SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16

of the Securities Exchange Act of 1934

Report on Form 6-K dated October 26, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒             Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐             No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐             No:  ☒

Enclosure:

Nokia Extraordinary General Meeting 2015 Proxy Materials

Nokia Extraordinary General Meeting 2015 Proxy materials

Dear Shareholder

We cordially invite you to attend an Extraordinary General Meeting of shareholders of Nokia Corporation to be held on December 2, 2015 at 4:00 p.m. (Helsinki time) at Helsinki Ice Hall.

Nokia has taken bold steps to reinvent itself over the past three years, creating significant shareholder value as a result.

In 2013, we purchased Siemens’ 50% share in Nokia Siemens Networks, then announced the sale of our Devices & Services business to Microsoft. In 2015, we made two more strategic announcements: the sale of our HERE mapping business and, more significantly, the planned combination with Alcatel

Lucent. Nokia’s Board of Directors and management of the company have diligently analyzed all available strategic scenarios and after a careful consideration of all available data proceeded with this transformation, and now we turn to you, once again, to ask for your support for the Alcatel Lucent transaction.

The attached Notice of the Extraordinary General Meeting and proxy materials provide information regarding the proposed resolutions to be decided at the Extraordinary General Meeting. We hope that you will express your view on these resolutions, either by voting in advance, issuing a proxy to a representative, or in person at the Extraordinary General Meeting.

As you may be aware, it is expected that in the second half of November 2015 Nokia will launch public exchange offers in France and in the United States for all shares, American depositary shares and convertible bonds of Alcatel Lucent. Holders of the aforesaid Alcatel Lucent securities that tender their Alcatel Lucent securities in the exchange offers will receive shares in Nokia as consideration for their tender, and become shareholders of Nokia.

The purpose of the exchange offers is to implement a transaction in which Nokia will acquire all of the Alcatel Lucent securities, which, if successful, will result in Alcatel

Lucent becoming a subsidiary of Nokia and will facilitate the combination of these two companies.

The purpose of the Extraordinary General Meeting is for you to consider and decide on the following proposals: 1. an authorization to Nokia’s Board of Directors to resolve to issue the Nokia shares needed to implement the combination of Nokia and Alcatel Lucent; 2. an amendment to Nokia’s Articles of Association to enable the implementation of the changes to the composition of Nokia’s Board of Directors in connection with the combination of Nokia and Alcatel Lucent as well as for streamlining the Articles of Association;

3. the election of three new members to Nokia’s Board of Directors and their remuneration, subject to the completion of the exchange offers.

Upon the completion of the transaction, we believe Nokia will be uniquely positioned to create a foundation of seamless connectivity for people and things, wherever they are. Nokia will have unrivaled innovation capabilities, enabling Nokia to accelerate the development of future technologies that will define the connected world. These innovation capabilities will be underpinned by a significantly strengthened financial profile; for example, on a pro forma basis, Nokia would have had net sales of EUR 24.7 billion and R&D investments of approximately EUR 4.3 billion, for the year ended December 31, 2014, and a net cash position of approximately EUR 8.1 billion, as of June 30, 2015.

Nokia’s Board of Directors unanimously recommends the transaction and the exchange offers as those are advisable, fair to and in the best interests of Nokia and its shareholders and approves the transaction and the exchange offers, as explained in detail in the section entitled “Recommendation of Nokia’s Board of Directors” herein.

THEREFORE, NOKIA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS YOU VOTE TO APPROVE EACH OF THE PROPOSALS ABOVE. REGARDLESS OF THE NUMBER OF NOKIA SHARES OR AMERICAN DEPOSITARY SHARES YOU OWN, YOUR VOTE IS VERY IMPORTANT.

The accompanying Notice of the Extraordinary General Meeting and proxy materials provide you with detailed information about the transaction, the exchange offers, the proposed amendment to Nokia’s Articles of Association, proposed changes to the composition on Nokia’s Board of Directors, and the Extraordinary General Meeting. We strongly encourage you to read these materials in their entirety. These proxy materials are also available on Nokia’s website at www.nokia.com/gm. On behalf of Nokia Corporation, I thank you for your ongoing support as we prepare for this important event in Nokia’s history.

Sincerely,

Risto Siilasmaa Chairman of the Board

Nokia Proxy materials 1

Notes

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Contents

Summary 5

Recommendation of Nokia’s Board of Directors 7

Questions and answers about the Extraordinary General Meeting 8

Questions and answers about the Transaction and the Exchange Offer 10

Questions and answers about the proposed amendments to Nokia’s Articles of Association 14

Questions and answers about the proposed changes to the composition of Nokia’s Board of

Directors 16

The Exchange Offer 17

The Memorandum of Understanding 22

Nokia Board member candidates 24

Risks relating to the Transaction and the Exchange Offer 26

Cautionary note regarding forward-looking statements 33

Where you can find more information 34

Annex A: Selected historical consolidated financial information for Alcatel Lucent 35

Annex B: Unaudited Pro Forma Condensed Combined Financial Information 36

Annex C: Notice of the Extraordinary General Meeting 53

Annex D: Board Proposals to the Extraordinary General Meeting 56

Annex E: Depositary’s Notice of the Extraordinary General Meeting of Nokia Corporation 62

Annex F: Information regarding Alcatel Lucent 66

Annex G: Agenda

Nokia Proxy materials 3

4 Nokia Proxy materials

Summary

On April 15, 2015 Nokia Corporation ("Nokia", "the Company", "we", "us", or "our") and Alcatel Lucent S.A. ("Alcatel Lucent") announced that they had entered into a memorandum of understanding (the "Memorandum of Understanding") under which Nokia agreed to make an offer for all Alcatel Lucent Securities (as defined below). Accordingly, it is expected that in the second half of November 2015 Nokia will launch a public exchange offer in France (the "French Offer") and in the United States (the "U.S. Offer" and, together with the French Offer, the "Exchange Offer") for all of Alcatel Lucent's shares, American depositary shares, convertible bonds due in 2018 (the "2018 OCEANEs"), convertible bonds due in 2019 (the "2019 OCEANEs"), and convertible bonds due in 2020 (the "2020 OCEANEs" and together with the 2018 OCEANEs and the 2019 OCEANEs, the "OCEANEs" and together with Alcatel Lucents' shares and American depositary shares "Alcatel Lucent Securities"), as explained in detail in the section entitled "The Exchange Offer" below.

The purpose of the Exchange Offer is for Nokia to acquire all of the Alcatel Lucent Securities which, if successful, will result in Alcatel Lucent becoming a subsidiary of Nokia and will facilitate the combination of these two companies (the "Transaction"). Holders of Alcatel Lucent Securities that tender their Alcatel Lucent Securities in the Exchange Offer will receive shares in, and become shareholders of, Nokia as consideration for their tender after settlement of the Exchange Offer. Following the issuance of the new Nokia shares and the completion of the Exchange Offer, and assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer, former holders of Alcatel Lucent Securities are expected to own approximately 33.5% of the issued and outstanding Nokia shares on a fully diluted basis (based on the number of shares outstanding on December 31, 2014).

On October 22, 2015 Nokia's Board of Directors convened this Extraordinary General Meeting of shareholders of Nokia Corporation, to be held on December 2, 2015 at 4:00 p.m. (Helsinki time) at Helsinki Ice Hall (the "Extraordinary General Meeting").

The purpose of the Extraordinary General Meeting is for Nokia shareholders to consider and decide on the following proposals:

Agenda item	Vote standard	Board vote recommendation	See page
Resolution on the authorization to the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent	Qualified majority (2/3 of the votes cast and shares represented)	FOR	10
Resolution on the amendment of the Articles of Association	Qualified majority (2/3 of the votes cast and shares represented)	FOR	14
Resolution on changes to the composition of the Board of Directors	Simple majority (50% of the votes cast)	FOR	16

(collectively, the "Board Proposals", which are attached to these proxy materials as Annex D)

Nokia's Board of Directors proposes to the Extraordinary General Meeting that, in order to implement the combination of Nokia and Alcatel Lucent, the Extraordinary General Meeting authorize Nokia's Board of Directors to resolve to issue, in deviation from the shareholders' pre-emptive right to subscription, in total a maximum of 2 100 million shares in one or more issues during the effective period of the authorization. This authorization, which will enable Nokia to deliver Nokia shares and American depositary shares to those holders of Alcatel Lucent Securities that have tendered their Alcatel Lucent Securities into the Exchange Offer, is needed to allow Nokia to implement the Transaction. Additionally, this authorization is also needed for Nokia to issue shares which may be used by Nokia in an exchange of Alcatel Lucent Securities outside of and after the Exchange Offer e.g., to provide beneficiaries of Alcatel Lucent employee equity compensation arrangements with Nokia shares. Shareholders representing at least two-thirds (2/3) of the votes cast and shares represented at the Extraordinary General Meeting are required to authorize Nokia's Board of Directors to issue the Nokia shares needed to implement the Transaction.

The amendment of Nokia's Articles of Association is being proposed in order to enable the implementation of the changes to the composition of Nokia's Board of Directors in connection with the combination of Nokia and Alcatel Lucent as well as to streamline the Articles of Association by removing certain provisions that overlap with the law, by creating appropriate flexibility for the governance of the company and by aligning the Articles of Association with market practice and the business of the company. Shareholders representing at least two-thirds (2/3) of the votes cast and shares represented at the Extraordinary General Meeting are required to approve

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the amendment of Nokia’s Articles of Association. Additionally, Nokia’s Corporate Governance and Nomination

Committee proposes to increase the number of members of Nokia’s Board of Directors from the current eight to ten and to elect the following three new members to Nokia’s Board of Directors: Olivier Piou, Louis R. Hughes and Jean C. Monty.

As agreed with Alcatel Lucent, and as described in the section entitled “The Memorandum of Understanding” below, the

Board member candidates have been identified jointly by

Nokia’s Corporate Governance and Nomination Committee and Alcatel Lucent. The identification process took place under the leadership of the chairman of Nokia’s Board of Directors and Nokia’s Corporate Governance and Nomination Committee, based upon initial recommendations made by the chairman of Alcatel Lucent. If elected, the term of each of the new members of Nokia’s Board of Directors will begin on the day immediately following the date of the completion of the Exchange Offers and expire on the closing of the Annual

General Meeting in 2016. The new members of the Board of Directors elected at the Extraordinary General Meeting are proposed to receive the same annual remuneration as is paid to the members of the Board of Directors elected at the

Annual General Meeting on May 5, 2015, prorated by the new Board members’ time in service until the closing of the Annual

General Meeting in 2016. Furthermore, Nokia’s Corporate Governance and Nomination Committee will also propose to Nokia’s Board of Directors that Olivier Piou be elected as the new Vice Chairman of Nokia’s Board of Directors subject to his election to Nokia’s Board of Directors at the Extraordinary

General Meeting and the completion of the Exchange Offer.

Shareholders representing at least a majority of the votes cast at the Extraordinary General Meeting are required to approve the changes to the composition of Nokia’s Board of Directors. We are making these proxy materials available to you to provide information and insight with respect to the Board Proposals, which will be decided at the Extraordinary General Meeting, as well as on attending the Extraordinary General Meeting of Nokia shareholders, to be held on December 2, 2015 at 4:00 p.m. (Helsinki time) at Helsinki Ice Hall.

6 Nokia Proxy materials

Recommendation of Nokia’s Board of Directors

Nokia’s Board of Directors has unanimously determined that the Transaction, the Exchange Offer and the issuance of the Nokia shares needed to implement the Transaction are advisable, fair to and in the best interests of Nokia and its shareholders and approves the Transaction and the Exchange

Offer. As such, and pursuant to the terms set forth in the

Memorandum of Understanding, Nokia’s Board of Directors unanimously recommends that Nokia shareholders vote “FOR” an authorization to Nokia’s Board of Directors to issue the Nokia shares needed to implement the Transaction, the proposed amendment to Nokia’s Articles of Association and changes to the composition of Nokia’s Board of Directors.

In evaluating the Transaction, the Exchange Offer and the issuance of the Nokia shares needed to implement the Transaction, Nokia’s Board of Directors consulted with Nokia’s management and legal and financial advisors and, in reaching its determination and recommendation, Nokia’s Board of Directors considered a number of factors. Nokia’s Board of

Directors also consulted with legal and financial advisors regarding its obligations, legal due diligence matters and the terms of the Exchange Offer and the Memorandum of Understanding between Nokia and Alcatel Lucent.

The mix of factors considered by Nokia’s Board of Directors favored the conclusion that the Transaction, the Exchange

Offer and the issuance of the Nokia shares needed to implement the Transaction, were advisable, fair to and in the best interests of Nokia and its shareholders. Some of the factors that Nokia’s Board of Directors considered when reaching its conclusion included the following (not in any relative order of importance): • that the combination of Nokia and Alcatel Lucent would create an end-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms; • complementary offerings, customers and geographic footprint of the two companies;

enhanced research and development capabilities of the combined group creating an innovation powerhouse with significant combined R&D resources;

the recent execution track-record on both sides and common vision for the future; the opportunity to realize significant cost savings and other synergies from the business combination;

the development of a robust capital structure and strong balance sheet of the combined group;

the reasons discussed in the section entitled “The

Exchange Offer — Reasons for the Exchange Offer” below; and • the opinion of J.P. Morgan to the effect that, as of the date of the J.P. Morgan opinion and subject to the factors, assumptions, qualifications and limitations used by J.P.

Morgan in reaching its opinion, the Transaction, the

Exchange Offer, the issuance of the Nokia shares needed to implement the Transaction, and the exchange ratio were fair, from a financial point of view, to Nokia.

In the course of its deliberations, Nokia’s Board of Directors also considered a variety of risks and other potentially negative factors, including the risks discussed in the section entitled

“Risks relating to the Transaction and the Exchange Offer” below.

Nokia’s Board of Directors considered all of these factors as a whole and, on balance, concluded that overall, the potential benefits of the Transaction to Nokia and its shareholders outweighed the relevant risks, and it supported the decision to approve the Transaction, the Exchange Offer and the issuance of the Nokia shares needed to implement the Transaction. The foregoing discussion of the information and factors considered by Nokia’s Board of Directors is not exhaustive. In view of the wide variety of the factors considered by Nokia’s Board of Directors in connection with its evaluation of the

Transaction and the Exchange Offer and the complexity of these matters, Nokia’s Board of Directors did not consider it practical to, nor did we attempt in these proxy materials to quantify, rank or otherwise assign relative weights to, the specific factors that it considered in reaching its decision.

Rather, Nokia’s Board of Directors viewed its decision as being based on the totality of the information presented to it and the factors it considered. Nokia’s Board of Directors evaluated the factors described above, among others, and reached a consensus that the Transaction, the Exchange Offer, and the issuance of the Nokia shares needed to implement the Transaction were advisable, fair to and in the best interests of Nokia and its shareholders. In considering the factors described above and any other factors, individual members of

Nokia’s Board of Directors may have viewed factors differently or given different weight or merit to different factors.

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Questions and answers about the Extraordinary General Meeting

The following questions and answers address briefly some questions you may have regarding the Extraordinary General Meeting.

These questions and answers may not address all questions that may be important to you as a Nokia shareholder. Please refer to the more detailed information contained elsewhere in these proxy materials and the documents identified in the section entitled “Where you can find more information” below.

1. How do I participate in the Extraordinary General Meeting if I hold Nokia shares in a Finnish book-entry account?

A shareholder whose shares are registered in his or her

name in a Finnish book-entry account on the Record Date of November 20, 2015 may vote by attending the Extraordinary General Meeting in person. Voting in person at the Extraordinary General Meeting is subject to giving prior notice of attendance in accordance with the instructions given in the Notice of the Extraordinary General Meeting no later than on November 25, 2015 at 4:00 p.m. (Helsinki time).

B shareholder may also either vote electronically in

advance or issue a proxy to a representative, who is empowered to vote on behalf of the shareholder. A separate Notice of the Extraordinary General Meeting in the form attached to these proxy materials as Annex C has been published on Nokia’s website, www.nokia.com/ gm, and such notice includes instructions on how to give prior notice of attendance and to vote at the Extraordinary General Meeting.

2. Can I vote in advance if I hold Nokia shares in a Finnish book-entry account?

A shareholder who has a Finnish book-entry account

may vote in advance on certain items on the agenda through the Company’s website at www.nokia.com/gm from October 26, 2015 until 4:00 p.m. (Helsinki time) on November 25, 2015.

B shareholder voting in advance may not be able to

exercise his or her right under the Finnish Companies Act to request information or to vote at the Extraordinary General Meeting and, if the Board Proposals have changed after the beginning of the advance voting period, such shareholder’s ability to vote on the Board Proposals may be restricted, unless the shareholder will be present in person or by proxy at the Extraordinary General Meeting. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website at www.nokia.com/gm. The shareholder must provide his or her Finnish book-entry account number in order to vote in advance.

3. Can I participate in the Extraordinary General Meeting by proxy if I hold my Nokia shares in a Finnish book-entry account or accounts?

A shareholder may exercise his or her rights at the

Extraordinary General Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise demonstrate such representative’s right to represent and vote on behalf of the shareholder at the Extraordinary General Meeting. Should a shareholder with shares in different book-entry accounts choose to participate in the Extraordinary General Meeting by means of several proxy representatives for the shares in different book-entry accounts, the shares which each proxy representative represents shall be identified in connection with the registration for the Extraordinary General Meeting. Original versions of proxy documents should be delivered to Nokia’s Registry of Shareholders before the last date for registration for the Extraordinary General Meeting.

4. How do I vote if I own American depositary shares?

Holders of Nokia American depositary shares can vote either via the Internet, by telephone or by mailing the voting card in accordance with the instructions provided by the depositary for our American depositary shares in the Depositary’s Notice attached to these proxy materials as Annex E.

5. How do I vote if I own other nominee registered shares than American depositary shares?

A holder of nominee registered shares is advised to

request the necessary instructions regarding registration with the temporary Register of Shareholders of Nokia, issuance of proxy documents and registration for the Extraordinary General Meeting from such holder’s custodian bank. The account management organization of the custodian bank must register a holder of nominee registered shares who wishes to participate in the Extraordinary General Meeting in the temporary Register of Shareholders of Nokia on or before October 27, 2015 at 4:00 p.m. (Helsinki time).

6. Can I change my vote?

Shareholders who have voted in advance through the electronic voting service may change their votes until electronic voting closes. Shareholders can also change

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advance votes up to and until the agenda item they have voted on is handled at the Extraordinary General Meeting, provided such shareholders are present at the Extraordinary General Meeting either in person or represented by a proxy representative. Electronic voting closes on November 25, 2015 at 4:00 p.m. (Helsinki time).

Holders of our American depositary shares may change their voting instructions at any time prior to the American depositary shares voting deadline of 5:00 p.m. (New

York City time) on November 17, 2015 by following the instructions in the Depositary’s Notice attached to these proxy materials as Annex E.

Holders of nominee registered shares who have issued proxy instructions to a broker must contact their broker to find out the process for changing the votes well in advance of the Finnish Record Date of November 20, 2015.

7. Who is entitled to vote at the Extraordinary General Meeting?

Each shareholder who is registered in the Register of Shareholders of the Company on the Record Date of November 20, 2015 has the right to participate in the

Extraordinary General Meeting. A shareholder whose shares are registered on such shareholder’s Finnish book- entry account is automatically registered in the Register of Shareholders of the Company. For such shareholders, participation also requires prior notice of attendance in accordance with the instructions given in the Notice of the Extraordinary General Meeting no later than on November 25, 2015 at 4:00 p.m. (Helsinki time), by which time the registration needs to be received by the Company.

A nominee registered shareholder may be temporarily registered in the Register of Shareholders in order to be able to participate in the Extraordinary General Meeting if such shareholder has the right to be registered in the Register of Shareholders on the Record Date of November 20, 2015. Shareholders who hold nominee registered shares must follow the instructions of their broker in order to be temporarily registered in the Register of Shareholders. For nominee registered shareholders, temporary registration in the Register of Shareholders also constitutes due notice of attendance.

Holders of our American depositary shares who have provided their voting instructions to the depositary as described in the Depositary’s Notice will be automatically recorded in the Register of Shareholders.

8. What is a “Quorum” for purposes of the Extraordinary General Meeting?

Neither Finnish Law nor Nokia’s Articles of Association set quorum requirements for the Extraordinary General Meeting.

9. What happens if I abstain from voting at the

Extraordinary General Meeting on one or more of the Board Proposals?

Abstentions or withheld votes will not be counted as

votes cast when calculating the amount of votes FOR or

AGAINST a proposal when a majority decision is enough to constitute a resolution on the proposal. However, a qualified majority, i.e. two-thirds (2/3) of the votes cast and shares represented at the Extraordinary General Meeting, is required in order to approve the authorization to Nokia’s Board of Directors to resolve to issue shares and to amend the Articles of Association. In qualified majority items all shares represented at the Extraordinary General Meeting are taken into account and abstentions thus have the same effect as votes AGAINST. Therefore, ABSTAIN votes affect the voting result. Shareholders should be aware of this, especially if giving a vote AGAINST is not their intention.

10. Will proxy solicitors be used in connection with the Extraordinary General Meeting?

We have engaged Georgeson Inc. to assist in soliciting voting by our shareholders in connection with the Board Proposals.

11. Who can help answer any additional questions I may have?

Please visit the Nokia Extraordinary General Meeting website at www.nokia.com/gm for any questions you may have. You can also contact your broker, or if you hold Nokia American depositary shares, you can contact our depositary, Citibank, N.A.

Nokia Proxy materials 9

Questions and answers about the

Transaction and the Exchange Offer

The following questions and answers address briefly some questions you may have regarding the Transaction and the Exchange Offer. These questions and answers may not address all questions that may be important to you as a Nokia shareholder. Please refer to the more detailed information contained elsewhere in these proxy materials and the documents identified in the section entitled “Where you can find more information” below.

1. What are the expected benefits of the Transaction?

We believe that the combination of Nokia’s and Alcatel Lucent’s businesses will create significant value for stakeholders of both companies. Following the completion of the Exchange Offer, Nokia will be well-positioned to create a foundation of seamless connectivity for people and things wherever they are. We believe that this foundation is essential for enabling the next wave of technological change, including the “internet of things” and ongoing transition to the cloud.

The strategic rationale for combining the two companies includes: • creation of end-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms; • complementary offerings, customers and geographic footprint of the two companies;

enhanced research and development capabilities of the combined group creating an innovation powerhouse with significant combined R&D resources;

the recent execution track-record on both sides and common vision for the future; the opportunity to realize significant cost savings and other synergies from the combination of two companies; and the development of a robust capital structure and strong balance sheet of the combined group.

2. What specific areas are being targeted for operating cost synergies?

Operating cost synergies are expected to create a long-term structural cost advantage, which are expected to come from a wide range of areas, including: • organizational streamlining, including support functions and regional and sales organizations;

infrastructure costs, including reduction of various overhead costs in real estate, manufacturing and supply-chain infrastructure, information technology, and overall general and administrative expenses, including redundant public company costs;

procurement, given expanded purchasing requirements of

the combined company; and

R&D, particularly in wireless.

3. What are Nokia’s intentions with respect to employment in France?

When Nokia joins with Alcatel Lucent, Nokia expects that France, where Alcatel Lucent is a fundamental participant in the technology ecosystem, will be a vibrant center of the combined company. Nokia intends to maintain employment in France consistent with Alcatel Lucent’s end-2015 Shift Plan commitments. In addition, Nokia expects to expand Research & Development employment with the addition of several hundred new positions targeting recent graduates with skills in future-oriented technologies. For further information see the section entitled “The Exchange Offer—Intentions of Nokia over the next twelve months—Intentions of Nokia with respect to employment in France” below.

4. What will be the organizational structure for the combined company?

As announced on October 7, 2015, after the completion of the Exchange Offer, the Networks business will be conducted through four business groups: Mobile Networks,

Fixed Networks, Applications & Analytics and IP/Optical

Networks. These business groups would provide an end-to-end portfolio of products, software and services to enable the combined company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies would continue to operate as a separate business group. Each business group would have strategic, operational and financial responsibility for its portfolio and would be fully accountable for meeting its targets.

5. What is the expected governance structure of the combined company?

Following the implementation of the Transaction, we expect:

Risto Siilasmaa to serve as the Chairman of Nokia’s Board of Directors;

Rajeev Suri to serve as Nokia’s President and Chief

Executive Officer;

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Ten directors to serve on Nokia’s Board of Directors: • including Olivier Piou (who is also expected to serve as

Vice Chairman of Nokia’s Board of Directors), Louis R.

Hughes and Jean C. Monty, each of whom are, upon the joint nomination of Nokia’s Corporate Governance and

Nomination Committee and Alcatel Lucent, currently nominated to Nokia’s Board of Directors, as set forth in agenda item 8 and as further described in the section entitled “Nokia Board member cadidates” below; and

excluding Elizabeth Doherty, who is expected to resign from Nokia’s Board of Directors subject to and following the completion of the Exchange Offer.

6. Have you made any commitment to Nokia executives in the event that they are made redundant as a result of the Transaction?

Nokia has entered into agreements with certain senior management of Nokia. As a result, if their employment with Nokia is terminated (other than for cause) by Nokia within 12 months of the completion of the Exchange Offer or they are offered a role within Nokia with materially less responsibility or less total target cash compensation, such participants would be entitled to the pro rata settlement of the value of their defined long-term incentives in addition to normal severance payments.

7. How does the Exchange Offer relate to the Transaction?

The purpose of the Exchange Offer is for Nokia to acquire all of the Alcatel Lucent Securities which, if successful, will result in Alcatel Lucent becoming a subsidiary of Nokia. Holders of Alcatel Lucent Securities that tender their Alcatel Lucent Securities in the Exchange Offer will receive shares in Nokia as consideration for their tender, and become shareholders of Nokia.

8. How many Nokia shares will be issued in connection with the Exchange Offer?

The maximum amount of the proposed share issuance authorization is 2 100 million Nokia shares. The actual amount of Nokia shares to be issued to holders of

Alcatel Lucent Securities depends on the amount of Alcatel Lucent Securities that are tendered into the Exchange Offer, and how many Nokia shares will be issued to beneficiaries of Alcatel Lucent employee equity compensation arrangements. After completion of the Exchange Offer and assuming that all Alcatel

Lucent Securities are tendered into the Exchange

Offer or the subsequent offering period, if any, former holders of Alcatel Lucent Securities are expected to own approximately 33.5 % of the issued and outstanding Nokia shares on a fully diluted basis (based on the number of shares outstanding on December 31, 2014).

9. Will Nokia issue new shares or treasury shares under the share issuance authorization?

Under the authorization the Board can decide to issue either new shares or treasury shares. The Exchange Offer will be settled by issuing new shares.

The new Nokia shares to be issued in the Exchange Offers will carry shareholder rights as of their registration in accordance with the Finnish Limited Liability Companies

Act.

10. What events could cause an adjustment to the exchange ratio?

The exchange ratio is fixed, subject to limited exceptions, such as if the outstanding shares of Nokia or Alcatel

Lucent are changed as a result of any share dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, or if Nokia or Alcatel

Lucent resolves to pay, or pays, any dividend with a record date before the settlement of the Exchange Offer.

11. Why is the Exchange Offer comprised of both a U.S. Offer and a French Offer?

Nokia is conducting a U.S. Offer in connection with its offer to exchange the outstanding Alcatel Lucent shares and OCANEs held by U.S. holders and Alcatel Lucent American depositary shares held by the holders thereof, wherever located, for Nokia shares or Nokia American depositary shares. Additionally, as Alcatel Lucent is a French socie?te? anonyme with a listing on Euronext Paris, a French Offer is required pursuant to French laws and regulations and is being conducted in accordance with the AMF General Regulation. The terms and conditions of the U.S. Offer and the French Offer are substantially the same.

12. When is the Exchange Offer expected to be completed?

Nokia expects to file the French Offer with the Financial Markets Authority (Autorité des Marchés Financiers) (the “AMF”) shortly. The indicative timetable of the French Offer will be published by the AMF, following its clearance of the French Offer. In accordance with French rules and regulations, the initial offer period is expected to last 25 trading days. The results of the initial offer period are expected to be announced by the AMF four to five and in any event no later than nine trading days after the closing of the French Offer. After the announcement of the results of the initial offer by the AMF, and provided the initial offer is successful such that Nokia owns more than 50% but less than 95% of Alcatel Lucent’s share capital and voting rights, the French Offer will be reopened for a subsequent offering period of at least 10 trading days.

The dates of the U.S. Offer are expected to be aligned with the French Offer. However, Nokia may not complete the U.S. Offer and issue the new Nokia shares until Nokia’s Registration Statement on Form F-4 is declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

13. What are the conditions for the completion of the

Exchange Offer?

Nokia’s obligation to accept, and to exchange, any Alcatel

Lucent Securities validly tendered into the Exchange

Offer is subject to (i) the tender of more than 50% of Alcatel Lucent shares on a fully diluted basis or, if waived by Nokia in its sole discretion, the minimum number of

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shares which are legally required to be tendered, and (ii) our shareholders’ authorization to issue the Nokia shares needed to implement the Transaction.

14. What happens if less than 50% of Alcatel Lucent’s

Securities are tendered in the Exchange Offer?

If less than 50% of Alcatel Lucent shares on a fully diluted basis are tendered in the Exchange Offer, Nokia will not be obligated to accept and exchange such securities and the

Exchange Offer will be withdrawn, unless such condition is waived by Nokia in its sole discretion. However, if less than 50% of Alcatel Lucent’s share capital or voting rights is tendered in the Exchange Offer (including the Alcatel Lucent shares underlying any OCEANEs tendered in the Exchange Offer) the Exchange Offer will automatically lapse pursuant to the AMF General Regulation. Additionally, neither Nokia nor (assuming that certain other events had not occurred, such as the public announcement of an Alternate Proposal (as defined in the Memorandum of Understanding) with respect to Alcatel Lucent) Alcatel

Lucent, would be required to pay a termination fee under such circumstances. For further information on the conditions under which termination fees may be payable by Nokia or Alcatel Lucent, see the section entitled “The

Memorandum of Understanding –Termination of the Memorandum of Understanding and termination fees” below.

15. What happens if more than 50%, but less than 95%, of Alcatel Lucent shares are tendered in the Exchange

Offer?

If, at the successful completion of the Exchange Offer, Nokia owns more than 50% but less than 95% of Alcatel

Lucent’s share capital and voting rights, Nokia will conduct a subsequent offering period after the date of announcement of the results of the French Offer by the AMF (taking into account the results of the U.S. Offer) subject to the requirement that more than 50% of Alcatel

Lucent shares on a fully diluted basis are tendered in the

Exchange Offer, or Nokia’s waiver of such requirement, and the authorization from Nokia’s shareholders to issue the Nokia shares needed to implement the Transaction. The subsequent offering period would be conducted on the same terms as the Exchange Offer, but the offering period would be shorter and Alcatel Lucent Securities properly tendered during the subsequent offering period will not be permitted to be withdrawn and will be accepted without any minimum condition.

If Nokia owns less than 95% of the share capital and voting rights of Alcatel Lucent immediately after the completion of the Exchange Offer or, if applicable, the subsequent offering period for the Exchange Offer, then Nokia reserves the right, subject to applicable law, to (i) commence a buy-out offer for the Alcatel Lucent

Securities it does not own, (ii) commence at any time a simplified offer for the Alcatel Lucent Securities it does not own, (iii) cause Alcatel Lucent to be merged into Nokia or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of,

Alcatel Lucent, or (iv) take any other steps to consolidate

its ownership of Alcatel Lucent. We do not currently intend to structure any of the foregoing steps so that it would result in the OCEANEs becoming convertible bonds of

Nokia Corporation, becoming debt obligations of Nokia Corporation or otherwise convertible into Nokia shares or

Nokia American depositary shares.

In addition, if Nokia owns less than 95% of the share capital and voting rights of Alcatel Lucent immediately after the completion of the Exchange Offer or, if applicable, the subsequent offering period for the Exchange Offer, Nokia intends to request to delist Alcatel Lucent shares and OCEANEs from Euronext Paris and seek to delist Alcatel Lucent American depositary shares from the NYSE, whether or not the Alcatel Lucent shares have been delisted from Euronext Paris, and, when possible, to deregister Alcatel Lucent shares and Alcatel Lucent American depositary shares under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).

16. What happens if more than 95% of Alcatel Lucent’s

Securities are tendered in the Exchange Offer?

If, at the completion of the Exchange Offer or the subsequent offering period, if any, Nokia owns 95% or more of the share capital and voting rights of Alcatel Lucent, Nokia intends to request from the AMF, within three months of the expiration of the French Offer period, the implementation of a squeeze-out for the remaining outstanding Alcatel Lucent shares. In addition, if, at the completion of the Exchange Offer or the subsequent offering period, if any, Nokia owns 95% or more of the sum of the outstanding Alcatel Lucent shares and the Alcatel Lucent shares issuable upon conversion of all of the OCEANEs then outstanding (Alcatel Lucent shares held in treasury being considered as held by Nokia for the purpose of the calculation), Nokia intends to request from the AMF, within three months of the expiration of the French Offer period, the implementation of a squeeze-out for the remaining OCEANEs.

17. What am I being asked to decide at the Extraordinary

General Meeting with respect to the Exchange Offer?

You are being asked to consider and decide on a proposal to authorize Nokia’s Board of Directors to resolve to issue, in deviation from the shareholders’ pre-emptive right to subscription, in total a maximum of 2 100 million shares in one or more issues during the effective period of the authorization. It is proposed that the authorization be effective until December 2, 2020 and that the authorization does not terminate the authorization to issue shares, and special rights entitling to shares, granted by the Annual General Meeting on May 5, 2015.

18. Why is Nokia’s Board of Directors proposing a share issuance authorization of up to 2 100 million shares?

The share issuance authorization is needed to implement the Transaction, as it will enable Nokia to issue the maximum amount of Nokia shares that could be issued to holders of Alcatel Lucent Securities and beneficiaries

12 Nokia Proxy materials

of Alcatel Lucent employee equity compensation arrangements. The actual amount of shares to be issued will depend on the amount of shares needed to be issued as consideration to holders of Alcatel Lucent Securities tendered into the Exchange Offer and any subsequent offering period, as well as any squeeze-out, as the case may be, and to beneficiaries of Alcatel Lucent employee equity compensation arrangements.

19. Why is the authorization proposed to be effective until

December 2, 2020?

The maximum period allowed by law for a share issuance authorization for Nokia is five years. We do not yet know how long it will take to complete the Transaction and when we will issue the new Nokia shares to the Alcatel Lucent security holders in connection with the Transaction.

In addition, Nokia will enter into liquidity agreements with certain Alcatel Lucent stock option holders and holders of Alcatel Lucent performance shares who, due to tax or regulatory reasons, cannot tender their Alcatel Lucent shares into the offer until the expiration of a certain lock-up period. At the end of the liquidity period they will receive Nokia shares, so we will need to be able to issue shares to them at the end of the lock-up period. The last lock-up period ends in July 2019.

20. Can the authorization be used for other transactions or new stock option plans?

Nokia’s Board of Directors proposes the authorization to be used to issue Nokia shares to the holders of Alcatel Lucent Securities and beneficiaries of Alcatel Lucent employee equity compensation arrangements in order to implement the Transaction, to facilitate other transactions contemplated by the Memorandum of Understanding, and / or to otherwise effect the combination of Nokia and Alcatel Lucent. Consequently, the authorization may be used in order to implement the combination by some other means than by means agreed in the Memorandum of Understanding. However, the authorization cannot be used for any other purpose, nor for new stock option plans, nor to settle Nokia’s equity-based incentive plans.

21. What is the vote required to authorize Nokia’s Board of Directors to resolve to issue the Nokia shares?

Under Finnish law the share issuance authorization requires that the proposal is supported by a qualified majority of at least two thirds (2/3) of the votes cast and the shares represented at the meeting.

22. What will happen if Nokia’s shareholders do not authorize the issuance of the Nokia shares needed to implement the Transaction?

If our shareholders do not authorize the issuance of the Nokia shares, Nokia would not be able to implement the

Transaction. Nokia would also be required to pay Alcatel

Lucent a termination fee of EUR 150 million.

23. How does Nokia’s Board of Directors recommend that I vote on this proposal?

Nokia’s Board of Directors unanimously recommends that you approve the share issuance authorization, which is needed to implement the Transaction. For further information on Nokia’s Board of Directors’ recommendation, see the section entitled “Recommendation of Nokia’s Board of Directors” above.

Nokia Proxy materials 13

Questions and answers about the proposed amendments to Nokia’s Articles of Association

The following questions and answers address briefly some questions you may have regarding the proposed amendments to Nokia’s Articles of Association. These questions and answers may not address all questions that may be important to you as a Nokia shareholder. Please refer to the more detailed information contained elsewhere in these proxy materials and the documents identified in the section entitled “Where you can find more information” below.

1. What am I being asked to decide at the Extraordinary General Meeting with respect to the Articles of Association?

Nokia’s Board of Directors proposes to the Extraordinary General Meeting that Articles 2, 4 and 9 of the Articles of Association of the Company be amended as follows:

Article 2 – Object

Existing Article 2

The object of the company is to engage in the telecommunications industry and other sectors of the electronics industry as well as the related service businesses, including the development, manufacture, marketing and sales of mobile devices, other electronic products and telecommunications systems and equipment as well as related mobile, internet and network infrastructure services and other consumer and enterprise services. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations. The company may engage in securities trading and other investment activities.

Article 4 – Board of Directors

Existing Article 4

The company shall have a Board of Directors comprising a minimum of seven and a maximum of twelve members who shall be elected at the Annual General Meeting.

Proposals for the election of the members of the Board of Directors and their remuneration shall be made to the Annual General

Meeting by the Board’s Corporate Governance and Nomination Committee, comprising 3-5 Board members appointed by the Board of Directors for a maximum term of one year at a time.

The term of a Board member shall begin from the Annual General

Meeting at which he was elected and expire at the closing of the following Annual General Meeting. Should a member resign before the end of the term of office, a replacing member may be elected at an Extraordinary General Meeting.

Proposed Article 2

The object of the company is to research, develop, manufacture, market, sell and deliver products, software and services in a wide range of consumer and business-to-business markets. These products, software and services relate to, among others, network infrastructure for telecommunication operators and other enterprises, the internet of things, human health and well-being, multi-media, big data and analytics, mobile devices and consumer wearables and other electronics. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations, including securities trading and other investment activities. The company may carry on its business operations directly, through subsidiary companies, affiliate companies and joint ventures.

Proposed Article 4

The company shall have a Board of Directors comprising a minimum of seven and a maximum of twelve members.

The term of a Board member shall begin at the closing of the General Meeting at which he or she was elected, or later as resolved by the General Meeting, and expire at the closing of the following

Annual General Meeting.

The Board of Directors shall elect its Chairman and Vice Chairman for the term of the Board of Directors, or for another term resolved by the Board of Directors.

The Board of Directors shall establish its rules of procedure.

—-

14 Nokia Proxy materials

Existing Article 4 (continued)

The Board of Directors shall elect its Chairman and Vice Chairman for a term of one year at a time.

The Board of Directors shall convene at the request of its Chairman. The Board of Directors shall constitute a quorum when more than half of the members of the Board of Directors are present.

Resolutions shall be made by a majority vote or, in case of a tie, the Chairman shall have the casting vote. However, if in the election of a Chairman there is a tie, the election shall be decided by drawing lots. The Board of Directors shall establish its rules of procedure.

The company shall have a Leadership Team which is responsible for the operative management of the company. The number of members on the Nokia Leadership Team as well as the Nokia Leadership Team’s rules of procedure shall be approved by the Board of Directors. The Chairman of the Nokia Leadership Team shall be appointed by the Board of Directors. The Chairman of the Nokia Leadership Team may be elected to the Board of Directors. Upon a proposal by the Chairman of the Nokia Leadership Team, the Board of Directors shall appoint the other members of the Nokia Leadership Team, who may not be members of the Board of Directors.

Proposed Article 4 (continued)

Article 9 – General Meeting

Existing Article 9

The Annual General Meeting shall be held in Helsinki or Espoo at the latest on 30 June as determined by the Board of Directors.

An Extraordinary General Meeting shall be held whenever deemed necessary by the Board of Directors. An Extraordinary General

Meeting shall also be held if an auditor or shareholders owning at least one-tenth (1/10) of all the shares so request in writing for the consideration of a specified matter.

Proposed Article 9

The Annual General Meeting shall be held at the latest on June 30 as determined by the Board of Directors. General Meetings shall be held in

Helsinki, Espoo or Vantaa.

—-

2. What is the vote required to amend the Articles of Association?

Under Finnish law, amending the Articles of Association requires that the proposal is supported by a qualified majority of at least two thirds (2/3) of the votes cast and the shares represented at the meeting.

3. Are the amendments to the Articles of Association needed to effect the Exchange Offer or implement the Transaction?

Nokia does not need to amend its Articles of Association in order to effect the Exchange Offer or implement the Transaction. However, the amendments to the Articles of Association are proposed in order to enable the implementation of the changes to the composition of Nokia’s Board of Directors in connection with the combination of Nokia and Alcatel Lucent as well as to streamline the Articles of Association by removing certain provisions that overlap with the law, by creating appropriate flexibility for the governance of the company and by aligning the Articles of Association with market practice and the business of the company.

4. Is the proposal to amend the Articles of Association conditional upon shareholder approval of the authorization to the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent?

No, the proposal is not conditional on approval of the share issuance authorization and completion of the

Exchange Offer or the Transaction.

5. How does Nokia’s Board of Directors recommend that I vote on this proposal?

Nokia’s Board of Directors unanimously recommends that you approve the proposed amendments to Nokia’s Articles of Association.

Nokia Proxy materials 15

Questions and answers about the proposed changes to the composition of Nokia’s Board of Directors

The following questions and answers address briefly some questions you may have regarding the proposed changes to the composition of Nokia’s Board of Directors. These questions and answers may not address all questions that may be important to you as a Nokia shareholder. Please refer to the more detailed information contained elsewhere in these proxy materials and the documents identified in the section entitled “Where you can find more information” below.

1. Are any of the existing members of Nokia’s Board of Directors resigning / standing for reelection in connection with the Extraordinary General Meeting?

Elizabeth Doherty has informed the Corporate Governance and Nomination Committee that she will step down from the Nokia Board of Directors subject to and following the completion of the Exchange Offer. Ms. Doherty has been a Nokia Board member since 2013. All other current Board members shall continue to serve as members of the Board of Directors following the completion of the Exchange

Offer.

2. What will be the composition of Nokia’s Board of Directors once the election of the Board member candidates is approved by Nokia’s shareholders?

The Corporate Governance and Nomination Committee proposes to the Extraordinary General Meeting that the following candidates be elected as new members of Nokia’s Board of Directors: Louis R. Hughes, Jean C. Monty and Olivier Piou. In addition Vivek Badrinath, Bruce Brown,

Simon Jiang, Jouko Karvinen, Elizabeth Nelson, Risto Siilasmaa ja Kari Stadigh will continue as members of the Nokia Board of Directors. For further information on the Board member candidates, see section entitled “Nokia Board member Candidates” below.

3. Once elected, when will the Board member candidates become members of Nokia’s Board of Directors?

Once elected, the term of each of the new members of Nokia’s Board of Directors will begin on the day immediately following the date of the completion of the

Exchange Offer, which is the day following the date of the settlement and delivery of the Nokia shares to the holders of Alcatel Lucent Securities in accordance with the terms of the Exchange Offer after the first offer period. The term expires on the closing of the Annual General Meeting in

2016.

4. Is the election of the Board member candidates needed to effect the Exchange Offer or implement the Transaction?

Nokia’s shareholders do not need to elect each of the

three Board member candidates in order to effect the Exchange Offer or implement the Transaction.

However, pursuant to the terms of the Memorandum of Understanding, Nokia’s Corporate Governance and

Nomination Committee has, jointly with Alcatel Lucent, identified such individuals to be nominated to Nokia’s

Board of Directors at the Extraordinary General Meeting.

5. Are the proposed changes to the composition of Nokia’s Board of Directors conditional?

The Corporate Governance and Nomination Committee proposes the changes to the composition of Nokia’s Board of Directors subject to the approval of the proposal to authorize the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent and the proposal to amend the Articles of Association. In addition, the resolution is subject to the completion of the Exchange Offer and to the registration of the amendment of the Articles of Association.

6. Once elected, how will Nokia compensate the member candidates of Nokia’s Board of Directors?

The new members of the Board of Directors elected at the Extraordinary General Meeting are proposed to receive the same annual remuneration as is paid to the members of the Board of Directors elected at the Annual General

Meeting on May 5, 2015, prorated by the new Board members’ time in service until the closing of the Annual

General Meeting in 2016.

7. What is the vote required to approve the proposed changes to the composition of Nokia’s Board of Directors?

Under Finnish law the approval of the proposal requires that the proposal is supported by more than half (50%) of the votes cast at the Extraordinary General Meeting.

8. How does Nokia’s Board of Directors recommend that I vote on this proposal?

Nokia’s Board of Directors unanimously recommends that you approve the changes to the composition of Nokia’s Board of Directors.

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The Exchange Offer

This section of these proxy materials describes certain aspects of the Exchange Offer. However, this description may not be complete or may not provide all the information that may be important to you. We highly recommend that you carefully read these proxy materials and other information that may be important to you, including our Registration Statement on Form F-4, filed with the SEC on August 14, 2015 (as amended on October 22, 2015 and as may be amended after the date of these materials), the Schedule TO to be filed with the SEC upon the commencement of the U.S. Offer, the separate French Offer documentation to be filed with the AMF in October 2015, and the listing prospectus filed with, and approved by, the Finnish Financial Supervisory Authority, each of which are, or will be, available on our website at www.nokia.com.

The companies

Nokia Corporation

Nokia is a Finnish Corporation, established in 1865 and organized under the laws of the Republic of Finland. Nokia’s registered office and its principal executive office is Karaportti

3, FI-02610 Espoo, Finland, and the telephone number is +358 (0) 10- 448-8000.

Nokia’s shares are traded on the Nasdaq Helsinki under the symbol “NOKIA” and Nokia’s American depositary shares are traded on the NYSE under the symbol “NOK.” In addition, we will apply for admission of the Nokia shares for trading on Euronext Paris.

Alcatel Lucent

Alcatel Lucent is a French société anonyme, established in 1898, originally as a listed company named Compagnie Générale d’E?lectricité. Alcatel Lucent is registered at the

Nanterre Trade and Companies Registry under number

542 019 096 and is subject to all laws governing business corporations in France, specifically the commercial code and the financial and monetary code. Its APE business activity code is 7010Z. Alcatel Lucent’s corporate purpose is the design, manufacture, operation and sale of all equipment, material and software related to domestic, industrial, civil, military or other applications concerning electricity, telecommunications, computers, electronics, aerospace industry, nuclear energy, metallurgy, and, in general, of all the means of production or transmission of energy or communications (cables, batteries and other components), as well as, secondarily, all activities relating to operations and services in connection with the above-mentioned means worldwide. It may acquire interests in any company, regardless of its form, in associations, French or foreign business groups, whatever their corporate purpose and activity may be and, in general, may carry out any industrial, commercial, financial, assets or real estate transactions, in connection, directly or indirectly, totally or partially, with any of the corporate purposes set out in Article 2 of its articles of association and with all similar or related purposes.

Alcatel Lucent currently has two operating segments: Core Networking and Access. Until March 2014, Alcatel Lucent had a third operating segment: Other. The Core Networking segment includes the following business divisions: IP Routing, IP Transport and IP Platforms. In 2014, revenues in the Core

Networking segment were EUR 5.97 billion, representing 45% of Alcatel Lucent’s total revenues. The Access segment includes four business divisions: Wireless, Fixed Access,

Licensing and Managed Services. In 2014, revenues in the

Access segment were EUR 7.16 billion, representing 54% of Alcatel Lucent’s total revenues. Until 2014, the Other segment included the government business, which built and delivered complete turnkey solutions in support of U.S. federal government agencies in the U.S. On March 31, 2014, Alcatel

Lucent completed the disposal of LGS Innovations LLC. In

2014 revenues in Alcatel Lucent’s Other segment were EUR 41 million, representing less than 1% of Alcatel Lucent’s total revenues.

On October 6, 2015, Alcatel Lucent announced that it will continue to operate its undersea cables business, Alcatel

Lucent Submarine Networks, as a wholly owned subsidiary.

Alcatel Lucent’s principal office is located at 148/152 Route de la Reine 92100 Boulogne-Billancourt, France, and the telephone number is +33 (0)1 55 14 10 10.

Alcatel Lucent’s shares (ISIN: FR0000130007; nominal value of EUR 0.05) are traded on Euronext Paris under the symbol

“ALU” and Alcatel Lucent’s American depositary shares are traded on the NYSE under the symbol “ALU.” As of September 30, 2015, 2 838 984 750 Alcatel Lucent shares were outstanding (including 40 115 200 Alcatel Lucent shares held in treasury by Alcatel Lucent and the Alcatel Lucent shares represented by Alcatel Lucent American depositary shares). As of June 30, 2015, 499 863 626 Alcatel Lucent shares were represented by Alcatel Lucent American depositary shares. A shareholder has the right to as many votes as the number of shares that he owns or represents. However, fully paid registered shares, registered in the name of the same holder for at least three years, have double voting rights.

The OCEANEs are traded on Euronext Paris, under the symbol “YALU” for the 2018 OCEANEs, “YALU1” for the 2019 OCEANEs and “YALU2” for the 2020 OCEANEs. As of September 30, 2015, 349 413 680 2018 OCEANEs, 167 500 000 2019 OCEANEs and 114 499 995 2020 OCEANEs were outstanding.

Reasons for the Exchange Offer

We believe that the combination of Nokia’s and Alcatel Lucent’s businesses will create significant value for stakeholders of both companies. Following the completion of the Exchange

Offer, Nokia will be well-positioned to create a foundation of seamless connectivity for people and things wherever they are. We believe that this foundation is essential for enabling the next wave of technological change, including the “internet of things” and the ongoing transition to the cloud.

Nokia Proxy materials 17

The strategic rationale for combining the two companies includes: • creation of end-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms; • complementary offerings, customers and geographic footprint;

enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources;

the recent execution track-record on both sides and common vision for the future; the opportunity to realize significant cost savings and other synergies; and

the development of a robust capital structure and strong balance sheet.

End-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms

Combining Nokia and Alcatel Lucent will bring together the complementary capabilities of both companies with an end-to-end portfolio of software, services and products, which will be weighted towards next-generation technologies enabling us to provide better solutions to customers and access new opportunities in an expanded, addressable market.

Following the completion of the Exchange Offer, the combined company is expected to be a leader in technologies such as fixed broadband, LTE, IP routing, cloud applications and advanced analytics, positioning the company as either the number one or two player in most key business areas. Nokia expects the combined company to have the scale to service the very largest global multinational customers with a broader range of products, software and services across a wider geographic footprint, which Nokia believes will make it the strategic partner of choice for the long-term.

Complementary offerings, customers and geographic footprint

The Exchange Offer brings together two businesses which

Nokia believes has highly complementary portfolios and geographies, bringing together the best of fixed and mobile,

IP routing, core networks, cloud applications and services.

Together, Nokia and Alcatel Lucent will have particular strength in the United States, China, Europe and Asia-Pacific. Nokia believes that the combined company will be positioned to target a larger addressable market, and Nokia estimates, based on our internal data, that the combined company would also have an improved growth profile. Based on Nokia’s estimates, the addressable market of the combined company in 2014 was approximately 50% larger than the current addressable networks market for Nokia alone, increasing from approximately EUR 84 billion to approximately EUR 130 billion. Based on Nokia’s internal estimates, the combined company is expected to have a stronger growth profile than Nokia’s current addressable market, and Nokia estimates, based on its internal data, that the addressable market of the combined company would enjoy a Compound Annual Growth Rate of approximately 3.5% for the 2014–2019 period.

Enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources

The combined company will have significant innovation capabilities, with Alcatel Lucent’s Bell Labs and Nokia’s

FutureWorks, as well as Nokia Technologies. The latter is expected to stay as a separate entity with a clear focus on licensing and the incubation of new technologies.

The recent execution track-record on both sides and common vision for the future

Nokia believes that both companies are in a far better position to combine at this point in time and that the combination is being conducted from a position of strength. Both companies have recently improved their operational efficiency and agility through significant restructurings, and Nokia has purchased Siemens share of Nokia Siemens Network, divested substantially all of its Devices & Services business to Microsoft and has announced the pending disposal of its HERE digital mapping and location services business, while Alcatel Lucent is coming to the end of the Shift Plan, a comprehensive plan to refocus Alcatel Lucent as a specialist in IP networking, cloud and ultra-broadband access.

The opportunity to realize significant cost savings and other synergies

The combined company would target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019, assuming completion of the Exchange Offer no later than the end of the first half of 2016.

The development of a robust capital structure and strong balance sheet

The combined company will benefit from enhanced financial resources for growth and investment purposes. The combined company is expected to have a strong balance sheet, which will support our ambition to re-establish our long-term investment-grade rating. Assuming conversion of all OCEANEs and completion of the sale of our HERE business, the pro forma net cash position of the combined company at June 30, 2015 would have been EUR 8.1 billion and pro forma cash and cash equivalents of the combined company at June 30, 2015 would have been EUR 10.5 billion. Net cash is a non-

IFRS financial measure. Refer to the section “Unaudited pro forma condensed combined financial information” in Annex B for a description of how we define and calculate net cash. Following the completion of the Exchange Offer, Nokia intends to evaluate the resumption of a capital structure optimization program for the combined group, and remains committed to having an efficient capital structure.

Terms of the Exchange Offer

Nokia will make public exchange offers in France and in the United States for all Alcatel Lucent Securities. Pursuant to the Exchange Offer, Nokia will offer to exchange: • each Alcatel Lucent share for 0.55 Nokia ordinary share; • each Alcatel Lucent American depositary share for 0.55 Nokia American depositary share; and

18 Nokia Proxy materials

such number of Nokia shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia shares per each Alcatel Lucent share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer. Since the Exchange Offer may lead to a change of control of Alcatel Lucent, pursuant to the terms of each of the OCEANEs, the opening of the Exchange Offer will result in an upward adjustment of the OCEANEs’ conversion / exchange ratio, which will provide the OCEANE holders with a change of control premium. This adjustment cannot be definitively determined until the opening date of the Exchange Offer has been established. As the offering price for the OCEANEs is based upon the number of Alcatel Lucent shares underlying the OCEANEs (as determined by the adjusted conversion / exchange ratio), the precise offering price for the OCEANEs cannot be determined until the opening date of the Exchange

Offer has been established.

Nokia’s obligation to accept, and to exchange, any Alcatel Lucent Securities validly tendered into the Exchange Offer is subject to (i) the tender of more than 50% of Alcatel Lucent

Securities on a fully diluted basis or, if waived by Nokia in its sole discretion, the minimum number of shares which are legally required to be tendered and (ii) our shareholders’ authorization to issue the Nokia shares needed to implement the Transaction.

For further information on the terms of the Exchange Offer, see the section entitled “Questions and answers about the

Transaction and the Exchange Offer” above.

Treatment of Alcatel Lucent stock options and performance shares

Pursuant Pursuant to the Memorandum of Understanding,

Alcatel Lucent agreed to accelerate or waive certain terms of the Alcatel Lucent stock options, subject to certain conditions. In respect of holders of Alcatel Lucent stock options who elect not to accept the acceleration, the terms and conditions of their Alcatel Lucent stock options will remain unchanged, including the performance and presence conditions.

Similarly, pursuant to the Memorandum of Understanding,

Nokia and Alcatel Lucent agreed to implement a mechanism with respect to the unvested Alcatel Lucent performance shares granted before April 15, 2015 pursuant to which the beneficiaries may waive their rights to receive Alcatel Lucent performance shares in exchange for Alcatel Lucent shares, subject to certain conditions. In respect of beneficiaries who elect not to accept the acceleration, the terms and conditions of their Alcatel Lucent performance shares will remain unchanged, including the performance conditions and the presence conditions. Nokia and Alcatel Lucent agreed however to adjust the performance conditions attached to any such

Alcatel Lucent performance shares as a result of the closing of the Exchange Offer and Alcatel Lucent amended the terms and conditions of the applicable Alcatel Lucent performance shares plans correspondingly.

.

Dilutive effect on Nokia’s shareholders

After completion of the Exchange Offer and assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any, former holders of Alcatel Lucent Securities are expected to own approximately

33.5% of the issued and outstanding Nokia shares on a fully diluted basis (based on the number of shares outstanding on December 31, 2014).

Accounting treatment

Nokia prepares its consolidated financial statements in accordance with IFRS and the acquisition of Alcatel Lucent is expected to be accounted for as a business combination using the acquisition method of accounting under IFRS, with Nokia considered as the acquirer.

Fees and expenses

The total fees and expenses incurred by Nokia and its affiliates in connection with the Exchange Offer and the listing of the Nokia shares on Euronext Paris and listing of the newly issued Nokia shares and Nokia American depositary shares on the Nasdaq Helsinki and the NYSE, respectively, including fees and other costs related to external financial and legal advisors and of any other experts and consultants, as well as communication costs are estimated to be, in excess of EUR 110 million (excluding tax). Nokia has agreed that the remuneration of some of the above mentioned banks and advisors is success based. The total amount of such success fees is approximately EUR 12.5 million.

Certain Relationships with Alcatel Lucent and interests of Nokia in the Exchange Offer

Alcatel Lucent

In connection with the Transaction, Nokia has and will reimburse Alcatel Lucent for certain costs and expenses related to the Exchange Offer, including shareholder data compilation and analysis and Exchange Offer documentation mailing costs.

Nokia

As described in Nokia’s 2014 Form 20-F, if Rajeev Suri’s employment with Nokia is terminated by Nokia within six months of the completion of the Exchange Offer (and at or prior to June 30, 2016), and other specified circumstances of the limited termination event are fulfilled, Mr. Suri would be entitled to the pro rata settlement of the value of his unvested equity awards under the Nokia Networks Equity Incentive Plan in addition to normal severance payments.

Also, in connection with the Exchange Offer, Nokia entered into agreements with certain senior management of Nokia. As a result, if their employment with Nokia is terminated (other than for cause) by Nokia within 12 months of the completion of the Exchange Offer or they are offered a role within Nokia with materially less responsibility or less total target cash compensation, such participants would be entitled to the pro rata settlement of the value of their defined long-term incentives in addition to normal severance payments.

Nokia Proxy materials 19

Intentions of Nokia over the next twelve months

The following information sets out Nokia’s intention with respect to Alcatel Lucent over the twelve month period immediately after a successful completion of the Exchange

Offer or the subsequent offering period, if any. Following a completion of the Exchange Offer, for so long as Nokia owns less than 100% of the Alcatel Lucent Securities, its ability to implement its intentions described in this section may be limited by the applicable provisions of French corporate law. In particular, pursuant to French corporate law, any transaction between Alcatel Lucent and Nokia which is neither in the ordinary course nor on an arm’s-length basis would be subject to the prior approval of Alcatel Lucent’s

Board of Directors (with the Nokia-nominated directors unable to vote on the resolution) and would also need to be subsequently ratified by Alcatel Lucent’s General Meeting

(with Nokia unable to vote on the resolution and its shares excluded from the quorum). However, Nokia, as Alcatel Lucent shareholder, would be allowed to vote its Alcatel Lucent shares with respect to any shareholder resolution to merge Alcatel

Lucent and Nokia or any of its subsidiaries. Nokia does not currently anticipate that any such limitations would have a significant effect on its ability to implement its intentions over the twelve-month period immediately after the successful completion of the subsequent offering period, as outlined below.

Industrial, Commercial and Financial Strategy and Policy

If the Exchange Offer is successful, it is expected to create an innovation leader in next generation technology and services for an IP-connected world. The headquarters of the combined company would be in Finland with strategic business locations and major R&D centers in France, as well as other countries including Germany, the United States and China. The strategic goal of the combination is to create a combined company with an end-to-end portfolio scope and scale and leading global positions across next generation network technologies and services.

Nokia intends to maintain its long term financial target to return to an investment grade credit rating and to continue its annual dividend payments following the completion of the

Exchange Offer. Nokia also intends to evaluate the resumption of a capital structure optimization program for the combined group following the completion of the Exchange Offer. The combined company would target approximately EUR 900 million of operating cost synergies in 2019 — in addition to the remaining reduction targets under Alcatel Lucent’s current

Shift Plan. These synergies are expected to be derived from four main areas: • organizational streamlining, including support functions and regional and sales organizations;

infrastructure costs, including reduction of various overhead costs in real estate, manufacturing and supply-chain infrastructure, information technology, and overall general and administrative expenses, including redundant public company costs;

procurement, given expanded purchasing requirements of

the combined company; and

R&D, particularly in wireless.

In addition, the combined company would target approximately EUR 200 million of reductions in interest expenses in 2017 by reducing outstanding indebtedness. The Transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017. These targets both assume the Exchange Offer will be completed no later than the end of the first half of 2016.

Intentions of Nokia with respect to employment in France

When Nokia joins with Alcatel Lucent, Nokia expects that France, where Alcatel Lucent is a fundamental participant in the technology ecosystem, will be a vibrant center of the combined company. Nokia intends to maintain employment in France consistent with Alcatel Lucent’s end-2015 Shift Plan commitments. In addition, Nokia expects to expand Research

& Development employment with the addition of several hundred new positions targeting recent graduates with skills in future-oriented technologies.

In the context of the proposed combination with Alcatel Lucent and subject to its consummation, the commitments of Nokia in France relating to employment are the following:

Follow the Shift Plan commitments regarding the level of employment in France, for a period of at least two years after the completion of the Exchange Offer. The base comprises Alcatel Lucent France/International (ALUI) operational heads (excluding branches), Bell Labs France,

RFS (Radio Frequency Systems) and excluding ASN (Alcatel-

Lucent Submarine Networks) and Eu factory (Landing point of the reference perimeter is 4200 Heandcount and excluding RFS unit). Nokia will maintain resources from its French operations throughout the reference period to support its customers in France;

Strengthen the operations and activity levels for the long term at the two major technology sites of Villarceaux (Essonne) and Lannion (Cotes d’Armor) following the completion of the Exchange Offer, with a focus on augmenting existing activities, functions, and advanced research work;

Increase significantly and sustainably the R&D presence in

France scaling up 5G, IP network management platforms

(incl. Software Defined Networking) and cyber-security with employment evolving from 2000 people to 2500 people including the recruiting of at least 300 newly graduated talents over the coming three years. The R&D employment level will be maintained for a period of at least four years after the completion of the Exchange

Offer;

Localize in France worldwide technology centers of expertise following the completion of the Exchange Offer, including in the areas of:

5G and Small Cells R&D to anchor France in the future of wireless activities for the combined group. France will be equipped with a full 5G innovation engine which will encompass research activities with Bell Labs,

20 Nokia Proxy materials

development activities as well as end to end platforms and trial networks;

IP management platforms (incl. Software Defined Networking);

Cyber Security (research, product development and platforms) while continuing to leverage the partnership established by Alcatel Lucent with Thale’s;

Bell Labs; and

Wireless Transmission;

A major worldwide corporate organization in charge of strategic innovation including networks research and Bell

Labs will be led from France and will comprise key staff members;

Maintain some operations and activities at operational hubs located in France and providing services to other locations in the world following the consummation of the transaction, including in the areas of:

Local support services;

Local pre- and post-sales resources for France and selected European & African countries;

Take all necessary measures to find sustainable solutions for the French employees who could be impacted by the rationalization of corporate activities between Nokia and

Alcatel Lucent.

Squeeze-out

If, at the completion of the Exchange Offer or the subsequent offering period, if any, Nokia owns 95% or more of the share capital and voting rights of Alcatel Lucent, Nokia intends to request from the AMF, within three months of the expiration of the French Offer period, the implementation of a squeeze-out for the remaining outstanding Alcatel Lucent shares. In addition, if, at the completion of the Exchange Offer or the subsequent offering period, if any, Nokia owns 95% or more of the sum of the outstanding Alcatel Lucent shares and the Alcatel Lucent shares issuable upon conversion of all of the OCEANEs then outstanding, Nokia intends to request from the AMF, within three months of the expiration of the French Offer period, the implementation of a squeeze-out for the remaining OCEANEs.

If Nokia owns less than 95% of the share capital or voting rights of Alcatel Lucent immediately after the completion of the Exchange Offer or, if applicable, the subsequent offering period for the Exchange Offer, then Nokia reserves the right, subject to applicable law, to (i) commence a buy-out offer for the Alcatel Lucent Securities it does not own, (ii) commence at any time a simplified offer for the Alcatel Lucent Securities it does not own, (iii) cause Alcatel Lucent to be merged into Nokia or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of,

Alcatel Lucent, and request to delist Alcatel Lucent shares and OCEANEs from Euronext Paris and seek to delist Alcatel Lucent American depositary shares from the NYSE, whether or not the Alcatel Lucent shares have been delisted from Euronext Paris, and, when possible, to deregister Alcatel Lucent shares and Alcatel Lucent American depositary shares under the Exchange Act and (iv) take any other steps to consolidate its ownership of Alcatel Lucent. We do not currently intend to structure any of the foregoing steps so that it would result in the OCEANEs becoming convertible bonds of Nokia Corporation, becoming debt obligations of Nokia Corporation or otherwise convertible into Nokia shares or Nokia American depositary shares.

Integration and reorganization

Nokia intends to integrate Alcatel Lucent into the Nokia Group as soon as possible if the Exchange Offer is successful. In addition, if the Exchange Offer is successful, Nokia intends to propose changes to the composition of Alcatel Lucent’s

Board of Directors, which will take into account the new share ownership structure of Alcatel Lucent and, in particular, the ownership level of Nokia.

Listing of Nokia Shares

In conjunction with the Exchange Offer, we will apply for admission of the Nokia shares (including the Nokia shares to be issued in connection with the Exchange Offer) for trading on Euronext Paris. Nokia expects to request that admission be approved to take effect prior to the completion of the Exchange Offer with respect to Nokia’s existing shares and with respect to Nokia’s newly issued shares on the date of settlement of the Exchange Offer and, if applicable, the subsequent offering period for the Exchange Offer.

Nokia Proxy materials 21

The Memorandum of Understanding

This section of these proxy materials describes certain provisions of the Memorandum of Understanding. However, this description may not be complete or may not provide all the information that may be important to you. We highly recommend that you carefully read these proxy materials and other information that may be important to you, including our Registration

Statement on Form F-4, filed with the SEC on August 14, 2015 (as amended on October 22, 2015 and as may be amended after the date of these materials), the executed Memorandum of Understanding, which is attached as Annex A thereto, the Schedule TO to be filed with the SEC upon the commencement of the U.S. Offer, the separate French Offer documentation to be filed with the AMF in October 2015, and the listing prospectus filed with, and approved by, the Finnish Financial Supervisory Authority, each of which are, or will be, available on our website at www.nokia.com.

The Exchange Offer

The Memorandum of Understanding provides that the

Exchange Offer is to be conducted on terms and subject to the conditions described in these proxy materials, and described above in the section entited “The Exchange Offer” above.

Representations and warranties

Under the Memorandum of Understanding, each of Nokia and Alcatel Lucent makes customary and generally reciprocal representations and warranties to the other party with respect to: organization, good standing and qualification; capitalization; corporate authority; non-contravention; required consents; reports, financial statements, internal control and disclosure control; and absence of certain changes and litigation.

Alcatel Lucent also makes customary representations and warranties to Nokia with respect to certain matters relating to intellectual property and legal compliance.

Consents and approvals

Nokia and Alcatel Lucent have agreed to cooperate to obtain all regulatory consents in connection with the Exchange

Offer. Each of Nokia and Alcatel Lucent also agreed to use its reasonable best efforts to take all actions and to do all things necessary or advisable under applicable law to consummate the Exchange Offer. As of the date of these proxy materials, each of the required regulatory consents have been obtained.

Conduct of the business pending the Exchange

Offer

Until the Exchange Offer completion date or the termination of the Memorandum of Understanding, except as subject to customary conditions and consents, each of Nokia and Alcatel Lucent has agreed to conduct the business of Nokia or Alcatel

Lucent, as applicable, in the ordinary course consistent with past practice. Each of Nokia and Alcatel Lucent has also agreed

(subject to certain exceptions) not to (i) make any material amendment to its organizational documents; (ii) split, combine or reclassify its outstanding shares; (iii) declare, set aside or pay any type of dividend, whether payable in cash, share or property, in respect of its shares; (iv) launch any repurchase program with respect to its shares not publicly announced as of the date of the Memorandum of Understanding or (v) effect, or cause its subsidiaries to effect, certain transactions or events, such as issuing shares, pledging its or any of its subsidiaries’ securities, incurring or guaranteeing long-term indebtedness, settling litigation, incurring a material lien on, or disposing of, a material portion of its or its subsidiaries’ consolidated assets, or entering into certain material agreements.

No solicitation of Alternate Proposals

Alcatel Lucent has undertaken not to (subject to certain exceptions) initiate, solicit, induce, or take any action with a view to facilitate or encourage any Alternate Proposals.

Indemnification and D&O insurance

Subject to the completion of the Exchange Offer, and for six years following the completion of the Exchange Offer, Nokia has agreed to cause Alcatel Lucent or its subsidiaries to indemnify and provide advancement of expenses to all past and present directors and senior officers of Alcatel

Lucent on terms not less favorable to such director or senior officer than those provided to him or her by Alcatel

Lucent or its subsidiaries on the date of the Memorandum of Understanding. This obligation will be deemed satisfied if Alcatel Lucent or Nokia purchases a six-year “tail” prepaid policy on the relevant terms.

Termination of the Memorandum of Understanding and termination fees

The Memorandum of Understanding may be terminated by mutual agreement of Nokia and Alcatel Lucent. After the commencement of the Exchange Offer, the

Memorandum of Understanding may be terminated either by

Nokia or Alcatel Lucent with a written notice to the other party

(subject to certain exceptions):

if, pursuant to Article 232-11 of the AMF General Regulation, the French Offer has been withdrawn by Nokia, or the AMF has published a notice that the French Offer was not successful;

if any relevant governmental authority of competent jurisdiction shall have (i) denied in writing any regulatory consent required under the Memorandum of Understanding or (ii) enacted, issued, promulgated or granted any restricting law prohibiting the Transaction contemplated by the Memorandum of Understanding; if Alcatel Lucent’s Board of Directors withdraws its support for the Exchange Offer in connection with a Superior Proposal (as defined in the Memorandum of Understanding); or

22 Nokia Proxy materials

prior to the completion of the Exchange Offer if the resolution related to the authorization of Nokia’s shareholders for the issuance of the Nokia shares needed to implement the Transaction, has been submitted at the Extraordinary General Meeting, but has not been validly obtained.

After the commencement of the Exchange Offer, the

Memorandum of Understanding may be terminated by Nokia with a written notice to Alcatel Lucent (subject to certain exceptions) if Alcatel Lucent’s Board of Directors withdraws its support for the Exchange Offer for any reason other than in connection with a Superior Proposal or in response to a material adverse effect with respect to Nokia.

After the commencement of the Exchange Offer, the Memorandum of Understanding may be terminated by Alcatel

Lucent with a written notice to Nokia (subject to certain exceptions) if Nokia’s Board of Directors makes a change in its recommendation regarding the proposal to authorize Nokia’s Board of Directors to issue the Nokia shares needed to implement the Transaction.

After the commencement of the Exchange Offer, Nokia may be obligated to pay to Alcatel Lucent:

EUR 150 million if the Memorandum of Understanding is terminated due to a failure to obtain Nokia shareholder approval of the issuance of the Nokia shares needed to implement the Transaction;

EUR 300 million if the Memorandum of Understanding is terminated due to (i) a change in Nokia’s Board of Directors’ recommendation, as set forth in the Memorandum of Understanding or (ii) a material breach by Nokia of the Memorandum of Understanding and Nokia or Nokia’s Board of Directors having taken deliberate action to frustrate the obtaining of the Nokia shareholder approval; or

EUR 400 million if the Memorandum of Understanding is terminated due to a relevant authority of competent jurisdiction having enacted or otherwise issued an injunction or a restricting law with respect to the Exchange

Offer.

After the commencement of the Exchange Offer, Alcatel Lucent may be obligated to pay to Nokia:

EUR 300 million if the Memorandum of Understanding is terminated due to (i) Alcatel Lucent’s Board of

Directors’ decision or measure leading to withdrawal of the French Offer pursuant to Article 232-11 of the AMF General Regulation or (ii) a change in Alcatel Lucent’s

Board of Directors’ recommendation, as set forth in the

Memorandum of Understanding; or

EUR 300 million if (i) a certain type of an alternate proposal is publicly announced or otherwise communicated to

Alcatel Lucent, (ii) Alcatel Lucent does not make a change in Alcatel Lucent’s Board of Directors’ recommendation, (iii) the Exchange Offer is terminated due to the tender of less than 50% of Alcatel Lucent Securities and (iv) within 12 months of such termination, Alcatel Lucent enters into and consummates an agreement with respect to such alternate proposal with the person making such alternate proposal.

Conditions to closing

Nokia’s obligation to implement the Transaction is subject to

(i) the clearance of the French Offer by the AMF, (ii) no court of competent jurisdiction having issued or granted a definitive judgment, order or injunction which remains in effect and sets aside the clearance of the French Offer by the AMF, (iii) the tender of more than 50% of Alcatel Lucent Securities on a fully diluted basis, (iv) our shareholders’ authorization of Nokia’s Board of Directors’ issuance of the Nokia shares needed to implement the Transaction and (v) the AMF having announced the successful result of the Offers.

Standstill

Nokia and Alcatel Lucent agreed to reciprocal standstill periods, subject to customary exceptions, restricting the acquisition of the other party’s securities following certain events of termination of the Memorandum of Understanding. The standstill periods would last until the longer of the 12-month anniversary of the termination date of the Memorandum of Understanding and the 18-month anniversary of the date of the Memorandum of Understanding.

Nokia Proxy materials 23

Nokia Board member candidates

Pursuant to the terms of the Memorandum of Understanding, Nokia’s Corporate Governance and Nomination Committee has, jointly with Alcatel Lucent, identified three (3) individuals to be nominated to Nokia’s Board of Directors at the Extraordinary General Meeting.

The election of the Board member candidates at the Extraordinary General Meeting and their remuneration must be approved by shareholders representing at least a majority of the votes cast at the Extraordinary General Meeting and will be subject to the completion of the Exchange Offer and the registration of the amendment of the Articles of Association.

Board member candidates’ biographies

Olivier Piou, b. 1958

Independent Director.

Engineering (École Centrale de Lyon).

Chief Executive Officer and member of the Board of Directors of Gemalto since 2006. Chief Executive Officer of Axalto, the smart card division of Schlumberger from 2004 to 2006, until the merger of Axalto and Gemplus which formed Gemalto. Joined Schlumberger in 1981 as a production engineer and held numerous management positions in the areas of technology, marketing and operations, in France and the United States.

Member of the Board of Directors of Alcatel Lucent.

Formerly the CEO and member of the Board of Directors of

Axalto, Member of the Board of Directors of INRIA (Institut National de Recherche en Informatique et en Automatique) and chairman of Eurosmart.

Additionally, if Olivier Piou is elected at the Extraordinary

General Meeting, Nokia’s Corporate Governance and Nomination Committee will also propose Mr. Piou be nominated as the Vice Chairman of Nokia’s Board of Directors after the completion of the Exchange Offer.

Louis R. Hughes, b. 1949

Independent Director.

Master’s Degree (Business Administration) (Harvard University,

Graduate School of Business), Bachelor of Mechanical Engineering (General Motors Institute, now Kettering University).

Chief of Staff, Afghanistan Reconstruction Group, US

Department of State 2004-2005. President & Chief Operating

Officer of Lockheed Martin in 2000, Executive Vice President of General Motors Corporation 1992–2000, President of General Motors International Operations 1992–1998,

President of General Motors Europe 1992–1994, Chairman of Adam Opel A.G. 1989–1992, Vice President of Finance of GM Europe 1987–1989, Vice President, Finance of GM of Canada 1985–1986, Assistant Treasurer, General Motors Corporation 1983–1985, Treasurer’s Office, General Motors Corporation 1973–1983.

Member of the Board of Directors, of the Audit and Finance

Committee and member of the Corporate Governance and

Nominating Committee of Alcatel Lucent. Chairman of InZero Systems. Member of the Board of Directors of AkzoNobel. Member of the Board of Directors and chairman of the Audit, Finance and Compliance Committee of ABB.

Jean C. Monty, b. 1947

Independent Director.

Bachelor of Arts (Collège Sainte-Marie of Montréal). Master of Arts in economics (University of Western Ontario). Master of Business Administration (University of Chicago).

The chairman of the Board of Directors and Chief Executive

Officer of Bell Canada Enterprises (BCE Inc.) until 2002. President and Chief Executive Officer of Nortel Networks Corporation since 1993 and numerous positions in the BCE group 1974–1992.

Vice Chairman of the Board of Directors, Chairman of the Audit and Finance Committee and Member of the Corporate Governance and Nominating Committee of Alcatel

Lucent. Member of the Board of Directors, member of the

Audit committee, chairman of the Human Resources and

Compensation Committee of Bombardier Inc. Member of the Boards of Directors of Centria Inc. and of Fiera Capital Inc.

Member of the International Advisory Board of the Ecole des

Hautes Études Commerciales.

Board member remuneration

With respect to the Board member candidates, Nokia’s Corporate Governance and Nomination Committee proposes to the Extraordinary General Meeting that the new members of the Board of Directors elected at the Extraordinary General Meeting receive the same annual remuneration as is paid to the members of the Board of Directors elected at the Annual

General Meeting on May 5, 2015, prorated by the new Board members’ time in service until the closing of the Annual

General Meeting in 2016.

Board member candidates’ share ownership

The following table sets out the amount of Alcatel Lucent shares and Alcatel Lucent American depositary shares owned by each Board member candidate at the date of the of the proxy materials to the knowledge of Nokia. To the knowledge of Nokia the Board member candidates do not hold Nokia shares or Nokia American depositary shares.

24 Nokia Proxy materials

Name Alcatel Lucent shares Alcatel Lucent American depositary shares

Louis R. Hughes 37 631 N/A

Jean C. Monty 2 465 734 2 600 003

Olivier Piou 34 122 N/A

Board member candidates’ related party transactions

There have been no material transactions during the last three fiscal years to which any Board member candidate, or any relative or spouse of any Board member candidate, was a party. There is no significant outstanding indebtedness owed to Nokia by any Board member candidate.

Nokia Proxy materials 25

Risks relating to the Transaction and the

Exchange Offer

Ownership of Nokia shares or Nokia American depositary shares involves risks, some (but not all) of which are related to the Transaction and the Exchange Offer. While we have described the risks we consider material, these risks are not the only ones we, or Alcatel Lucent, faces or may face in the future. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also impair our business operations or our ability to implement the Transaction. We highly recommend that you carefully read these proxy materials and other information that may be important to you, including our Registration Statement on Form F-4, filed with the SEC on August

14, 2015 (as amended on October 22, 2015 and as may be amended after the date of these materials), the Schedule TO to be filed with the SEC upon the commencement of the U.S. Offer, the separate French Offer documentation to be filed with the AMF in October 2015, and the listing prospectus filed with, and approved by, the Finnish Financial Supervisory Authority, each of which are, or will be, available on our website at www.nokia.com, as well as Alcatel Lucent’s annual reports on Form 20-F or reports on Form 6-K, which are filed with the SEC.

Failure to obtain the Nokia shareholder approval and certain other circumstances may trigger significant termination fees for Nokia, and the failure to obtain the Nokia shareholder approval and other unfulfilled conditions may cause the Exchange Offer to not be completed, which could have a material adverse effect on Nokia’s business, financial condition, results of operations and the market price of Nokia shares.

Nokia’s obligation to accept, and to exchange, any Alcatel Lucent Securities validly tendered into the Exchange Offer is subject to the tender of more than 50% of Alcatel Lucent

Securities on a fully diluted basis or, if waived by Nokia in its sole discretion, the minimum number of shares which are legally required to be tendered, as well as the authorization from Nokia’s shareholders to issue the number of Nokia shares necessary to implement the Transaction. If these conditions are not fulfilled, Nokia may not be able to effect the Exchange Offer and consummate the combination of Nokia and Alcatel

Lucent.

Pursuant to the Memorandum of Understanding, Nokia has agreed to pay to Alcatel Lucent significant termination fees should the Memorandum of Understanding be terminated in certain circumstances. If the Extraordinary General Meeting of Nokia’s shareholders does not approve the authorization for Nokia’s Board of Directors to issue the number of Nokia shares necessary to implement the Transaction, Nokia may be obligated to pay to Alcatel Lucent a significant termination fee. In addition, if Nokia’s Board of Directors makes a change in its recommendation regarding the proposal to authorize Nokia’s Board of Directors to issue the Nokia shares needed to implement the Transaction, a significant termination fee may become payable by Nokia. Further, a significant termination fee may become payable by Nokia if the Memorandum of Understanding is terminated due to a relevant authority of competent jurisdiction having enacted or otherwise issued an injunction or a restricting law with respect to the Exchange

Offer. For further information on the conditions under which termination fees may be payable by Nokia, see the section entitled “The Memorandum of Understanding –Termination of the Memorandum of Understanding and termination fees” above.

There can be no assurances that the authorization from Nokia’s shareholders to issue shares will be obtained, that Nokia’s Board of Directors will not make a change in its recommendation in accordance with the terms and conditions of the Memorandum of Understanding or that there would not be any injunction or restricting law by any competent authority that could trigger significant termination fees payable by

Nokia.

Furthermore, there can be no assurances that the other conditions of the Exchange Offer, other than the authorization from Nokia’s shareholders, will be fulfilled, and that the Exchange Offer will be completed. Nokia has incurred, and will continue to incur, substantial transaction costs and expenses in connection with the Exchange Offer. If the Exchange Offer is not completed, Nokia will have incurred significant costs and used significant management efforts for which it will have received little or no benefit, and such management time related to the Exchange Offer could otherwise have been devoted to pursuing other beneficial opportunities. Additionally, any failure to complete the Exchange Offer in a timely manner, or at all, might diminish the confidence of

Nokia’s existing, future or potential stakeholders in the ability of Nokia to execute strategic goals, find strategic alternatives or develop new sources of revenue. Should the completion of the Exchange Offer be delayed or not take place at all, Nokia might also face a loss of key customers or a deterioration of the Nokia brand as a result.

26 Nokia Proxy materials

As such, the triggering of any termination fees payable by

Nokia under the Memorandum of Understanding and the failure to complete the Exchange Offer could have a material adverse effect on Nokia’s business, financial condition and/or results of operations and the market price of Nokia shares.

The value of the Nokia shares and the

Nokia American depositary shares may decrease.

It is likely that the price of the Nokia shares and the Nokia

American depositary shares will fluctuate, even significantly from time to time, and may not always accurately reflect the value of Nokia and its subsidiaries. The value of the

Nokia shares and the Nokia American depositary shares may decrease. The prices that investors may realize for their holdings of Nokia shares and Nokia American depositary shares, when they are able to do so, may be influenced by a large number of factors, including factors beyond Nokia’s control. In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could have a material adverse effect on the market price of the Nokia shares or the Nokia American depositary shares.

The issuance of Nokia shares pursuant to the Exchange Offer could adversely affect the share price of Nokia’s shares or American depositary shares.

Assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer in connection with the completion of the Exchange Offer, Nokia expects to issue approximately 2 065

577 610 shares, which could decrease the market price of the existing Nokia shares and Nokia American depositary shares.

Following the Exchange Offer, Nokia may be unable to successfully implement its business plans, successfully integrate Alcatel Lucent’s business or achieve the targeted synergies and other efficiencies.

Nokia and Alcatel Lucent currently operate as independent public companies. After the Exchange Offer, Nokia will be required to allocate significant resources, including management attention, to integrating Alcatel Lucent’s business and implementing its post-acquisition business plans. Achieving the anticipated benefits of the Alcatel Lucent acquisition will depend largely on the timely and efficient integration of the business operations of Nokia and Alcatel

Lucent and their ability to successfully implement their post-acquisition business plans. The process of integrating Alcatel

Lucent into Nokia’s existing business involves certain risks and uncertainties, and there can be no assurances that Nokia will be able to integrate the two businesses in the manner or within the timeframe currently anticipated. Potential challenges that Nokia may encounter during the integration process include the following:

the complexities associated with integrating Alcatel

Lucent, while simultaneously continuing to provide Nokia’s high quality products and services on a consistent basis; • the complexities of integrating Alcatel Lucent, which is a company with different products, services, markets and customers as well as conducting the business that includes areas that are new to Nokia;

the challenges relating to the consolidation of corporate, financial, control and administrative functions, including cash management, foreign exchange/hedging operations, internal and other financing, insurance, financial control and reporting, information technology, communications, compliance and other administrative functions;

the challenges relating to the coordination of research and development, marketing and other support functions;

the inability to retain or motivate key employees of the combined company and recruit needed resources;

disruptions caused for instance by company reorganizations triggered by the acquisition that may result in inefficiency in the organization, for instance there can be no assurance that Nokia will be able to successfully, smoothly or timely implement the planned structure announced on October 7, 2015 (for more information on the planned structure and its implementation, refer to the section “Questions and answers about the Transaction and the Exchange Offer”, question 4) or that the planned structure will result in the intended benefits;

the inability to achieve the targeted organizational changes, efficiencies or synergies in the targeted time or extent or the costs associated with implementing such changes;

possible contractual issues with customers, vendors, licensees or other contractual parties, including, for instance, claims regarding ceasing or renegotiation of existing contracts;

the inability to rationalize as required product lines or retire legacy products and related after- sales services as a result of pre-existing customer commitments;

loss of, or lower volume of business from, key customers, or the inability to renew agreements with existing customers or achieve new customer relationships, including limitations linked to customer policies as regards aggregate vendor share or supplier diversity policy;

integration and implementation costs resulting from the acquisition of Alcatel Lucent;

conditions and regulatory burdens imposed by laws, regulators or industry standards on our or Alcatel

Lucent’s businesses or adverse regulatory or industry developments or litigation affecting the combined company, as a result of the Exchange Offer or otherwise;

higher than anticipated costs associated with the

Transaction, including transaction costs;

potential unknown or larger than estimated liabilities of

Alcatel Lucent or other circumstances related to Alcatel

Lucent which Nokia cannot have foreseen due to not

Nokia Proxy materials 27

having had full access to Alcatel Lucent’s internal records, including, but not limited to, those related to compliance issues and pension liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the integration, and Nokia’s ability to mitigate anticipated and contingent liabilities; • potential deterioration of Nokia’s and Alcatel Lucent’s brands; and

performance shortfalls as a result of the diversion of management’s attention caused by completing the

Exchange Offer and integrating Alcatel Lucent. For these reasons, among others, holders of Alcatel Lucent Securities as well as holders of Nokia shares or American depositary shares should be aware that it is possible that the integration process following the Exchange Offer could result in the distraction of Nokia’s management, the disruption of Nokia’s ongoing business or inconsistencies in its services, standards, controls, procedures and policies, any of which could adversely affect the ability of Nokia to maintain relationships with customers, vendors and employees or could otherwise have a material adverse effect on the business, financial conditions and/or results of operations of Nokia.

Nokia’s anticipated benefits from acquiring

Alcatel Lucent are based on estimates that are dependent on external factors, and may not be achieved within the envisioned timeframe or at all.

There can be no assurance that Nokia will achieve any of the anticipated benefits of acquiring Alcatel Lucent, including business growth opportunities, cost synergy benefits, increased profitability and other synergy benefits described elsewhere in these proxy materials within the timeframe currently estimated by Nokia, or that any such benefits can be achieved at all. The anticipated benefits of acquiring Alcatel Lucent depend, in part, on the efficiency improvement measures that both Nokia and Alcatel Lucent have individually taken in recent years, and are expected to continue to undertake in the near future. While some of these measures have already generated cost savings and operational efficiencies, the full intended benefits of these measures, or any additional initiatives that Nokia or the combined company may take in the future, may not be realized (see Nokia’s and Alcatel Lucent’s annual reports on Form 20-F for more information about the efficiency improvement measures).

Furthermore, there can be no assurance that adverse developments in general economic conditions will not limit, eliminate or delay Nokia’s or the combined company’s ability to realize anticipated benefits, which could have a material adverse effect on the business, financial condition and/or results of operations of Nokia or Alcatel Lucent. In addition, the anticipated cost reductions and other benefits expected to arise from acquiring Alcatel Lucent and the integration of Alcatel Lucent into Nokia’s existing business as well as related costs to implement such measures are derived from the estimates of Nokia and such estimates are inherently uncertain. These estimates are based on a number of assumptions made in reliance on the information available to Nokia and management’s judgments based on such information, including, without limitation, information relating to the business operations, financial condition and results of operations of Alcatel Lucent. While Nokia believes these estimated synergy benefits and related costs are reasonable, the underlying assumptions are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive factors, risks and uncertainties that could cause the actual results to differ materially from those contained in the synergy benefit and related cost estimates.

The completion of the Exchange Offer would constitute a change of control of Alcatel Lucent which would give rise to an obligation to redeem some of Alcatel Lucent’s existing indebtedness.

Alcatel Lucent had approximately EUR 3.6 billion aggregate principal amount of outstanding senior notes as of June 30, 2015, of which EUR 2.1 billion contain a change of control provision. Completion of the Exchange Offer would constitute a “change of control” under the terms of some of Alcatel

Lucent’s senior notes. Within 30 days following the change of control, Alcatel Lucent must give notice to each holder of such senior notes and offer to repurchase the relevant notes in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest on a date specified in the notice, which must be no earlier than 30 days and no later than 60 days following the day such notice is distributed. Alcatel Lucent may also make a change of control offer in advance of the change of control conditioned on the consummation of the change of control on the basis that a definitive agreement for the change of control is in place. Alcatel Lucent may not be able to obtain sufficient capital to repurchase or refinance Alcatel Lucent’s outstanding notes in these circumstances. Failure to repurchase the notes as required would result in an event of default under the terms of the notes, which could put Alcatel Lucent in default under agreements governing its other indebtedness, including the acceleration of the payment of any borrowings thereunder, and may have an adverse effect on the value of Alcatel Lucent

Securities and, indirectly, on the value of the Nokia shares.

The completion of the transactions contemplated by the Exchange Offer would constitute a change of control of Alcatel Lucent which would give rise to an obligation to redeem all of the OCEANEs.

If the Exchange Offer is successful (resulting in a change of control of Alcatel Lucent under the terms of the OCEANEs), each holder of the OCEANEs who did not tender their OCEANEs into the Exchange Offer may request that Alcatel Lucent redeem their OCEANEs for cash at par plus, as applicable, accrued interest from the last interest payment date for each series of the OCEANEs until the early redemption date. Assuming that 100% of the OCEANEs holders do not tender

28 Nokia Proxy materials

their OCEANEs into the Exchange Offer but request instead an early redemption of their OCEANEs following the change of control of Alcatel Lucent, Alcatel Lucent would have to pay, based on an early repayment date on March 1, 2016 a total amount of EUR 1 781 million. Alcatel Lucent may not be able to obtain sufficient capital to repurchase or refinance the OCEANEs in these circumstances. Failure to repurchase the OCEANEs as required may result in an event of default under the terms of such series of the OCEANEs, which could put Alcatel Lucent in default under agreements governing its other indebtedness, including the acceleration of the payment of any borrowings thereunder, and may have an adverse effect on the value of Alcatel Lucent Securities and, indirectly, on the value of the Nokia shares.

The Exchange Offer will trigger certain provisions contained in certain Alcatel

Lucent agreements that may require Alcatel Lucent to make change of control payments or permit a counterparty to an agreement with Alcatel Lucent to terminate that agreement.

Alcatel Lucent is a party to various agreements with third parties, including joint venture agreements, certain financing facilities, pension funds agreements, contracts for the performance of engineering and related work/services, IT contracts, technology and intellectual property rights licenses as well as employment agreements that contain change of control provisions that will be triggered upon the completion of the Exchange Offer. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties, which can be waived by the relevant counterparties. If Nokia and Alcatel Lucent determine that one or more of such waivers are necessary, Alcatel Lucent will make reasonable efforts to seek and obtain these waivers. Although Nokia and Alcatel Lucent believe the likelihood of a material consent being withheld is low, there can be no assurance that such consents will be obtained at all or on favorable terms. The inability to obtain waivers from more than one relevant counterparty could have a material adverse effect on the business, financial condition and/or results of operations at Nokia and Alcatel Lucent.

We have not verified the reliability of the Alcatel Lucent information included or referenced in these proxy materials and, as a result, our estimates of the impact of completion of the Exchange Offer on the pro forma financial information in these proxy materials may be incorrect.

In respect of information relating to Alcatel Lucent presented or referenced in these proxy materials, including all Alcatel Lucent financial information, we have relied exclusively upon publicly available information, including information publicly filed by Alcatel Lucent with securities regulatory authorities. Although we have no knowledge that would indicate that any statements contained in these proxy materials based upon such reports and documents are inaccurate, incomplete or untrue, we were not involved in the preparation of such information and statements and, therefore, cannot verify the accuracy, completeness or truth of such information or any failure by Alcatel Lucent to disclose events that may have occurred, but that are unknown to us, that may affect the significance or accuracy of any such information. Alcatel

Lucent has not provided representatives of Nokia with access to Alcatel Lucent’s accounting records, and, therefore, we have not independently verified certain adjustments and assumptions with respect to Alcatel Lucent’s financial information in preparing the pro forma financial information presented in these proxy materials. Any financial information regarding Alcatel Lucent that may be detrimental to the combined entity and that has not been publicly disclosed by Alcatel Lucent, or errors in our estimates, may have an adverse effect on the benefits we expect to achieve through the Exchange Offer and may result in material inaccuracies in the pro forma financial information included in these proxy materials.

The unaudited pro forma condensed combined financial information in these proxy materials is presented for illustrative purposes only and may differ materially from the operating results and financial condition of the combined company following completion of the pro forma events.

The unaudited pro forma condensed combined financial information in these proxy materials is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The preparation of the pro forma condensed combined financial information is based upon available information and certain assumptions and estimates that Nokia and Alcatel

Lucent currently believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Alcatel Lucent’s net assets. The purchase price allocation reflected in these proxy materials is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Alcatel Lucent as of completion of the Exchange Offer. In addition, subsequent to the completion of the Exchange Offer, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in these proxy materials. See the

Nokia Proxy materials 29

section “Unaudited pro forma condensed combined financial information” in Annex B for further information.

The issuance of additional Nokia shares may dilute all other shareholdings.

Future issuances of Nokia shares or other securities may dilute the holdings of shareholders and could materially and adversely affect the price of the Nokia shares, including the Nokia shares offered in the Exchange Offer. Nokia may issue additional Nokia shares or securities convertible into Nokia shares through directed offerings without pre-emptive rights for existing holders in connection with future acquisitions, any share incentive or share option plan or otherwise. Any such additional offering could reduce the proportionate ownership and voting interests of holders of Nokia shares, as well as the earnings per share and the net asset value per share.

The listing of Nokia shares on Euronext

Paris may not succeed as expected or the listing may not take place at all.

In conjunction with the Exchange Offer, we will apply for the Nokia shares (including the Nokia shares to be issued in connection with the Exchange Offer) to be listed on Euronext

Paris. Nokia expects to request that admission be approved to take effect prior to the completion of the Exchange Offer with respect to Nokia’s existing shares and on the date of settlement of the Exchange Offer and, if applicable, the subsequent offering period for the Exchange Offer, with respect to Nokia’s newly issued shares. However, the admission may be delayed or may not be approved in all respects or at all. Failure to list the Nokia shares on Euronext Paris in the manner expected by Nokia’s management, including a delay in such listing, may have a material adverse effect on the completion of the Transaction and on Nokia’s and Alcatel Lucent’s respective businesses, financial conditions and results of operations. In addition, as a consequence of the listing of the Nokia shares on Euronext Paris, Nokia will be expected to comply with the requirements applicable to issuers whose shares are listed on Euronext Paris. Compliance with said requirements may give rise to increased administrative work and costs, which may have an adverse effect on the financial position and results of operations of Nokia. Moreover, Nokia cannot predict the extent to which liquidity will develop on Euronext Paris, especially given the existing listing of the Nokia shares on Nasdaq Helsinki and Nokia American depositary shares on the NYSE. This could reduce the value of your Nokia shares and impair your ability to sell your Nokia shares at the time or price at which you wish to sell them. A lack of liquidity on Euronext Paris may also impair Nokia’s ability to raise capital by selling Nokia shares and may impair Nokia’s ability to acquire or invest in other companies, products or technologies by using Nokia shares as consideration.

Holders of Nokia American depositary shares may not be able to exercise voting rights or receive distributions as readily as holders of Nokia shares.

Holders of Nokia shares and Nokia American depositary shares may have to provide certain beneficial ownership information in order to be able to exercise voting rights in respect of their Nokia shares and to exercise the voting rights of the Nokia shares underlying their Nokia American depositary shares. In addition, holders of Nokia American depositary shares who would like to vote with their underlying Nokia shares at Nokia’s General Meetings must instruct the Nokia depositary on how to vote these underlying Nokia shares. Neither Nokia nor the Nokia depositary can guarantee that holders of Nokia

American depositary shares will receive the notice for any

General Meeting or any voting materials provided by the Nokia depositary in time to ensure that they are able to instruct the Nokia depositary to vote the Nokia shares represented by their

Nokia American depositary shares. Furthermore, the Nokia depositary and its agents are not responsible for failure to carry out voting instructions or for the manner of carrying out voting instructions. Therefore, there is a risk that a holder’s vote may not be carried out in the manner intended and, in such instance, there would be no recourse available to the holder. Holders of Nokia American depositary shares also may not receive the distributions that Nokia makes on the Nokia shares or any value for them if it is illegal or impracticable for the Nokia depositary to make them available to the holders.

Any failure by Nokia to promptly complete the squeeze-out of the remaining outstanding Alcatel Lucent Securities could adversely affect the market value of the Nokia shares and the Nokia American depositary shares, and Nokia may be unable to fully realize the anticipated benefits of the Exchange Offer.

The completion of the Exchange Offer is conditioned upon the tender of more than 50% of Alcatel Lucent Securities on a fully diluted basis or, if waived by Nokia in its sole discretion, the minimum number of shares which are legally required to be tendered. Thus, at the completion of the

Exchange Offer, Nokia may own more than 50% but less than 95% of the share capital and voting rights of Alcatel Lucent shares. Pursuant to the AMF General Regulation, Nokia must own 95% or more of the share capital and voting rights of Alcatel Lucent to implement a squeeze-out of the remaining outstanding Alcatel Lucent Securities and 95% or more of the sum of the outstanding Alcatel Lucent shares and the Alcatel Lucent shares issuable upon conversion of all of the OCEANEs to implement a squeeze-out of the remaining outstanding OCEANEs (Alcatel Lucent shares held in treasury being considered as held by Nokia for the purpose of the calculation). In addition, under French law, a squeeze-out must be implemented within three months after the expiration of a

30 Nokia Proxy materials

public offer period or the subsequent offering period, if any, for Alcatel Lucent Securities, such as the Exchange Offer. Any temporary or permanent delay in acquiring all Alcatel Lucent Securities could adversely affect Nokia’s ability to integrate Alcatel Lucent’s business, including achieving targeted business benefits and synergies, as well as the market value of the Nokia shares and Nokia American depositary shares and Nokia’s access to capital and other sources of funding on acceptable terms.

If the Alcatel Lucent shares remain listed on Euronext Paris for a significant period of time following completion of the Exchange Offer, AMF may not allow a squeeze-out of the remaining outstanding Alcatel Lucent Securities or Euronext Paris may refuse to delist the Alcatel Lucent shares, which would adversely affect Nokia’s ability to integrate Alcatel

Lucent’s business into the Nokia Group. In addition, Nokia may be unable to delist Alcatel Lucent’s American depositary shares from the NYSE or deregister Alcatel Lucent shares or American depositary shares under the Exchange Act, which would result in more onerous regulatory compliance obligations for the combined company and affect Nokia’s ability to fully integrate Alcatel Lucent’s business into the Nokia Group.

Consummation of the Exchange Offer may result in adverse tax consequences to Nokia resulting from a change of ownership of Alcatel Lucent.

We have not had access to certain information concerning

Alcatel Lucent’s tax situation. It is possible that the completion of the Exchange Offer may result in adverse tax consequences arising from a change of ownership of Alcatel Lucent. The tax consequences of a change of ownership of a corporation can lead to an inability to carry-over certain tax attributes, including, but not limited to, tax losses, tax credits and/or tax basis of assets. In addition, the change of ownership may result in other tax costs not normally associated with the ordinary course of business. Such other tax costs include, but are not limited to, stamp duties, land transfer taxes, franchise taxes and other levies. The fact that Nokia is unaware of information relevant to a determination of the potential tax consequences and related costs represents an additional transaction risk.

Certain shareholders may be unable to exercise their pre-emptive rights.

Certain holders of Nokia shares or Nokia American depositary shares resident in, or with a registered address in, certain jurisdictions other than Finland, France, or the United States, may not be able to exercise their pre-emptive rights in respect of the Nokia shares, including the Nokia shares offered in the Exchange Offer, in any future offerings unless a registration statement, or the equivalent thereof under the applicable laws of their respective jurisdictions, is effective with respect to such Nokia shares or an exemption from any registration or similar requirements under the applicable laws of their respective jurisdictions is available. In such cases, holders of

Nokia shares or Nokia American depositary shares who cannot exercise their pre-emptive rights may experience dilution in their holdings in Nokia. Further, if upon the completion of the Exchange Offer, the number of holders of Nokia shares or Nokia American depositary shares who cannot exercise their pre-emptive rights is large and the subscription rights of holders of Nokia shares or Nokia American depositary shares are sold on the market, this could have an adverse effect on the price of the subscription rights.

Future sales of Nokia Shares may depress the price of the Nokia Shares.

The market price of the Nokia Shares, including the Nokia

Shares offered through the Exchange Offer, could decline as a result of sales of a large number of Nokia Shares in the market after the Exchange Offer or the perception that these sales could occur. These sales, or the possibility that these sales may occur, could also make it more difficult for Nokia to sell equity securities in the future at a time and price that it deems appropriate.

The amount of dividend and equity return distributed to shareholders for each financial period is uncertain.

Nokia cannot assure that it will pay dividends or equity return on the shares issued by it, nor is there any assurance as to the amount of any dividend or return of equity it might pay. The payment and the amount of any dividend or return of equity will be subject to the discretion of Nokia’s Board of Directors and, ultimately, the General Meeting of Nokia’s shareholders and will depend on available cash balances, retained earnings, anticipated cash needs, the results of Nokia’s operations, its financial condition and any loan agreement restrictions binding

Nokia as well as other relevant factors.

Should the current uncertain market conditions continue or deteriorate, Nokia or the combined company may not be able to receive sufficient financing.

General uncertainty as well as adverse developments in the financial market and general economic conditions, in particular, effects of the continued uncertainty or worsening of the current economic and financial situation, for instance in Greece and Puerto Rico, could have a material adverse effect on Nokia’s ability to obtain sufficient financing needed by Nokia to carry out its business after completion of the Exchange Offer.

The uncertain market conditions may mean that the price of the financing needed by Nokia will increase and that it will be less readily available. Nokia could, at any given point in time, encounter difficulties in raising funds and, as a result, lack the access to liquidity it needs, which in turn may have a material adverse effect on the business, financial condition and/or results of operations of Nokia and Alcatel Lucent.

Nokia Proxy materials 31

Nokia’s or the combined company’s ability to make scheduled payments on its debt is subject to general economic, financial, competitive, market, regulatory and other factors that may be beyond its control. There can be no assurance that Nokia’s or the combined company’s operations will continue to generate sufficient cash flow to allow it to service its debt, to fund its working capital, pension programs, capital expenditure and research and development requirement and to engage in future acquisitions. Failure to do so could have a material adverse effect on the business, financial condition and/or results of operations of Nokia and Alcatel Lucent.

Nokia’s or the combined company’s credit ratings may not reflect all risks and may not improve in the future.

Moody’s and Standard & Poor’s have assigned credit ratings to Nokia. These ratings may not reflect the potential impact of all risks relating to Nokia’s business or the potential impact of the combination with Alcatel Lucent. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. Should Nokia’s credit rating be downgraded, this could increase the financial costs of Nokia and thereby have a material adverse effect on the business, financial condition and/or results of operations of Nokia and Alcatel Lucent.

Nokia has set a goal of re-establishing its investment grade credit rating. Although Moody’s and Standard & Poor’s upgraded Nokia’s credit rating in 2014 with a positive outlook, there can be no assurance that Nokia or the combined company may in the future achieve an investment grade credit rating at the targeted time or at all. Failure to obtain an investment grade credit rating may have a material adverse effect on the business, financial condition and/or results of operations of Nokia and Alcatel Lucent.

In addition to the risks described herein, you should read and consider risk factors specific to Nokia’s businesses that will also affect the combined company after the Exchange Offer, as described in Nokia’s 2014 Form 20-F or in Nokia’s Report on

Form 6-K, furnished to the SEC on August 14, 2015.

32 Nokia Proxy materials

Cautionary note regarding forward-looking statements

It should be noted that Nokia and its business are exposed to various risks and uncertainties, and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: • the expected characteristics of the combined company;

•	the expected ownership of the combined company by

Nokia and Alcatel Lucent shareholders;

•	the target annual run-rate cost synergies for the combined company; the expected customer reach of the combined company; the expected financial results of the combined company;
•

the expected timing of completion of the Transaction and satisfaction of conditions precedent; the squeeze-out of Alcatel Lucent Securities; the delisting or deregistration of Alcatel Lucent Securities;

•

Nokia’s actions if it acquires less than 95% of the share capital and voting rights of Alcatel Lucent at the completion of the Exchange Offer or the subsequent offering period, if any; the expected benefits of the Transaction, including related synergies; the intentions of Nokia over the next twelve months; other factors or trends affecting the telecommunications sector generally;

•	expected governance structure of Nokia after the completion of the Exchange Offer; and
•	the expected retention of key directors and members of management.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences, include, but are not limited to: • the ability of Nokia to integrate Alcatel Lucent into Nokia operations; • reliance on public information regarding Alcatel Lucent;

•	regulatory and market conditions impacting the Exchange

Offer and the subsequent offering period, if any;

•	the potential adverse tax consequences resulting from a change of ownership of Alcatel Lucent; the performance of the global economy;
•

the level of available financing in light of uncertain market conditions; failure to complete the squeeze-out adversely affecting the market value of Nokia shares and the ability to realize benefits of the Transaction; and

•

the impact on the combined company (after giving effect to the Transaction) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the SEC, including the Registration Statement on Form F-4, filed with the SEC on August 14, 2015 and available on Nokia’s website at www.nokia.com.

See the risk factors specified on pages 74—89 of Nokia’s annual report on Form 20-F for the year ended December 31,

2014 in the section entitled “Operating and financial review and prospects—Risk factors,” the risk factors specified in our Registration Statement on Form F-4, filed with the SEC on August 14, 2015, the separate French Offer documentation to be filed with the AMF in October 2015, and the listing prospectus filed with, and approved by, the Finnish Financial Supervisory Authority, when available, and the risks outlined in our most recent interim reports as well as Alcatel Lucent’s annual reports on Form 20-F or reports on Form 6-K, which are filed with the SEC. See the section entitled “Where you can find more information” below for information on where you can find these materials. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia Proxy materials 33

Where you can find more information

We are subject to the reporting requirements of the Exchange

Act applicable to foreign private issuers and we file our annual, quarterly and special reports, proxy materials and other information with the SEC. You may read and copy these reports, proxy materials and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C.

20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www. sec.gov.

You also may obtain free copies of the documents the Company files with the SEC or other securities regulators by going to the “Investors” section of our website at www.nokia. com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of these proxy materials, and therefore is not incorporated by reference.

Statements contained in these proxy materials regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document. These proxy materials and the information that we later file with the SEC or other securities regulators may update and supersede the information referenced in these proxy materials. Similarly, the information that we later file with the

SEC or other securities regulators may update and supersede

the information in these proxy materials. You should review each of the Company’s Annual Report on Form 20-F filed with the SEC on March 24, 2015, the Company’s Registration

Statement on Form F-4 filed with the SEC on August 14, 2015

(as amended on October 22, 2015 and as may be amended after the date of these materials), the Company’s reports or filings on Form 6-K or Form 425 furnished to, or filed with, the SEC on August 3, 2015, August 14, 2015, August 28,

2015, September 23, 2015, October 7, 2015 and October

8, 2015 and Alcatel Lucent’s reports on Form 6-K furnished to the SEC on August 5, 2015, the Schedule TO to be filed with the SEC upon the commencement of the U.S. Offer, the separate French Offer documentation to be filed with the AMF in October 2015, and the listing prospectus filed with, and approved by, the Finnish Financial Supervisory Authority, each of which are, or will be, available on our website at www.nokia. com.

These proxy materials, the Notice of the Extraordinary General Meeting, and the Board Proposals, are available on the Company’s website at www.nokia.com/gm. The “Nokia in 2014” publication, which includes the Company’s Annual Accounts for the 2014 financial year, as well as interim reports published in 2015 are also available on the above-mentioned website. These proxy materials, the Board Proposals and the stock exchange release dated April 15, 2015 will also be available at the Extraordinary General Meeting. Copies of these documents will be sent to shareholders upon request.

THESE PROXY MATERIALS DO NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR REFERENCED IN THESE PROXY MATERIALS TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THESE PROXY MATERIALS.

THESE PROXY MATERIALS ARE DATED OCTOBER 22, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THESE PROXY MATERIALS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THESE PROXY MATERIALS TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

34 Nokia Proxy materials

Annex A: Selected historical consolidated financial information for Alcatel Lucent

The following tables set out selected consolidated historical financial information for Alcatel Lucent. This information is qualified by reference to, and should be read in conjunction with, Alcatel Lucent's consolidated financial statements and notes thereto, as well as the section entitled, "Operating and financial review and prospects" in Alcatel Lucent's annual report on Form 20-F. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014 and 2013 have been derived from Alcatel Lucent's audited consolidated financial statements, prepared in accordance with the IFRS. The consolidated income statement and statement of cash flow data for the years ended December 31, 2011 and 2010, and the statement of financial position data as of December 31, 2012, 2011 and 2010, have been derived from Alcatel Lucent's audited financial statements, which were also prepared in accordance with IFRS and are not incorporated by reference into these proxy materials (but are available at www.sec.gov). The unaudited interim condensed consolidated financial statements for the six month periods ended June 30, 2015 and 2014 and the unaudited interim condensed consolidated statement of financial position as of June 30, 2015 have been derived from Alcatel Lucent's unaudited financial statements prepared in accordance with IFRS.

(in EUR million, except for per share data)	Six months ended June 30,		Year ended December 31,				
Consolidated Income Statement Data	**2015**	**2014**	**2014**	**2013**	**2012**	**2011**	**2010**
Revenues	6 685	6 242	13 178	13 813	13 764	14 637	14 943
Income (loss) from operating activities	25	(215)	137	(739)	(1 636)	108	(355)
Income (loss) from continuing operations	(122)	(388)	(34)	(1 269)	(2 727)	287	(699)
Net income (loss)	(136)	(369)	(83)	(1 294)	(2 088)	709	(702)
Basic earnings (loss) per share from continuing operations (in EUR)	(0.04)	(0.14)	(0.02)	(0.53)	(1.11)	0.10	(0.31)
Diluted earnings (loss) per share from continuing operations (in EUR)	(0.04)	(0.14)	(0.02)	(0.53)	(1.11)	0.09	(0.31)
Basic earnings (loss) per share attributable to the equity owners of the parent (in EUR)	(0.05)	(0.13)	(0.04)	(0.54)	(0.84)	(0.31)	0.28
Diluted earnings (loss) per share attributable to the equity owners of the parent (in EUR)	(0.05)	(0.13)	(0.04)	(0.54)	(0.84)	(0.31)	0.26
Dividend per ordinary share (in EUR)	—	—	—	—	—	—	—
Dividend per ordinary share (in USD)	—	—	—	—	—	—	—

Nokia Proxy materials 35

Annex B: Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information (the “Unaudited Pro Forma Financial

Information”) is presented for illustrative purposes only to give effect to the acquisition of Alcatel Lucent and the sale of Nokia’s HERE business. The Unaudited Pro Forma Financial Information includes the historical results presented in accordance with IFRS of Nokia and Alcatel Lucent. For additional information on the historical results of Nokia or

Alcatel Lucent, refer to the audited historical consolidated financial information and the unaudited interim condensed consolidated financial information included in Annex A or incorporated by reference into this Listing Prospectus.

•

On April 15, 2015, Nokia and Alcatel Lucent entered into the Memorandum of Understanding pursuant to which and subject to its terms and conditions, Nokia is conducting the Exchange Offer. It is expected that if all Alcatel Lucent Shares and Alcatel Lucent ADSs are tendered into the Exchange Offer, Nokia would issue Nokia Shares in exchange (including Nokia Shares represented by Nokia

ADSs) with an aggregate estimated fair value of EUR 9

882 million based on the July 31, 2015 closing price of the Nokia Shares on Nasdaq Helsinki. As part of the Exchange Offer, Nokia is offering to exchange each issued and outstanding Alcatel Lucent Share and each issued and outstanding Alcatel Lucent ADS for either 0.55 Nokia Shares or 0.55 Nokia ADSs, as further described in this

Listing Prospectus.

•

In addition, as a part of the Exchange Offer, Nokia is offering to exchange each issued and outstanding OCEANE, for consideration equivalent to that offered to the holders of Alcatel Lucent Shares and Alcatel Lucent ADSs, based on the change of control conversion/ exchange ratio applicable to each such series of the

OCEANEs. The aggregate face value of the OCEANEs subject to the Exchange Offer was EUR 1 778 million as of June 30, 2015. It is expected that if all OCEANEs are tendered into the Exchange Offer, Nokia would issue Nokia

Shares in exchange (including Nokia Shares represented by

Nokia ADSs) with an aggregate estimated fair value of EUR

2	815 million, based on the July 31, 2015 closing price of the Nokia Shares on Nasdaq Helsinki.
•	The total costs and expenses expected to be incurred in connection with the transactions contemplated by the

Exchange Offer by Nokia and Alcatel Lucent are estimated to range between EUR 110 million and EUR 140 million, and are primarily comprised of financial, legal and advisory costs.

Alcatel Lucent Stock Options

•

Holders of options to acquire Alcatel Lucent Shares who wish to tender in the Exchange Offer or the subsequent offering period, if any, must exercise their Alcatel Lucent Stock Options, and Alcatel Lucent Shares must be issued to such holders prior to the Expiration Date or the expiration of the subsequent offering period, as applicable.

•	Pursuant to the Memorandum of Understanding, Alcatel

Lucent agreed to accelerate or waive certain terms of the

Alcatel Lucent Stock Options, subject to certain conditions.

•

In respect of holders of Alcatel Lucent Stock Options who elect not to accept the acceleration, the terms and conditions of their Alcatel Lucent Stock Options will remain unchanged, including the performance and presence conditions.

Alcatel Lucent Performance Shares

•

Alcatel Lucent Performance Shares cannot be tendered in the Exchange Offer or the subsequent offering period, if any, unless such Alcatel Lucent Performance Shares have vested and are transferable prior to the Expiration

Date or the expiration of the subsequent offering period, as applicable. Pursuant to the Memorandum of Understanding, Nokia and Alcatel Lucent agreed to implement a mechanism with respect to the unvested

Alcatel Lucent Performance Shares granted before April 15, 2015 pursuant to which the beneficiaries may waive their rights to receive Alcatel Lucent Performance Shares in exchange for Alcatel Lucent Shares, subject to certain conditions.

•	The number of Alcatel Lucent Shares delivered in exchange for the beneficiary’s waiver of rights to receive Alcatel

Lucent Performance Shares would be equal to the total number of Alcatel Lucent Performance Shares which would be granted to the relevant beneficiary if all presence conditions and performance conditions were fulfilled, minus, in the relevant countries, the number of Alcatel

Lucent Shares which have to be sold in order to cover payable tax charges. However, in respect of performance conditions relating to periods ending prior to the date of acceleration, the Alcatel Lucent Shares will be delivered only to the extent such conditions have been fulfilled in accordance with their terms.

•	In respect of beneficiaries who elect not to accept the acceleration, the terms and conditions of their Alcatel

Lucent Performance Shares will remain unchanged, including the performance conditions and the presence

36 Nokia Proxy materials

•	conditions. Nokia and Alcatel Lucent agreed however to adjust the performance conditions attached to any such

Alcatel Lucent Performance Shares as a result of the closing of the Exchange Offer and Alcatel Lucent amended the terms and conditions of the applicable Performance Share plans correspondingly.

Sale of HERE

•

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies (the “HERE transaction”). Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion at the closing of the HERE transaction expected to occur in the first quarter of 2016, subject to customary closing conditions and regulatory approvals.

•

Nokia expects to book a gain on the HERE transaction including a related release of cumulative foreign exchange translation differences of approximately EUR 1.0 billion as a result of the HERE transaction. HERE has been a separate operating and reportable segment for financial reporting purposes and Nokia plans to report HERE as a discontinued operation from the third quarter of 2015 onwards.

Basis of Presentation

The acquisition of Alcatel Lucent will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, Business Combinations (“IFRS 3”) with Nokia considered as the acquirer of Alcatel Lucent. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13, Fair Value

Measurement (“IFRS 13”) and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair values as of the acquisition date, with any excess of the purchase consideration over the fair value of identifiable net assets acquired recognized as goodwill. The purchase price calculation and purchase price allocation presented herein were made solely for the purpose of preparing this Unaudited Pro Forma Financial Information.

The Unaudited Pro Forma Financial Information is derived from (a) the audited consolidated financial statements of

Nokia for the year ended December 31, 2014, which are incorporated by reference into this Listing Prospectus, (b) the unaudited condensed consolidated financial statements of Nokia for the six months ended June 30, 2015, which are incorporated by reference into this Listing Prospectus, (c) the audited consolidated financial statements of Alcatel Lucent Annual Report on Form 20-F for the year ended December 31, 2014, which are included in Annex A, and (d) the unaudited condensed consolidated financial statements of Alcatel Lucent for the six months ended June 30, 2015, which are included in

Annex A.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2015 gives effect to the Exchange Offer as if it had occurred on that date. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and for the year ended December 31, 2014 give effect to the Exchange Offer as if it had occurred on January 1, 2014.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2015 also gives effect to the sale of Nokia’s HERE business as if it had occurred on that date. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and years ended December 31, 2014, 2013 and 2012 also give effect to the sale of Nokia’s HERE business by presenting HERE as discontinued operations in accordance with IFRS 5 to give pro forma effect to the proposed sale of HERE. Refer to Note 5 for the Unaudited Pro Forma Financial Information adjusted for the pro forma effect of the HERE transaction for the years ended December 31, 2013 and 2012.

The Unaudited Pro Forma Financial Information reflects adjustments to historical financial information to give pro forma effect to events that are directly attributable to the Exchange Offer, have an ongoing effect on Nokia’s income statements and are factually supportable. The unaudited pro forma condensed combined income statement information does not reflect any non-recurring items directly related to the Exchange Offer or sale of HERE that the Combined Company may incur following the Completion of the Exchange Offer and sale of HERE, rather such non-recurring items are presented in the notes to the Unaudited Pro Forma Condensed Combined Financial Information. Nokia’s Unaudited Pro Forma Financial Information and explanatory notes present how Nokia’s financial statements may have appeared had the businesses actually been combined and had Nokia’s capital structure reflected the Exchange Offer as of the dates noted above. Nokia has performed a preliminary review of Alcatel Lucent’s

IFRS accounting policies, based primarily on publicly available information, to determine whether any adjustments were necessary to ensure comparability in the Unaudited Pro

Forma Financial Information. At this time, Nokia is not aware of any differences that would have a material effect on the

Unaudited Pro Forma Financial Information. Upon closing of the acquisition of Alcatel Lucent, Nokia will conduct a detailed analysis of Alcatel Lucent’s accounting policies. Certain reclassifications were made to amounts in Alcatel Lucent’s financial statements to align with Nokia’s presentation as described further in Note 2 to the Unaudited Pro Forma Financial Information.

The Unaudited Pro Forma Financial Information assumes that all Alcatel Lucent Securities will be tendered into the Exchange Offer or the subsequent offering period, if any.

The Unaudited Pro Forma Financial Information reflects the application of pro forma adjustments that are preliminary and are based upon available information and certain assumptions, described in the accompanying notes thereto, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying Unaudited Pro Forma Financial Information. The Unaudited Pro Forma Financial Information has been prepared by management for illustrative purposes only and is not necessarily indicative of the financial position or results of Nokia’s operations that would have been realized had the acquisition of Alcatel Lucent or the HERE transaction contemplated above occurred as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that Nokia will

Nokia Proxy materials 37

experience going forward. In addition, the accompanying unaudited pro forma condensed combined income statements does not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that Nokia expects to generate or incur.

All amounts presented are in millions of euros unless otherwise noted.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2015

EURm	Nokia historical	Sale of HERE (Note 5)	Nokia continuing operations	Alcatel Lucent reclassified (Note 2)	Pro forma adjustments (Note 3)	Notes	Pro forma combined
ASSETS							
Non-current assets							
Goodwill	2 783	(2 555)	228	3 360	4 804	3a, 3g	8 392
Other intangible assets	341	(37)	304	1 419	5 700	3a, 3c	7 423
Property, plant and equipment	786	(112)	674	1 378	-		2 052
Investments in associated companies	69	-	69	27	-		96
Available-for-sale investments	1 018	-	1 018	337	-		1 355
Deferred tax assets	2 721	(51)	2 670	1 648	-		4 318
Long-term loans receivable	48	-	48	9	-		57
Prepaid pension costs	29	-	29	2 831	-		2 860
Other non-current assets	43	-	43	376	-		419
	7 837	**(2 756)**	**5 081**	**11 385**	**10 504**		**26 970**
Current assets							
Inventories	1 368	(12)	1 356	2 099	108	3d	3 563
Accounts receivable, net of allowances for doubtful accounts	3 602	(159)	3 443	2 005	(8)	3i	5 440
Prepaid expenses and accrued income	944	(73)	871	1 323	-		2 194
Current income tax assets	200	(7)	193	67	-		260
Current portion of long-term loans receivable	2	-	2	16	-		18
Other financial assets	121	-	121	202	-		323
Investments at fair value through profit and loss, liquid assets	570	-	570	-	-		570
Available-for-sale investments, liquid assets	2 065	(1)	2 064	1 770	-		3 834
Cash and cash equivalents	3 983	2 515	6 498	4 032	-		10 530
	12 855	2 263	15 118	11 514	100		26 732
Assets of disposal groups classified as held for sale	-	-	-	43	-		43
Total assets	**20 693**	**(493)**	**20 200**	**22 942**	**10 604**		**53 746**

38 Nokia Proxy materials

EURm	Nokia historical	Sale of HERE (Note 5)	Nokia continuing operations	Alcatel Lucent reclassified (Note 2)	Pro forma adjustments (Note 3)	Notes	Pro forma combined
SHAREHOLDERS' EQUITY AND LIABILITIES							
Capital and reserves attributable to equity holders of the parent	8 919	26	8 945	2 443	10 354	1, 3a, 3h	21 742
Non-controlling interests	59	-	59	879	-		938
Total equity	**8 979**	**26**	**9 005**	**3 322**	**10 354**		**22 681**
Non-current liabilities							
Long-term interest-bearing liabilities	2 685	-	2 685	5 051	(3 430)	1b, 3m	4 306
Deferred tax liabilities	75	-	75	912	1 764	3e	2 751
Deferred revenue and other long-term liabilities	1 575	(164)	1 411	571	-		1 982
Defined benefit pensions and other post-retirement benefits	426	(7)	419	5 197	-		5 616
Provisions	259	-	259	324	-		583
	5 019	**(171)**	**4 848**	**12 055**	**(1 666)**		**15 237**
Current liabilities							
Current portion of long-term interest-bearing liabilities	1	-	1	195	1 901	3m	2 097
Short-term borrowings	102	-	102	357	-		459
Other financial liabilities	122	-	122	145	-		267
Current income tax liabilities	484	(58)	426	74	-		500
Accounts payable	1 919	(49)	1 870	1 916	(8)	3i	3 778
Accrued expenses, deferred revenue and other liabilities	3 560	(238)	3 322	3 930	23	3f, 3h	7 275
Provisions	507	(3)	504	915	-		1 419
	6 695	**(348)**	**6 347**	**7 532**	**1 916**		**15 795**
Liabilities of disposal groups classified as held for sale	-	-	-	33	-		33
Total liabilities	**11 714**	**(519)**	**11 195**	**19 620**	**250**		**31 065**
Total shareholders' equity and liabilities	**20 693**	**(493)**	**20 200**	**22 942**	**10 604**		**53 746**

Refer to accompanying notes to unaudited pro forma condensed combined financial statements.

Nokia Proxy materials 39

Unaudited Pro Forma Condensed Combined Income Statement for the Six Month Period Ended June 30, 2015

EURm	Nokia historical	Sale of HERE (Note 5)	Nokia continuing operations	Alcatel Lucent reclassified (Note 2)	Pro forma adjustments (Note 3)	Notes	Pro forma combined
Net sales	6 405	(551)	5 854	6 601	(14)	3i	12 441
Cost of sales	(3 512)	142	(3 370)	(4 367)	14	3i	(7 723)
Gross profit	2 892	(409)	2 483	2 234	-		4 717
Research and development expenses	(1 354)	269	(1 085)	(1 168)	(171)	1e,3b,3c	(2 424)
Selling, general and administrative expenses	(875)	99	(776)	(870)	(168)	1e,3b,3c	(1 814)
Impairment of goodwill	-	-	-	-	-		-
Other income	159	-	159	48	-		207
Other expenses	(78)	13	(65)	(219)	22	3h	(262)
Operating profit/(loss)	**745**	**(28)**	**717**	**25**	**(317)**		**425**
Share of results of associated companies	14	-	14	1	-		15
Financial income and expenses	(49)	(4)	(53)	(142)	28	3j	(167)
Profit/(loss) before tax	**710**	**(32)**	**678**	**(116)**	**(289)**		**273**
Income tax benefit/ (expense)	(177)	7	(170)	(6)	87	3l	(89)
Profit/(loss) from continuing operations	**533**	**(25)**	**508**	**(122)**	**(202)**		**184**
Attributable to:							
Equity holders of the parent	531	(25)	506	(112)	(202)		192
Non-controlling interests	2	-	2	(10)	-		(8)
	533	**(25)**	**508**	**(122)**	**(202)**		**184**

Earnings per share from continuing operations (attributable to equity holders of parent)	EUR	EUR	EUR	EUR	Notes	EUR
Basic	0.15	(0.01)	0.14	(0.04)	4	0.03
Diluted	0.14	(0.00)	0.14	(0.04)	4	0.03
Weighted average number of shares	**000s shares**	**000s shares**	**000s shares**	**000s shares**		**000s shares**
Basic	3 631 929	3 631 929	3 631 929	2 787 471	4	5 640 929
Diluted	3 952 185	3 642 883	3 642 883	2 787 471	4	5 657 924

Refer to accompanying notes to unaudited pro forma condensed combined financial statements below.

40 Nokia Proxy materials

Unaudited Pro Forma Condensed Combined Income Statement for the Year Ended December 31, 2014

EURm	Nokia historical	Sale of HERE (Note 5)	Nokia continuing operations	Alcatel Lucent reclassified (Note 2)	Pro forma adjustments (Note 3)	Notes	Pro forma combined
Net sales	12 732	(969)	11 763	13 010	(29)	3i	24 744
Cost of sales	(7 094)	238	(6 856)	(8 788)	29	3i	(15 615)
Gross profit	**5 638**	**(731)**	**4 907**	**4 222**	**-**		**9 129**
Research and development expenses	(2 493)	545	(1 948)	(2 139)	(223)	1e,3b,3c	(4 310)
Selling, general and administrative expenses	(1 634)	181	(1 453)	(1 661)	(439)	1e,3b,3c	(3 553)
Impairment of goodwill	(1 209)	1 209	-	-	-		-
Other income	136	(2)	134	308	-		442
Other expenses	(268)	39	(229)	(593)	-		(822)
Operating profit/(loss)	**170**	**1 241**	**1 411**	**137**	**(662)**		**886**
Share of results of associated companies	(12)	-	(12)	15	-		3
Financial income and expenses	(395)	(5)	(400)	(502)	38	3j	(864)
(Loss)/profit before tax	**(237)**	**1 236**	**999**	**(350)**	**(624)**		**25**
Income tax benefit/ (expense)	1 408	310	1 718	316	187	3l	2 221
Profit/(loss) from continuing operations	**1 171**	**1 546**	**2 717**	**(34)**	**(437)**		**2 246**
Attributable to:							
Equity holders of the parent	1 163	1 546	2 709	(69)	(437)		2 203
Non-controlling interests	8	-	8	35	-		43
	1 171	**1 546**	**2 717**	**(34)**	**(437)**		**2 246**

Earnings per share from continuing operations (attributable to equity holders of parent)	**EUR**	**EUR**	**EUR**	**EUR**		**Notes**	**EUR**
Basic	0.31	0.42	0.73	(0.02)		4	0.39
Diluted	0.30	0.39	0.67	(0.02)		4	0.37
Weighted average number of shares	**000s shares**	**000s shares**	**000s shares**	**000s shares**			**000s shares**
Basic	3 698 723	3 698 723	3 698 723	2 767 026		4	5 707 723
Diluted	4 131 602	4 131 602	4 131 602	2 767 026		4	6 143 274

Refer to accompanying notes to unaudited pro forma condensed combined financial statements below.

Nokia Proxy materials 41

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Tabular amounts in millions of euros (“EURm”) unless noted otherwise.

1) The Acquisition of Alcatel Lucent:

The acquisition of Alcatel Lucent will be accounted for in accordance with IFRS 3 using the acquisition method of accounting under which the purchase consideration is allocated to assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the preliminary estimated purchase consideration over the estimated fair value of the identifiable net assets acquired has been allocated to goodwill in these pro forma condensed combined financial statements.

Preliminary Estimate of the Fair Value of Purchase Consideration

The purchase consideration to acquire Alcatel Lucent consists of Nokia Shares to be transferred as part of the Exchange Offer. The Exchange Offer will consist of the following:

•	0.55 Nokia Shares or 0.55 Nokia ADSs (as applicable) for each Alcatel Lucent Share and Alcatel Lucent ADS; and
•

438 million Nokia Shares issued to OCEANE bondholders comprised of 241 million Nokia Shares issued for 2018 OCEANEs, 117 million Nokia Shares issued for 2019 OCEANEs and 80 million Nokia Shares issued for 2020 OCEANEs.

The preliminary estimate of the purchase consideration transferred to acquire Alcatel Lucent as if the acquisition of Alcatel

Lucent occurred on June 30, 2015 is as follows:

Estimated preliminary

EURm fair value

Preliminary fair value estimate of Nokia equity issued in Exchange for:

Alcatel Lucent Shares or ADS (a) 9 882

OCEANEs (b) 2 815

Alcatel Lucent Stock Options (c) 118

Alcatel Lucent Performance Shares (d) 103

12	918

Less: preliminary estimate of post-combination share-based compensation expense (e)(26)

Preliminary estimate of purchase consideration 12 892

The preliminary fair value estimate of purchase consideration has been calculated based on the following assumptions: a. The calculation is based on the number of Alcatel Lucent’s outstanding shares of 2 794 343 771 on June 30, 2015 and the closing price of the Nokia Shares of EUR 6.43 on Nasdaq Helsinki on July 31, 2015 and the Exchange Offer ratio of the 0.55 Nokia Shares/Nokia ADSs for every one Alcatel Lucent Share/Alcatel Lucent ADS. b. As part of the Exchange Offer, Nokia is offering to exchange each issued and outstanding OCEANE for Nokia Shares or Nokia ADSs. Under the terms of each of the OCEANEs, and as a result of the Exchange Offer, holders of OCEANEs will also have an opportunity to convert their OCEANEs into or exchange their OCEANEs for Alcatel Lucent Shares at an adjusted conversion/exchange ratio. Based on the closing price of Nokia Shares on Nasdaq Helsinki on July 31, 2015 of EUR 6.43 and the adjusted conversion/exchange ratio, the change of control parity value of the OCEANE convertible bond exceeds the convertible bond par value. Thus, for the purposes of the Unaudited Pro Forma Financial Information, Nokia has assumed all bonds would be converted to 796 million of Alcatel Lucent Shares (based on the adjusted conversion/exchange ratio) and that all such Alcatel Lucent Shares would be tendered in the Exchange Offer. OCEANEs consist of the following face value convertible bonds as of June 30, 2015: i. EUR 629 million 2018 OCEANEs; ii. EUR 688 million 2019 OCEANEs; and iii. EUR 460 million 2020 OCEANEs.

For acquisition accounting purposes, the preliminary fair value of the Nokia Shares issued to the holders of the OCEANEs is included as part of the preliminary estimate of purchase consideration for the acquisition of Alcatel Lucent. The holders of the

42 Nokia Proxy materials

OCEANEs are treated the same as a holder of an Alcatel Lucent Share in the Exchange Offer. Accordingly, for pro forma purposes, it is expected that 438 million Nokia Shares would be issued to the holders of the OCEANEs, with an estimated fair value of EUR

2	815 million based on the July 31, 2015 closing price of EUR 6.43 per Nokia Share.

It is assumed that, upon the Completion of the Exchange Offer, all Alcatel Lucent Shares issued upon conversion/exchange of the OCEANEs will be exchanged for Nokia Shares and therefore, Nokia will not assume any liabilities related to the OCEANEs. As a result, the net carrying value of the OCEANEs of EUR 1 529 million has been eliminated from the pro forma statement of financial position as of June 30, 2015 as a reduction to long-term interest-bearing liabilities. c. 18 million Nokia Shares issued at the July 31, 2015 closing price of EUR 6.43 per Nokia Share in exchange for 33 million of Alcatel Lucent Stock Options that are assumed to be early converted into Alcatel Lucent Shares and tendered in the Exchange Offer. For the purpose of the Unaudited Pro Forma Financial Information, out-of-the money Alcatel Lucent Stock Options are not expected to be tendered in the Exchange Offer. d. In respect of the 29 million outstanding Alcatel Lucent Performance Shares and based on the information available at June 30, 2015, 19 million Alcatel Lucent Performance Shares are assumed to be accelerated and tendered in the Exchange Offer for 11 million Nokia Shares at the July 31, 2015 closing price of EUR 6.43 and 10 million Alcatel Lucent Performance Shares will have ongoing service and performance obligations subsequent to the closing of the acquisition of Alcatel Lucent. The allocation of the fair value of Alcatel Lucent Performance Shares between pre-combination and post-combination services reflected within this Unaudited Pro Forma Financial Information is based on preliminary estimates and a different purchase consideration will likely result when full information on Alcatel Lucent’s Performance Share plans is available. e. (For the 10 million Alcatel Lucent Performance Shares with an ongoing service and performance obligations, the fair value of a Performance Share has been calculated using the July 31, 2015 closing price of EUR 6.43 per Nokia Share adjusted for an estimated distribution rate on future income. Estimated share based compensation for the six months ended June 30, 2015 and for the year ended December 31, 2014 is EUR 3 million and EUR 7 million, respectively.

The preliminary estimate of the purchase consideration reflected in the Unaudited Pro Forma Financial Information does not purport to represent the actual consideration to be transferred upon closing of the acquisition of Alcatel Lucent. In accordance with IFRS, the fair value of the Nokia Shares to be issued as part of the consideration transferred will be measured on the completion date of the Exchange Offer at the then-current market price. This requirement will likely result in a purchase consideration different from the amount assumed in the Unaudited Pro Forma Financial Information and that difference may be material. A change of 5% per share in the Nokia ordinary share price would increase or decrease the consideration expected to be transferred by approximately EUR 646 million, which would be reflected in the Unaudited Pro Forma Financial Information as an increase or decrease to goodwill.

Assets Acquired and Liabilities Assumed in Connection with the Acquisition of Alcatel Lucent:

Nokia has made a preliminary allocation of the aggregate estimated purchase consideration, which is based upon estimates that Nokia believes are reasonable. As of the date of this Listing Prospectus, due to limited access to Alcatel Lucent’s financial information, Nokia has not completed the detailed valuation studies necessary to arrive at the required estimates of fair value for all of Alcatel Lucent’s assets to be acquired and liabilities to be assumed. Upon closing of the acquisition of Alcatel Lucent,

Nokia will conduct a detailed valuation of all assets and liabilities as of the acquisition date at which point the fair value of assets and liabilities may differ materially from the amounts presented herein. Alcatel Lucent’s consolidated balance sheet information as of June 30, 2015 was used in the preliminary purchase price allocation presented below.

The preliminary purchase price allocation is detailed as follows:

Nokia Proxy materials 43

EURm Note

Non-current assets

Intangible assets

Customer relationships 3 679 3c

Technologies 2 802 3c

Other 638 3c

Property, plant and equipment 1 378

Deferred tax assets 1 648

Prepaid pension costs 2 831

Other assets 749

13	725

Current assets

Inventories 2 207 3d

Accounts receivable, net of allowances for doubtful accounts 2 005

Available-for-sale investments, liquid assets 1 770

Cash and cash equivalents 4 032

Other current assets 1 651

Total assets acquired 25 390

Non-current liabilities

Long-term interest-bearing liabilities(1 621) 1b,3m

Deferred tax-liabilities(2 676) 3e

Deferred revenue and other long-term liabilities(571)

Defined benefit pension and post-retirement benefits(5 197)

Provisions(324)

(10 389)

Current liabilities

Current borrowings and other financial liabilities(2 598) 3m

Accounts payable(1 916)

Accrued expenses, deferred revenue and other liabilities(3 858) 3f

Provisions(915)

Other current liabilities(107)

Total liabilities assumed(19 783)

Net assets acquired 5 607

Non-controlling interests(879)

Goodwill 8 164 3g

Estimated purchase consideration 12 892

2) Reclassification of Alcatel Lucent’s Historical Financial Information:

Certain reclassifications were made to align Alcatel Lucent’s historical financial information with Nokia’s financial statement presentation. Upon closing of the acquisition of Alcatel Lucent, Nokia will conduct a detailed review of Alcatel Lucent’s financial statement presentation. As a result of that review, Nokia may identify additional presentation differences between the two companies that, when conformed, could have further impact on the presentation of the combined financial statements. Based on the information available at this time, Nokia is not aware of any other presentation differences that could have a material impact on the Unaudited Pro Forma Financial Information.

44 Nokia Proxy materials

The following reclassifications were made to align Alcatel Lucent's historical statement of financial position as of June 30, 2015 with Nokia's financial statement presentation:

	As of June 30, 2015			
EURm	Historical Alcatel Lucent	Reclassifications		Alcatel Lucent reclassified
Non-current assets				
Available-for-sale investments	-	337	(i)	337
Other non-current financial assets, net	362	(362)	(i)	-
Long-term loans receivable	-	9	(i)	9
Other non-current assets	476	(100)	(ii)	376
Current assets				
Accounts receivable, net of allowances for doubtful accounts	-	2 005	(iv)	2 005
Prepaid expenses and accrued income	-	1 323	(iii),(iv),(v)	1 323
Current portion of long-term loans receivable	-	16	(i)	16
Other financial assets	-	202	(ii),(iii)	202
Available-for-sale investments, liquid assets	-	1 770		1 770
Trade receivables and other receivables, net	2 523	(2 523)	(iv)	-
Advances and progress payments	45	(45)	(v)	-
Other current assets	887	(887)	(iii)	-
Marketable securities, net	1 770	(1 770)		-
Cash and cash equivalents	4 007	25	(iii)	4 032
Non-current liabilities				
Long-term interest-bearing liabilities	-	(5 051)	(vi),(xii)	(5 051)
Deferred revenue and other long-term liabilities	-	(571)	(vii),(ix)	(571)
Defined benefit pensions and other post-retirement benefits	-	(5 197)		(5 197)
Provisions	-	(324)		(324)
Pensions, retirement indemnities and other post-retirement benefits	(5 197)	5 197		-
Convertible bonds and other bonds, long-term	(4 798)	4 798	(xii)	-
Other long-term debt	(253)	253	(vi)	-
Other non-current liabilities	(520)	520	(vii)	-
Current liabilities				
Current portion of long-term interest-bearing liabilities	-	(195)	(viii)	(195)
Short-term borrowings	-	(357)	(viii),(xi)	(357)
Other financial liabilities	-	(145)	(xi)	(145)
Accounts payable	-	(1 916)	(x)	(1 916)
Accrued expenses, deferred revenue and other liabilities	-	(3 930)	(viii),(ix),(x),(xi)	(3 930)
Provisions	(1 239)	324		(915)
Current portion of long-term debt and short-term debt	(575)	575	(viii)	-
Customers' deposits and advances	(958)	958	(ix)	-
Trade payables and other payables	(3 599)	3 599	(x)	-
Other current liabilities	(1 462)	1 462	(xi)	-

Nokia Proxy materials 45

iv. Reclassification of EUR 362 million from Other non-current financial assets, net to Available for sale investments (EUR 337 million), Long-term loans receivable (EUR 9 million) and to Current portion of long-term loans receivable (EUR 16 million).

v. Reclassification of EUR 100 million from Other non-current assets to Other financial assets.

vi. Reclassification of EUR 887 million from Other current assets to Other financial assets (EUR 102 million), Cash and cash equivalents (EUR 25 million) and Prepaid expenses and accrued income (EUR 760 million).

vii. Reclassification of EUR 2 523 million from Trade receivables and other receivables, net to Account receivable, net of allowance for doubtful accounts (EUR 2 005 million) and Prepaid expenses and accrued income (EUR 518 million).

viii. Reclassification of EUR 45 million from Advances and progress payments to Prepaid expenses and accrued income.

ix. Reclassification of EUR 253 million from Other long-term debt to Long-term interest-bearing liabilities.

x. Reclassification of EUR 520 million from Other non-current liabilities to Deferred revenue and other long-term liabilities.

xi. Reclassification of EUR 575 million from Current portion of long-term debt and short –term debt to Accrued expenses, deferred revenue and other liabilities (EUR 95 million), Short term borrowings (EUR 284 million) and Current portion of long-term interest-bearing liabilities (EUR 195 million).

xii. Reclassification of EUR 958 million from Customer deposits and advances to Deferred revenue and other long-term liabilities (EUR 50 million) and to Accrued expenses, deferred revenue and other liabilities (EUR 908 million).

xiii. Reclassification of EUR 3 599 million from Trade payables and other payables to Accrued expenses, deferred revenue and other liabilities (EUR 1 683 million) and to Accounts payable (EUR 1 916 million).

xiv. Reclassification of EUR 1 462 million from Other current liabilities to Accrued expenses, deferred revenue and other liabilities (EUR 1 244 million), Other financial liabilities (EUR 145 million) and Short-term borrowings (EUR 73 million).

xv. Reclassification of EUR 4 798 million from Convertible bonds and other bonds, long-term to Long-term interest-bearing liabilities.

The following reclassifications were made to align Alcatel Lucent's historical income statement for the six month period ended June 30, 2015 with Nokia's financial statement presentation:

	For the six month period ended June 30, 2015			
EURm	**Historical Alcatel Lucent**	**Reclassification**		**Alcatel Lucent reclassified**
Revenues	6 685	(84)	(i)	6 601
Cost of sales	(4 364)	(3)	(vi)	(4 367)
Research and development expenses	(1 213)	45	(i),(vi)	(1 168)
Selling, general and administrative expenses	(864)	(6)	(vi)	(870)
Other income	-	48	(i),(vi)	48
Other expenses	-	(219)	(ii),(iii),(v)	(219)
Restructuring costs	(191)	191	(ii)	-
Litigations	(19)	19	(iii)	-
Gain/(loss) on disposal of consolidated entities	(8)	8	(v)	-
Post-retirement benefit plan amendments	(1)	1		-
Financial income and expenses	-	(142)	(iv)	(142)
Finance cost	(135)	135	(iv)	-
Other financial income (loss)	(7)	7	(iv)	-

46 Nokia Proxy materials

xvi. Reclassification of EUR 84 million of Revenue, to Research and development expenses (EUR 60 million), and Other income (EUR 24 million).

xvii. Reclassification of EUR 191 million of Restructuring costs to Other expenses.

xviii.Reclassification of EUR 19 million of Litigation costs to Other expenses.

xix. Represents EUR 142 million of Finance cost (EUR 135 million) and Other financial income (loss) (EUR 7 million) which have been reclassified to Financial income and expenses.

xx. Represents EUR 8 million of Gain/(loss) on disposal of consolidated entities to Other expenses.

xxi. Reclassification from Cost of sales (EUR 3 million), from Research and development expense (EUR 15 million) and from Selling, general and administrative expenses (EUR 6 million) to Other income (EUR 24 million).

The following reclassifications were made to align Alcatel Lucent's historical income statement for the year ended December 31, 2014 with Nokia's financial statement presentation:

	For the year ended December 31, 2014			
EURm	**Historical Alcatel Lucent**	**Reclassification**		**Alcatel Lucent reclassified**
Revenues	13 178	(168)	(i)	13 010
Cost of sales	(8 770)	(18)	(vi)	(8 788)
Research and development expenses	(2 215)	76	(i),(vi)	(2 139)
Selling, general and administrative expenses	(1 621)	(40)	(vi)	(1 661)
Other income	-	308	(i),(iii),(iv),(vi),(vii)	308
Other expenses	-	(593)	(ii),(iii)	(593)
Restructuring costs	(574)	574	(ii)	-
Litigations	7	(7)	(vii)	-
Gain/(loss) on disposal of consolidated entities	20	(20)	(iii)	-
Post-retirement benefit plan amendments	112	(112)	(iv)	-
Financial income and expenses	-	(502)	(v)	(502)
Finance cost	(291)	291	(v)	-
Other financial income (loss)	(211)	211	(v)	-

xxii. Reclassification of EUR 168 million of Revenue, to Research and development expenses (EUR 88 million) and Other income (EUR 80 million).

xxiii. Reclassification of EUR 574 million from Restructuring costs to Other expenses.

xxiv. Reclassification of EUR 20 million from Gain/(loss) on disposal of consolidated entities to Other income of EUR 39 million and to Other expenses of EUR (19) million.

xxv. Reclassification of EUR 112 million from Post-retirement benefit plan amendments to Other income.

xxvi. Represents EUR 502 million of Finance cost (EUR 291 million) and Other financial income (loss) (EUR 211 million) which have been reclassified to Financial income and expenses.

xxvii. Reclassification from Cost of sales (EUR 18 million), from Research and development expense (EUR 12 million) and from Selling, general and administrative expenses (EUR 40 million) to Other income (EUR 70 million).

xxviii. Reclassification from Litigations of EUR 7 million to Other income.

3) Pro Forma Adjustments:

The following pro forma adjustments give effect to the unaudited pro forma condensed combined income statements for the six month period ended June 30, 2015 and the year ended December 31, 2014, and the unaudited pro forma condensed combined

Nokia Proxy materials 47

statement of financial position as of June 30, 2015.

a. These adjustments reflect the elimination of the historical goodwill totaling EUR 3 360 million, book value of existing intangible assets totaling EUR 1 419 million, which are fair valued as part of the preliminary purchase price allocation and shareholders' equity of Alcatel Lucent totaling EUR 2 443 million as of June 30, 2015. Please refer to Note 3(g) for the fair value adjustment on goodwill.

b. Represents the elimination of amortization expenses related to the existing intangible assets for the six month period ended June 30, 2015 and the year ended December 31, 2014 of EUR 134 million and EUR 261 million, respectively.

c. The preliminary fair values of intangible assets has been determined primarily through the use of the "income approach", which requires an estimate or forecast of expected future cash flows through the use of either the multi-period excess earnings method or the relief-from-royalty method. The preliminary fair value estimates of the identifiable intangible assets and their average amortization lives are estimated as follows:

			Estimated Amortization	
EURm	**Estimated preliminary fair value**	**Range of average amortization life**	**For the six month period ended June 30, 2015**	**For the year ended December 31, 2014**
Customer relationships (i)	3 679	7 - 10 years	213	427
Developed technology (ii)	2 802	5 - 7 years	203	406
Other intangible assets (iii)	638	3 - 12 years	54	84
Total	**7 119**		**470**	**917**

xxix. Customer relationships represent the fair value of the customer agreements and underlying relationships with Alcatel Lucent's customers. Order backlog is included in the fair value of customer relationships. Based on the preliminary valuation, amortization expense of EUR 213 million has been recorded to the unaudited pro forma condensed combined income statements for the six month period ended June 30, 2015 and EUR 427 million for the year ended December 31, 2014.

xxx. Developed technology represents the fair value of Alcatel Lucent's products that have reached technological feasibility and are a part of Alcatel Lucent's product lines at the time acquired as well as the fair value of the in process research and development projects. Based on the preliminary valuation, amortization expense of EUR 203 million has been recorded to the unaudited pro forma condensed combined income statements for the six month period ended June 30, 2015 and EUR 406 million in the year ended December 31, 2014.

xxxi. Other intangibles includes the fair value of the trade name and other existing intangible assets. Based on the preliminary valuation, amortization expense of EUR 54 million has been recorded to the unaudited pro forma condensed combined income statements for the six month period ended June 30, 2015 and EUR 84 million in the year ended December 31, 2014.

d. A preliminary fair value adjustment of EUR 108 million has been recorded to inventories in the pro forma statement of financial position as at June 30, 2015 to reflect the preliminary fair values of EUR 2 207 million. Nokia anticipates that the fair value adjustment related to inventories would be utilized in full during the first half of 2016. As such, the impact on cost of sales has not been reflected in the pro forma combined condensed income statements for the six month period ended June 30, 2015 or the year ended December 31, 2014 because it is considered to be non-recurring in nature and is not expected to have a continuing impact on the combined operating results.

e. Represents the estimated non-current deferred income tax liability related to the fair value adjustments reflected in the Unaudited Pro Forma Financial Information (excluding adjustments related to goodwill, which are not tax effected). The resulting impact is an additional non-current deferred income tax liability of EUR 1 764 million. All deferred income tax impacts were calculated based on an assumed blended tax rate of 30%.

f. A fair value for deferred revenue of EUR 446 million was estimated, which resulted in a EUR 72 million reduction to its carrying value. This estimate was prepared based on limited information as to the cost, timing and risk associated with the provision of future services. The effect of the fair value adjustment to deferred revenue is not reflected in the pro forma condensed combined income statement as it is considered to be non-recurring in nature and is not expected to have a continuing impact on the combined operating results.

48 Nokia Proxy materials

g. The goodwill recognized in the pro forma statement of financial position as at June 30, 2015 represents the excess of the preliminary purchase consideration transferred over the fair value of identifiable net assets acquired. The goodwill of EUR 8 164 million arising from the acquisition of Alcatel Lucent is attributable to future technology, future customer relationships and assembled workforce. Nokia expects that the goodwill will not be deductible for tax purposes. h. The total costs and expenses expected to be incurred by Nokia and Alcatel Lucent in connection with the transactions contemplated by the Exchange Offer are estimated to range from EUR 110 million to EUR 140 million, and are primarily comprised of financial, legal and advisory costs. The effect of financial, legal and advisory costs to be incurred in connection with the Exchange Offer are not reflected in the pro forma condensed combined income statement as these costs are considered to be a non recurring charge directly related to the transaction and do not have a continuing impact on the combined operating results. In addition, future estimated transaction costs of EUR 95 million were reflected in Accrued expenses, deferred revenue and other liabilities in the pro forma statement of financial position as at June 30, 2015. No amounts were accrued for estimated transaction costs that were not factually supportable.

Nokia:

As of June 30, 2015, Nokia accrued and expensed EUR 15 million of transaction costs. As a result, an adjustment has been made to Other expenses to remove these transaction costs from the income statement for the six month ended June 30, 2015, as these costs are considered to be non recurring charges directly related to the transaction.

Alcatel Lucent:

As of June 30, 2015, Alcatel Lucent accrued and expensed EUR 7 million of transaction costs. As a result, an adjustment has been made to Other expenses to remove these transaction costs from the income statement for the six month ended June 30,

2015, as these costs are considered to be non recurring charges directly related to the transaction. i. This adjustment reflects the elimination of transactions between Nokia and Alcatel Lucent amounting to EUR 14 million and EUR 29 million for the six month period ended June 30, 2015 and the year ended December 31, 2014, respectively. The receivable and corresponding payable between Nokia and Alcatel Lucent as of June 30, 2015 totaled EUR 8 million and has been eliminated. j. Reflects the full elimination of the interest related to the OCEANEs for the six month period ended June 30, 2015 and the year ended December 31, 2014 totaling EUR 28 million and totaling EUR 38 million, respectively. k. Upon the acquisition of Alcatel Lucent, Nokia will consolidate all Alcatel Lucent subsidiaries including partly-owned subsidiaries such as Alcatel Lucent Shanghai Bell Co. Ltd (“ASB”), which has material non-controlling interests (50% less one share). Nokia elected to measure the non-controlling interests using the proportionate share method whereby the goodwill recognized does not include any amount relating to the non-controlling interests. All other non-controlling interests in other subsidiaries are immaterial in aggregate. l. The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma condensed combined income statements were calculated using an assumed blended tax rate of 30%, which is based on preliminary assumptions related to which jurisdictions the income (expense) will be recorded. The effective tax rate of the Combined Company could be significantly different depending on the post-acquisition activities, including cash needs and geographical mix of net income. m. Certain Alcatel Lucent senior non-convertible bondholders have the right to put their bonds to Alcatel Lucent for redemption at a specified price upon change of control. As of July 31, 2015, the senior non-convertible bonds trade at a market price that exceeds the put option exercise price. Thus, for the purposes of the Pro Forma Financial Information,

Nokia has assumed that the bondholders would not exercise this put option. A pro forma adjustment was made to reclassify the carrying amount of the senior non-convertible bonds of EUR 1 901 million from Long-term interest bearing liabilities to

Current portion of long-term interest bearing liabilities.

4) Earnings per Share:

Pro forma basic earnings per share is calculated by dividing the pro forma profit from continuing operations attributable to equity holders of the parent by the pro forma weighted average number of shares outstanding as adjusted for the Exchange

Offer.

Pro forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the pro forma dilutive effect of replacement share-based payment awards granted to certain holders of Alcatel Lucent Performance Shares. For the six months ended June 30, 2015, the assumed conversion of Nokia’s outstanding convertible bonds has been excluded from the calculation of diluted shares as it was determined to be antidilutive.

Nokia Proxy materials 49

EURm	Six months ended June 30, 2015	Year ended December 31,2014
Pro forma profit from continuing operations attributable to equity holders of the parent—basic	**192**	**2 203**
Add Back: Elimination of interest expense, net of tax, on Nokia convertible bonds (where dilutive)	-	60
Pro forma profit from continuing operations attributable to equity holders of the parent—diluted	**192**	**2 263**
000s shares		
Weighted average number of shares in issue—historical	3 631 929	3 698 723
Pro Forma number of shares issued to Alcatel Lucent shareholders	1 536 889	1 536 889
Pro Forma number of shares issued to holders of OCEANEs	437 772	437 772
Pro Forma number of shares issued to holders of vested stock options	18 339	18 339
Pro Forma number of shares issued to holders of vested performance shares	16 000	16 000
Pro Forma weighted average number of shares in issue—basic	**5 640 929**	**5 707 723**
Effect of dilutive securities:		
Restricted shares and other	5 692	14 419
Stock options	2 336	3 351
Performance shares	2 926	1 327
Assumed conversion of convertible bonds	-	413 782
	10 954	432 879
Pro forma replacement share-based payment awards	6 042	2 672
Pro Forma adjusted weighted average number of shares and assumed conversions—diluted	**5 657 924**	**6 143 274**
	EUR	EUR
Pro forma earnings per share from continuing operations attributable to equity holders of the parent—basic	0.03	0.39
Pro forma earnings per share from continuing operations attributable to equity holders of the parent—diluted	0.03	0.37

5) Sale of HERE:

Nokia presents the pro forma effect of the HERE transaction and the related discontinued operations in the pro forma statement of financial position as of June 30, 2015 and the pro forma condensed combined income statements for the six month ended June 30, 2015 and for the year ended December 31, 2014.

The unaudited pro forma condensed combined statement of financial position and the unaudited pro forma condensed combined income statements for all periods presented were adjusted to fully eliminate all of the assets, liabilities and historical operating results included in the HERE business. In addition, the unaudited pro forma condensed combined statement of financial position reflects adjustments for the HERE transaction including the estimated net cash proceeds of approximately EUR 2.5 billion and the estimated EUR 1 billion gain on the sale and related release of foreign exchange translation differences. Non-recurring items including the one-time gain associated with the HERE transaction, are not reflected in the pro forma condensed combined income statements.

The following table presents the impact of the HERE discontinued operations for the years ended December 31, 2013 and 2012:

50 Nokia Proxy materials

	For the year ended December 31, 2013			For the year ended December 31, 2012		
EURm	**Nokia Historical**	**Sale of HERE**	**Nokia continuing operations**	**Nokia Historical**	**Sale of HERE**	**Nokia continuing operations**
Net sales	12 709	(914)	11 795	15 400	(1 103)	14 298
Cost of sales	(7 364)	208	(7 156)	(9 841)	228	(9 613)
Gross profit	5 345	(706)	4 638	5 559	(875)	4 685
Research and development expenses	(2 619)	648	(1 970)	(3 081)	883	(2 198)
Selling, general and administrative expenses	(1 671)	188	(1 483)	(2 062)	263	(1 799)
Impairment of goodwill	-	-	-	-	-	-
Other income	272	-	272	277	(1)	276
Other expenses	(809)	24	(785)	(1 514)	31	(1 483)
Operating profit/(loss)	**518**	**154**	**672**	**(820)**	**301**	**(520)**
Share of results of associated companies	4	(1)	4	(1)	(1)	(2)
Financial income and expenses	(280)	3	(277)	(357)	2	(355)
Profit/(loss) before tax	**243**	**156**	**399**	**(1 179)**	**302**	**(877)**
Income tax benefit/(expense)	(202)	(68)	(270)	(304)	(110)	(414)
Profit/(loss) for the year from continuing operations	**41**	**88**	**128**	**(1 483)**	**192**	**(1 291)**
Attributable to:						
Equity holders of the parent	186	88	274	(771)	192	(580)
Non-controlling interests	(145)	-	(145)	(712)	-	(712)
	41	88	128	(1 483)	192	(1 291)
Earnings per share from continuing operations (attributable to equity holders of parent)	**EUR**	**EUR**	**EUR**	**EUR**	**EUR**	**EUR**
Basic	0.05	0.02	0.07	(0.21)	0.05	(0.16)
Diluted	0.05	0.02	0.07	(0.21)	0.05	(0.16)
Weighted average number of shares	**000s, shares**	**000s, shares**	**000s, shares**	**000s, shares**	**000s, shares**	**000s, shares**
Basic	3 712 079	3 712 079	3 712 079	3 710 845	3 710 845	3 710 845
Diluted	3 733 364	3 733 364	3 733 364	3 710 845	3 710 845	3 710 845

6) Range of Possible Offer Acceptance Levels

The Unaudited Pro Forma Financial Information presented above has been prepared assuming that Nokia acquires 100% of Alcatel Lucent through the Exchange Offer and that a squeeze-out is not effected.

The following sensitivity analysis provides a range of potential outcomes, assuming the minimum ownership interest in Alcatel Lucent of 51%, the ownership at the midpoint of the range of 75% and the impact of the squeeze-out assuming 95% of the outstanding shares are tendered in the Exchange Offer. In the 51% and 75% scenarios, 49% and 25%, respectively, of the carrying amount of OCEANE convertible bonds were assumed to remain outstanding. In the 95% scenario, Nokia has assumed that the remaining 5% is purchased in cash to illustrate the cash consideration alternative and the OCEANE convertible bonds fully convert. The adjustments to be made to Pro forma adjustments column in the unaudited pro forma condensed combined statement of financial position as of June 30, 2015 and the unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and the year ended December 31, 2014 would be as follows:

Nokia Proxy materials 51

EURm	51% Ownership of Alcatel Lucent	75% Ownership of Alcatel Lucent	100% Ownership of Alcatel Lucent as a Result of a Squeeze-Out
Assuming purchase price consideration of:	6 575	9 669	12 247
Increase (decrease):			
Cash (cash consideration for squeeze-out)	-	-	(645)
Goodwill	(3 297)	(1 513)	(408)
Current portion of long-term interest-bearing liabilities	1 379	704	-
Capital and reserves attributable to equity holders of the parent	(6 317)	(3 223)	(237)
Non-controlling interests	1 641	1 006	-
Increase (decrease):			
Profit (loss) from continuing operations for the six months ended June 30, 2015 attributable to:			
Equity holders of the parent	154	79	-
Non-controlling interests	(154)	(79)	-
Profit (loss) from continuing operations for the year ended December 31, 2014 attributable to:			
Equity holders of the parent	248	127	-
Non-controlling interests	(248)	(127)	-
Earnings per share from continuing operations per share – basic in EUR for the six months ended June 30, 2015	0.04	0.02	0.00
Earnings per share from continuing operations – diluted in EUR for the six months ended June 30, 2015	0.04	0.02	0.00
Weighted average number of shares outstanding (000s shares) – basic for six months ended June 30, 2015	(984 410)	(502 250)	(100 450)
Weighted average number of shares outstanding (0000s shares) – diluted for six months ended June 30, 2015	(987 371)	(503 760)	(100 752)
Earnings per share from continuing operations per share – basic in EUR for the year ended December 31, 2014	0.13	0.06	0.01
Earnings per share from continuing operations – diluted in EUR for the year ended December 31, 2014	0.12	0.06	0.01
Weighted average number of shares outstanding (000s shares) – basic for the year ended December 31, 2014	(984 410)	(502 250)	(100 450)
Weighted average number of shares outstanding (000s shares) – diluted for the year ended December 31, 2014	(985 719)	(502 918)	(100 584)

52 Nokia Proxy materials

Annex C: Notice of the Extraordinary General Meeting

Notice is given to the shareholders of Nokia Corporation (“Nokia” or the “company”) of an Extraordinary General Meeting to be held on Wednesday, December 2, 2015 at 4:00 p.m. at Helsinki Ice Hall, Nordenskiöldinkatu 11-13, Helsinki, Finland. The reception of persons who have registered for the Extraordinary General Meeting will commence at 2:30 p.m.

A. Matters on the agenda of the Extraordinary

General Meeting

At the Extraordinary General Meeting (also referred to as the

“Meeting”) the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of the persons to confirm the minutes and to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Resolution on the authorization to the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent

As announced on April 15, 2015, Nokia intends to combine with Alcatel Lucent, socie te anonyme (“Alcatel Lucent”) (the

“Transaction”) and Nokia is expected to launch public exchange offers in France and in the United States (collectively, the “Exchange Offers”) offering to purchase all Alcatel Lucent shares, Alcatel Lucent American Depositary Shares and Alcatel

Lucent convertible bonds, and to issue Nokia shares as consideration.

The Board of Directors proposes to the Extraordinary General Meeting that the Extraordinary General Meeting authorize the Board of Directors to resolve to issue, in deviation from the shareholders’ pre-emptive right to subscription, in total a maximum of 2 100 million shares in one or more issues during the effective period of the authorization. The

Board of Directors proposes the authorization in order to issue Nokia shares to the holders of Alcatel Lucent shares, American Depositary Shares and convertible bonds as well as to beneficiaries of Alcatel Lucent employee equity compensation arrangements for the purpose of implementing the Transaction, and / or otherwise to effect the combination of Nokia and Alcatel Lucent.

The Board of Directors proposes that the authorization includes the right for the Board of Directors to resolve on all other terms and conditions of the issuance of shares. The Board of Directors proposes that the authorization be effective until December 2, 2020. The authorization does not terminate the authorization for issuance of shares and special rights entitling to shares granted to the Board of Directors by the Annual General Meeting held on May 5, 2015.

7. Resolution on the amendment of the Articles of

Association

The Board of Directors proposes to the Extraordinary General

Meeting that the Articles of Association of the company be amended in order to enable the implementation of the changes to the composition of the Board of Directors in connection with the combination of Nokia and Alcatel Lucent as well as to streamline the Articles of Association by removing certain provisions that overlap with the law, by creating appropriate flexibility for the governance of the company and by aligning the Articles of Association with market practice and the business of the company.

The Board proposes that Articles 2, 4 and 9 be amended as follows:

Article 2 of the Articles of Association be amended to read as follows:

Article 2 – Object

The object of the company is to research, develop, manufacture, market, sell and deliver products, software and services in a wide range of consumer and business-to-business markets. These products, software and services relate to, among others, network infrastructure for telecommunication operators and other enterprises, the internet of things, human health and well-being, multi-media, big data and analytics, mobile devices and consumer wearables and other electronics. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations, including securities trading and other investment activities. The company may carry on its business operations directly, through subsidiary companies, affiliate companies and joint ventures.

Article 4 of the Articles of Association be amended to read as follows:

Article 4 – Board of Directors

The company shall have a Board of Directors comprising a minimum of seven and a maximum of twelve members.

Nokia Proxy materials 53

The term of a Board member shall begin at the closing of the General Meeting at which he or she was elected, or later as resolved by the General Meeting, and expire at the closing of the following Annual General Meeting. The Board of Directors shall elect its Chairman and Vice

Chairman for the term of the Board of Directors, or for another term resolved by the Board of Directors. The Board of Directors shall establish its rules of procedure.

Article 9 of the Articles of Association be amended to read as follows:

Article 9 – General Meeting

The Annual General Meeting shall be held at the latest on

June 30 as determined by the Board of Directors. General

Meetings shall be held in Helsinki, Espoo or Vantaa.

8. Resolution on changes to the composition of the Board of Directors

Subject to the approval of the proposal to authorize the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent as set forth in agenda item 6, and the approval of the proposal to amend the Articles of Association as set forth in agenda item 7, the

Corporate Governance and Nomination Committee proposes to the Extraordinary General Meeting that the number of members of the Board of Directors be increased from the current eight (8) members to ten (10) members and that Louis R. Hughes, Jean C. Monty and Olivier Piou be elected as new members of the Board of Directors of Nokia subject to and following the completion of the Exchange Offers and subject to registration of the amendment of the Articles of Association.

The term of the new members would begin on the day immediately following the date of completion of the Exchange

Offers and end at the closing of the Annual General Meeting

2016. Elizabeth Doherty has informed the Committee that she will step down from the Board of Directors subject to and following the completion of the Exchange Offers.

The Corporate Governance and Nomination Committee further proposes to the Extraordinary General Meeting that the new members of the Board of Directors elected at the Extraordinary General Meeting receive the same annual remuneration as is paid to the members of the Board of

Directors elected at the Annual General Meeting on May 5,

2015, prorated by the new Board members’ time in service until the closing of the Annual General Meeting in 2016.

9. Closing of the Meeting

B. Documents of the Extraordinary General

Meeting

The complete proposals of the Board of Directors and the Corporate Governance and Nomination Committee relating to the agenda of the Meeting, proxy materials with more detailed information on the proposals and the Meeting, this notice as well as documents referred to in Chapter 5, Section 21 of the

Finnish Limited Liability Companies Act, are available on the company’s website at www.nokia.com/gm. Said documents will also be available at the meeting venue. Copies of proxy materials and of this notice will be sent to shareholders upon request. Minutes of the Extraordinary General Meeting will be available on the aforementioned website as of 16 December 2015 at the latest.

C. Instructions for the participants in the

Extraordinary General Meeting

1. The right to participate and registration

Each shareholder, who on November 20, 2015 is registered in the Register of Shareholders of the company, has the right to participate in the Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is automatically registered in the Register of Shareholders of the company. A shareholder, who wishes to participate in the

Meeting, must register for the Meeting by giving prior notice of attendance no later than on November 25, 2015 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the company. Such notice can be given: a. through Nokia’s website at www.nokia.com/gm; b. by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time); or c. by letter to the Register of Shareholders, Nokia

Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

2. Advance voting service

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items on the agenda of the Extraordinary General Meeting through the company’s website from October 26, 2015 until 4:00 p.m. (Finnish time) on November 25, 2015. Unless a shareholder voting in advance will be present in person or by proxy in the Meeting, he/she may not be able to exercise his/her right under the Finnish Limited Liability

Companies Act to request information or a vote in the meeting and if decision proposals regarding certain agenda item have changed after the beginning of the advance voting period, his/ her possibility to vote on such item may be restricted. The conditions and other instructions relating to the electronic advance voting may be found on the company’s website www. nokia.com/gm. The Finnish book-entry account number of the shareholder is needed for voting in advance.

3. Proxy representatives and powers of attorney

A shareholder may participate in the Meeting and exercise his/her rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Meeting. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative

54 Nokia Proxy materials

represents the shareholder shall be identified in connection with the registration for the Meeting. Powers of attorney should be delivered in original to Nokia’s Register of Shareholders at the abovementioned address or via email to agm@nokia.com before the last date for registration.

4. Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his/her custodian bank the necessary instructions regarding registration in the Register of Shareholders of the company, issuing of proxy documents and registration for the Meeting. The account management organization of the custodian bank shall register a holder of nominee registered shares, who wants to participate in the Meeting, to be entered in the temporary Register of Shareholders of the company at the latest on November 27, 2015 at 4:00 p.m. (Finnish time). Further information on these matters can also be found on the company’s website www. nokia.com/gm.

5. Other instructions and information

On the date of this notice of the Extraordinary General Meeting, October 22, 2015, the total number of shares in Nokia Corporation and votes represented by such shares is 3

678 641 891.

Shareholder who holds his/her shares on a Finnish book-entry account, has registered for the Meeting and has not voted in advance, or such shareholder’s proxy representative, will receive a voting ticket during the week of the Meeting. The voting ticket will be mailed to the address registered in the Register of Shareholders of the company, or to an address separately notified to the company for this purpose. The voting ticket must be presented upon arrival to the Meeting. Doors of the meeting venue will open at 2:30 p.m. The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. The participants are kindly invited to the coffee reception before the Meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Limited

Liability Companies Act, a shareholder who has given prior notice of attendance and is present at the Extraordinary General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

Espoo, October 22, 2015

BOARD OF DIRECTORS

Nokia Proxy materials 55

Annex D: Board Proposals to the Extraordinary General Meeting

Proposal by the board of directors to authorize the board of directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent

As announced on April 15, 2015, Nokia Corporation (“Nokia” or the “company”) intends to combine with Alcatel Lucent, société anonyme (“Alcatel Lucent”) (the “Transaction”).

Pursuant to a Memorandum of Understanding between Nokia and Alcatel Lucent dated April 15, 2015 (the “ Memorandum of

Understanding “), Nokia is expected to launch public exchange offers in France and in the United States (collectively, the “Exchange Offers”) offering to purchase all Alcatel Lucent shares, Alcatel Lucent American Depositary Shares and Alcatel

Lucent convertible bonds, and to issue Nokia shares as consideration.

More information on the Exchange Offers and the Transaction is available in Nokia’s stock exchange release issued on April

15, 2015 and in Nokia’s proxy material for the Extraordinary General Meeting which are available on Nokia’s website www.nokia.com/gm.

In order to implement the combination of Nokia and Alcatel

Lucent, the Board of Directors proposes to the Extraordinary General Meeting that the Extraordinary General Meeting authorize the Board of Directors to resolve to issue, in deviation from the shareholders’ pre-emptive right to subscription, in total a maximum of 2 100 million shares in one or more issues during the effective period of the authorization.

The proposed maximum amount represents approximately 57 percent of the company’s current total number of shares as of the date of this proposal. If the maximum amount of shares under this authorization were issued as new shares, the new shares would represent approximately 36 percent of the company’s total number of shares after the issuance.

The Board of Directors proposes the authorization in order to issue Nokia shares to the holders of Alcatel Lucent shares, American Depositary Shares and convertible bonds as well as to beneficiaries of Alcatel Lucent employee equity compensation arrangements for the purpose of implementing the Transaction, including the consummation of the Exchange

Offers as well as other transactions contemplated by the Memorandum of Understanding, and / or otherwise to effect the combination of Nokia and Alcatel Lucent.

The Board of Directors proposes that the authorization includes the right for the Board of Directors to resolve on all other terms and conditions of the issuance of shares. The authorization thereby includes the right for issuance in deviation from the shareholders’ pre-emptive rights within the limits set by law.

The Board of Directors proposes that the authorization be effective until December 2, 2020. The authorization does not terminate the authorization for issuance of shares and special rights entitling to shares granted to the Board of Directors by the Annual General Meeting held on May 5, 2015.

Espoo, October 22, 2015

Board of Directors

56 Nokia Proxy materials

Proposal by the Board of Directors to amend the Articles of Association

The Board of Directors proposes to the Extraordinary General Meeting that the Articles of Association of the company be amended in order to enable the implementation of the changes to the composition of the Board of Directors in connection with the combination of Nokia and Alcatel Lucent as well as to streamline the Articles of Association by removing certain provisions that overlap with the law, by creating appropriate flexibility for the governance of the company and by aligning the Articles of Association with market practice and the business of the company. It is proposed that the Articles 2, 4 and 9 of the Articles of Association of the company be amended as follows:

Current Articles of Association:

2§

Object The object of the company is to engage in the telecommunications industry and other sectors of the electronics industry as well as the related service businesses, including the development, manufacture, marketing and sales of mobile devices, other electronic products and telecommunications systems and equipment as well as related mobile, internet and network infrastructure services and other consumer and enterprise services. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations. The company may engage in securities trading and other investment activities.

Proposed amendments:

2§

The object of the company is to research, develop, manufacture, market, sell and deliver products, software and services in a wide range of consumer and business-to-business markets. These products, software and services relate to, among others, network infrastructure for telecommunication operators and other enterprises, the internet of things, human health and well-being, multi-media, big data and analytics, mobile devices and consumer wearables and other electronics. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations, including securities trading and other investment activities. The company may carry on its business operations directly, through subsidiary companies, affiliate companies and joint ventures.

4§

Object

The company shall have a Board of Directors comprising a minimum of seven and a maximum of twelve members who shall be elected at the Annual

General Meeting.

Proposals for the election of the members of the Board of Directors and their remuneration shall be made to the Annual General Meeting by the Board’s

Corporate Governance and Nomination Committee, comprising 3-5 Board members appointed by the Board of Directors for a maximum term of one year at a time.

4§

The company shall have a Board of Directors comprising a minimum of seven and a maximum of twelve members.

To be removed.

Nokia Proxy materials 57

4§ (continued)

Board of The term of a Board member shall begin from the

Directors Annual General Meeting at which he was elected and expire at the closing of the following Annual

General Meeting. Should a member resign before the end of the term of office, a replacing member may be elected at an Extraordinary General Meeting.

The Board of Directors shall elect its Chairman and

Vice Chairman for a term of one year at a time.

The Board of Directors shall convene at the request of its Chairman. The Board of Directors shall constitute a quorum when more than half of the members of the Board of Directors are present.

Resolutions shall be made by a majority vote or, in case of a tie, the Chairman shall have the casting vote. However, if in the election of a Chairman there is a tie, the election shall be decided by drawing lots.

The Board of Directors shall establish its rules of procedure.

The company shall have a Group Leadership Team which is responsible for the operative management of the company. The number of members on the Nokia Group Leadership Team as well as the Nokia Group Leadership Team’s rules of procedure shall be approved by the Board of Directors. The Chairman of the Nokia Group Leadership Team shall be appointed by the Board of Directors. The Chairman of the Nokia Group Leadership Team may be elected to the Board of Directors. Upon a proposal by the Chairman of the Nokia Group Leadership Team, the Board of Directors shall appoint the other members of the Nokia Group Leadership Team, who may not be members of the Board of Directors.

4§ (continued)

The term of a Board member shall begin at the closing of the General Meeting at which he or she was elected, or later as resolved by the General Meeting, and expire at the closing of the following

Annual General Meeting.

The Board of Directors shall elect its Chairman and Vice Chairman for the term of the Board of

Directors, or for another term resolved by the Board of Directors.

To be removed.

To be removed.

The Board of Directors shall establish its rules of procedure.

To be removed.

9§

General Meeting The Annual General Meeting shall be held in Helsinki or

Espoo at the latest on 30 June as determined by the Board of Directors.

An Extraordinary General Meeting shall be held whenever deemed necessary by the Board of Directors. An

Extraordinary General Meeting shall also be held if an auditor or shareholders owning at least one-tenth (1/10) of all the shares so request in writing for the consideration of a specified matter.

9§

The Annual General Meeting shall be held at the latest on

June 30 as determined by the Board of Directors. General

Meetings shall be held in Helsinki, Espoo or Vantaa.

To be removed.

Espoo, October 22, 2015 Board of Directors

58 Nokia Proxy materials

Proposal by the Corporate Governance and Nomination Committee for changes to the composition of the Board of Directors

Nokia and Alcatel Lucent have agreed that the Corporate

Governance and Nomination Committee would, jointly with

Alcatel Lucent, identify three (3) individuals to be nominated to the Nokia Board of Directors subject to the completion of the Exchange Offers. One of these individuals would also be nominated as Vice Chairman of the Board of Directors.

Elizabeth Doherty has informed the Corporate Governance and Nomination Committee that she will step down from the Nokia Board of Directors subject to and following the completion of the Exchange Offers. Ms. Doherty has been a Nokia Board member since 2013. All other current Board members shall continue to serve as members of the Board of Directors following the completion of the Exchange Offers.

Subject to the approval of the proposal to authorize the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent as set forth in agenda item 6, and the approval of the proposal to amend the Articles of Association as set forth in agenda item 7, the

Corporate Governance and Nomination Committee proposes to the Extraordinary General Meeting that the number of members of the Board of Directors be increased from the current eight (8) members to ten (10) members and that Louis R. Hughes, Jean C. Monty and Olivier Piou be elected as new members of the Board of Directors of Nokia subject to and following the completion of the Exchange Offers and subject to registration of the amendment of the Articles of Association. The term of the new members would beging on the day immediately following the date of the completion of the Exchange Offers and expire on the closing of the Annual

General Meeting in 2016.

Each of the candidates nominated for election to the Board of Directors have been determined to be independent under the Finnish Corporate Governance Code and the rules of the New

York Stock Exchange.

Resumes of the candidates to the Board of Directors as well as of the continuing Board members are in Appendix 1.

The Corporate Governance and Nomination Committee will propose to the Board of Directors at the assembly meeting of the new Board of Directors taking place after the completion of the Exchange Offers that Olivier Piou be elected as the new Vice Chairman of the Board of Directors subject to his election to the Board of Directors. Risto Siilasmaa will continue as the Chairman of the Board of Directors.

For the purposes of this proposal, the completion of the

Exchange Offers refers to the settlement and delivery of the Nokia shares to the holders of Alcatel Lucent securities in accordance with the terms of the Exchange Offers after the first offer period.

The Corporate Governance and Nomination Committee further proposes to the Extraordinary General Meeting that the new members of the Board of Directors elected at the Extraordinary General Meeting receive the same annual remuneration as is paid to the members of the Board of

Directors elected at the Annual General Meeting on May 5,

2015, prorated by the new Board members’ time in service until the closing of the Annual General Meeting in 2016.

Espoo, October 22, 2015

Board of Directors, Corporate Governance and Nomination Committee

Nokia Proxy materials 59

Appendix 1

Additional information relating to the proposal by the Corporate Governance and Nomination Committee for changes to the composition of the Board of Directors

Vivek Badrinath, b. 1969

Deputy Chief Executive Officer, Accor Group. Board member since 2014. Member of the Audit Committee.

Ecole Polytechnique and ENST.

Deputy Chief Executive Officer of Orange 2013-2014. Head of

Business Services of Orange 2010-2013. Member of Group’s Executive Committee, Head of networks and operators division

2009–2010. CTO of mobile activities of Orange 2004-2009. CEO of Thomson India in 2000-2004. Various technical positions with the long-distance networks division of Orange

Group 1996-2000.

Bruce Brown, b. 1958

Independent Director. Board member since 2012. Chairman of the Personnel Committee. Member of the Corporate Governance and Nomination Committee.

M.B.A. (Marketing and Finance) (Xavier University). B.S. (Chemical Engineering) (Polytechnic Institute of New York

University).

Retired from The Procter & Gamble Company in 2014. Chief

Technology Officer of The Procter & Gamble Company 2008-2014. Various executive and managerial positions in Baby Care,

Feminine Care, and Beauty Care units of The Procter & Gamble

Company since 1980 in the United States, Germany and Japan. Member of the Board of Directors of Agency for Science, Technology & Research (A*STAR) in Singapore. Member of the

Board of Trustees of Xavier University. Member of the Board of Directors, the Audit Committee and the Nominating and

Corporate Governance Committee of P. H. Glatfelter Company.

Louis R. Hughes, b. 1949*

Independent Director.

Master’s Degree (Business Administration) (Harvard University.

Graduate School of Business), Bachelor of Mechanical Engineering (General Motors Institute, now Kettering University).

Chief of Staff, Afghanistan Reconstruction Group, US

Department of State 2004-2005. President & Chief Operating

Officer of Lockheed Martin in 2000, Executive Vice President of General Motors Corporation 1992–2000, President of General Motors International Operations 1992–1998, President of General Motors Europe 1992–1994, Chairman of Adam Opel A.G. 1989–1992, Vice President of Finance of GM Europe 1987–1989, Vice President, Finance of GM of Canada 1985–1986,

Assistant Treasurer, General Motors Corporation 1983–1985, Treasurer’s Office, General Motors Corporation 1973–1983. Member of the Board of Directors, of the Audit and Finance

Committee and member of the Corporate Governance and

Nominating Committee of Alcatel Lucent. Chairman of InZero Systems. Member of the Board of Directors of AkzoNobel. Member of the Board of Directors and chairman of the Audit, Finance and Compliance Committee of ABB.

Simon Jiang, b. 1953

Founder and Chairman of CyberCity International Limited (CCI). Member of the Board of Directors of Nokia Corporation since 2015.

B.A. (Beijing Foreign Studies University). M.A. (Australian

National University). MPhil and PhD (Economics), (University of Cambridge).

Chairman of Vision Century Corporation Ltd 2002-2008. Founder of CyberCity Group of Companies 1997-2002. Deputy Chief and Fund Manager of United Nations Joint Staff Pension Fund 1992-1997.

Non-executive director of China Petroleum Chemical Corp (Sinopec). Non-executive director of COSCO International Holdings Ltd. Trustee of Cambridge China Development Trust. Director of China Disabled Persons Federation. Committee Member of Chinese People’s Political Consultative Conference. Senior Fellow of Judge Business School, Cambridge University. Member of United Nations Pension Fund Investments Committee.

Jouko Karvinen, b. 1957

Independent Director. Board member since 2011. Vice Chairman since 2013. Chairman of the Audit Committee.

Member of the Corporate Governance and Nomination Committee.

Master of Science (Eng.) (Tampere University of Technology). CEO of Stora Enso Oyj 2007-2014. CEO of Philips Medical Systems Division 2002-2006. Member of Board of Management of Royal Philips Electronics 2006 and Group Management Committee 2002-2006. Holder of executive and managerial positions at ABB Group Limited from 1987, including Executive Vice President, Head of Automation

Technology Products Division and Member of Group Executive Committee 2000-2002.

Member of the Board of Directors of Aktiebolaget SKF.

60 Nokia Proxy materials

Jean C. Monty, b. 1947*

Independent Director.

Bachelor of Arts (Collège Sainte-Marie of Montréal). Master of Arts in economics (University of Western Ontario). Master of Business Administration (University of Chicago).

The chairman of the Board of Directors and Chief Executive

Officer of Bell Canada Enterprises (BCE Inc.) until 2002. President and Chief Executive Officer of Nortel Networks Corporation since 1993 and numerous positions in the BCE group 1974–1992.

Vice Chairman of the Board of Directors, Chairman of the Audit and Finance Committee and Member of the Corporate Governance and Nominating Committee of Alcatel

Lucent. Member of the Board of Directors, member of the

Audit committee, chairman of the Human Resources and

Compensation Committee of Bombardier Inc. Member of the Boards of Directors of Centria Inc. and of Fiera Capital Inc.

Member of the International Advisory Board of the Ecole des

Hautes Études Commerciales.

Elizabeth Nelson, b. 1960

Independent Director. Board member since 2012. Member of the Audit Committee.

M.B.A. (Finance) (The Wharton School, University of

Pennsylvania). B.S. (Foreign Service), (Georgetown University).

Executive Vice President and Chief Financial Officer, Macromedia, Inc. 1997-2005. Vice President, Corporate Development, Macromedia, Inc. 1996-1997. Project Manager,

Corporate Development and International Finance, Hewlett-

Packard Company 1988-1996. Associate, Robert Nathan Associates 1982-1986.

Chairman of the Board of Directors of DAI. Independent Lead Director and Chair of the Audit Committee of Zendesk Inc. Member of the Board of Directors and Chair of the Audit

Committee of Pandora Media.

Member of the Boards of Directors of Brightcove, Inc. 2010-

2014, SuccessFactors, Inc. 2007-2012, Ancestry.com, Inc. 2009-2012, Autodesk, Inc. 2007-2010.

Olivier Piou, b. 1958*

Independent Director.

Engineering (École Centrale de Lyon).

Chief Executive Officer and member of the Board of Directors of Gemalto since 2006. Chief Executive Officer of Axalto, the smart card division of Schlumberger from 2004 to 2006, until the merger of Axalto and Gemplus which formed Gemalto. Joined Schlumberger in 1981 as a production engineer and held numerous management positions in the areas of technology, marketing and operations, in France and the United States.

Member of the Board of Directors of Alcatel Lucent.

Former CEO and member of the Board of Directors of Axalto, member of the Board of Directors of INRIA (Institut National de Recherche en Informatique et en Automatique) and chairman of Eurosmart.

Risto Siilasmaa, b. 1966

Chairman of the Board of Directors of Nokia Corporation. Board member since 2008. Chairman since 2012. Chairman of the Corporate Governance and Nomination Committee. Master of Science (Eng.) (Helsinki University of Technology).

President and CEO of F-Secure Corporation 1988-2006.

Chairman of the Board of Directors of F-Secure Corporation.

Vice Chairman of the Board of Directors of The Federation of Finnish Technology Industries. Member of the Board of Directors of The Confederation of Finnish Industries (EK). Member of European Roundtable of Industrialists. Chairman of the Board of Directors of Elisa Corporation 2008-2012.

Kari Stadigh, b. 1955

Group CEO and President of Sampo plc. Board member since 2011. Member of the Personnel Committee. Member of the Corporate Governance and Nomination Committee.

Master of Science (Eng.) (Helsinki University of Technology).

Bachelor of Business Administration (Swedish School of Economics and Business Administration, Helsinki). Deputy CEO of Sampo plc 2001-2009. President of Sampo Life Insurance Company Limited 1999-2000. President of Nova Life Insurance Company Ltd 1996-1998. President and COO of Jaakko Pöyry Group 1991-1996.

Member of the Board of Directors and Chair of the Board’s

Risk Committee of Nordea Bank AB (publ). Chairman of the

Board of Directors of If P&C Insurance Holding Ltd (publ) and Mandatum Life Insurance Company Limited. Member of the Board of Directors of the Federation of Finnish Financial Services. Member of the Board of Directors of Niilo Helanderin Säätiö. Member of the Board of Directors of Waypoint Capital Group Holdings Ltd.

Chairman of the Board of Directors of Alma Media Corporation

2005-2011.

*) Proposed to be elected for the first time as a member of the

Board of Directors of Nokia Corporation.

Nokia Proxy materials 61

Annex E: Depositary’s Notice of the Extraordinary General Meeting of Nokia Corporation

Depositary’s Notice of the Extraordinary General Meeting of Nokia Corporation

ADSs: American depositary shares (“ADSs”) some of which are evidenced by American depositary receipts (“ADRs”).

ADS CUSIP No.: 654902204.

Deposited Securities: Ordinary shares (the “Shares”) of Nokia Corporation (the “Company”). ADS Ratio: 1 Share to 1 ADS.

Depositary: Citibank, N.A.

Deposit Agreement: Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 6, 2008, as further amended from time to time, by and among the Depositary, the Company and the holders from time to time of ADRs evidencing ADSs issued thereunder (“ADS Holders”).

Timetable

November 2, 2015 ADS Record Date

Date on which ADS Holders are required to be record holders of the Company’s ADSs to receive proxy material.

November 17, 2015 Voting Deadline

5:00 P.M. (New York Date and time on which ADS Holders are required to have provided instructions to the Depositary time) to (i) vote their ADSs and (ii) temporarily record them on the Register of Shareholders of the

Company as of the Finnish Record Date.

November 19, 2015 Reconciliation of Voting Position

Any transfers between November 2 and close of business on November 19 will be reconciled for the correct voting position as of the Finnish Record Date.

November 20, 2015 Finnish Record Date

Date on which ADS Holders are required to be recorded on the Register of Shareholders of the

Company in order to vote at the Meeting.

December 2, 2105 Meeting Date

4:00 P.M. (Helsinki time) Date on which the Company will hold its Extraordinary General Meeting 2015 (the “Meeting”).

62 Nokia Proxy materials

A RECORD ADS HOLDER AS OF THE CLOSE OF BUSINESS ON NOVEMBER 19, 2015 WHO HAS PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE, WILL BE TEMPORARILY RECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE WITHOUT ANY FURTHER ACTION. THE QUESTIONS AND ANSWERS ON PAGE 3 AND 4 SHOULD ANSWER MOST OF YOUR QUESTIONS RELATED TO THE VOTING PROCESS.

RESOLUTIONS BEING CONSIDERED AT THE MEETING ARE SUMMARIZED ON THE REVERSE SIDE OF THE EXTRAORDINARY GENERAL MEETING PROXY CARD.

FULL DETAILS REGARDING THE PROPOSALS BY THE BOARD OF DIRECTORS OF THE COMPANY AND ITS CORPORATE AND GOVERNANCE COMMITTEE TO THE MEETING, AND OTHER ADDITIONAL INFORMATION RELATED TO THE MEETING ARE

AVAILABLE AT http://www.company.nokia.com/gm AND http://www.citi.com/dr (click on “Nokia EGM”).

You may also request a hard copy of the proxy materials by calling the toll-free number, 1-877-NOKIA-ADR (1-877-665-4223), or direct your written request to Citibank, N.A., Shareholder Services, PO Box 43077, Providence RI 02940-3077.

The enclosed materials are provided to allow you to vote at the Meeting. There are four alternative ways for voting: a. Through the Internet: if you are a registered ADS Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, please follow these instructions:

•	Access the website www.citi.com/dr;
•	Click on “Investors” and then click on “Voting by Internet”;
•	Enter your Proxy Access Number which is the circled number located on the front of the card in the shaded bar.
•	Complete the Voting Instructions provided on the Internet site by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent. b. With your Smartphone: If you are a registered ADS Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, please follow these instructions:

•

Scan the QR code (“Quick Response Code”) from the front of the card with your Smartphone. Most Smartphone’s have a QR reader already installed, but you may need to download the reader and install it. Most application stores provide several QR code readers to choose from at no cost.

•	Enter your Proxy Access Number which is the circled number located on the front of the card in the shaded bar.
•	Complete the Voting Instructions provided on the mobile optimized website by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and wish to vote with a Smartphone, you should refer to other information provided by your agent. c. On the Telephone: if you are a registered ADS Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, please follow these instructions:

•	Call the telephone voting access number: 1-800-652-Vote (8683);
•	Enter your Proxy Access Number which is the circled number located on the front of the card in the shaded bar.
•	Complete the Voting Instructions as indicated on a recording by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent. d. By Mailing the Voting Card, please follow these instructions:

•	Complete all of the required information on the Voting Card;
•	Sign the Voting Card; and
•	Return the Voting Card by the Voting Deadline to Nokia Proxy, C/O Citibank Shareholder Services, PO Box 43124, Providence RI 02940 5140.

If you hold your ADSs through a custodian, broker or other agent, you may have special instructions from your agent. e. By attending the Meeting in person in Helsinki, Finland: If you want to attend the meeting in person, please call Citibank,

N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

Nokia Proxy materials 63

By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

•	Certifying that you are a record ADS Holder as of the close of business on November 19, 2015;
•

Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of November 20, 2015;

•	Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and
•

Authorizing and directing the disclosure of your name, address, number of Deposited Securities held and account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR VOTING INSTRUCTIONS WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS AND ACCOUNT NUMBER.

Please note that the Deposit Agreement provides that in connection with the Meeting the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

You may also find additional information on the website www.citi.com/dr. ****************

Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

Questions and Answers

Which ADS Holders will receive the proxy material and are entitled to vote

Please note that you must be holders of the Company’s ADSs on November 2, 2015 in order to receive the proxy materials. In addition, only holders of the Company’s ADSs on the close of business on November 19, 2015 are entitled to vote at the meeting, as their voting position will be reconciled to the Finnish Record Date of November 20, 2015.

What is the Finnish Record Date

According to Finnish law, a shareholder must be recorded on the Register of Shareholders of the Company eight business days prior to the Meeting, i.e. on the Finnish Record Date of November 20, 2015, in order to be entitled to vote at the Meeting. This means that although you have voted correctly before 5:00 P.M.( New York time) on November 17, 2015, your voting position will be reconciled as of the Finnish Record Date.

How can I be recorded on the Register of Shareholders of the Company on the Finnish Record Date

If you are an ADSs Holder as of the close of business on November 19, 2015, and you have provided your voting instructions to the Depositary as instructed in this Depositary’s Notice, you will be automatically recorded on the Register on a temporary basis for you to vote at the Meeting.

Are there any other requirements I must meet in order to be temporarily recorded on the Company’s Register of

Shareholders by the Finnish Record Date

No. Providing voting instructions to the Depositary by the Voting Deadline of November 17, 2015 and being a record ADS Holder as of the close of business on November 19, 2015 automatically ensures that you will be temporarily recorded on the Register of Shareholders of the Company on the Finnish Record Date of November 20, 2015. Subsequent changes to your ADS holdings after that date do not have any effect on your votes casted by the Voting Deadline of November 17, 2015.

What does it mean to be temporarily recorded on the Company’s Register of Shareholders and why is it required

Only those holders of the Company’s ADSs registered on the Register of Shareholders of the Company on the Finnish Record Date of November 20, 2015, may vote at the Meeting. As an ADS Holder, in the normal course, the Shares represented by your ADSs are registered on the Register of Shareholders of the Company in the name of the Depositary’s local custodian. For you to vote at the Meeting, the Shares underlying your ADSs must be temporarily re-recorded from the Depositary’s local custodian’s

64 Nokia Proxy materials

name to your name on the Register of Shareholders of the Company as of the Finnish Record Date. This is done temporarily for the purpose of voting at the Meeting only.

Can voting instructions be changed

Yes, voting instructions may be changed at any time prior to the Voting Deadline of 5:00 P.M. (New York time) on November 17, 2015 by completing new Voting Instructions on the Internet Voting website, by giving new Telephone Voting Instructions at 1-800-652-Vote (8683) or by calling Citibank’s ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) and requesting a new Voting Card and returning the new and completed Voting Card to the Depositary.

Please note that the last instructions received by the Depositary (whether it be a new Voting Card, Internet Voting Instructions, or Telephone Voting Instructions) by the Voting Deadline will be the Voting Instructions followed by the Depositary.

What information is required from me to vote my ADSs

Finnish law and regulations require at the minimum the following information from a beneficial owner:

•	Name;
•	Address;
•	Number of Deposited Securities held; and
•	Identification number (i.e. account number).

Please note that by voting your ADSs, you are authorizing your bank, broker, or nominee to disclose the above-mentioned information to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name and number of ADSs on the Company’s Register of Shareholders. Without disclosure of this information, your votes will not be counted.

Why is it important to vote

The Shareholders’ General Meeting is the highest decision-making body of the Company, and thus the Company considers it important that as many shareholders as possible use their vote at the Meeting. In addition, adoption of some of the proposals to be considered at the General Meeting requires a qualified majority of the votes cast, as well as of the Shares represented at the Meeting. ADS Holders form a significant number of shares represented at the Meeting. Therefore, the Company also encourages the ADS Holders to vote at the Meeting.

Where is the Proxy Material available

In addition to mailing the ADS Holders this Depositary’s Notice and the Voting Card as well as the Company’s Meeting Notice, Nokia is providing the ADS Holders with the possibility to access the proxy material on the Internet. The proxy material can be accessed on the internet through http://www.nokia.com/gm and http://www.citi.com/dr.

Are the proposals to be considered at the General Meeting available in their entirety

Yes. The proposals by the Board of Directors of the Company and its Committees are available in their entirety on the internet through http://www.company.nokia.com/gm and http://www.citi.com/dr.

Delivery of shareholder documents via the Internet.

ADS Holders may receive Nokia Corporation’s shareholder documents (such as disclosure documents, proxy material, etc.) over the internet. As a registered ADS Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you may receive your shareholder documents electronically by registering at the website http://www.computershare.com/investor, clicking on eDelivery Signup on right hand side of screen. On the next screen, click on the drop-down arrow and locate Nokia Corporation and follow the instructions.

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Annex F: Information regarding Alcatel Lucent

The following contains certain information on Alcatel Lucent extracted directly from Alcatel Lucent’s annual report on Form F-20 for the year ended December 31, 2014 and Alcatel Lucent’s report on Form 6-K for the period ended June 30, 2015. Any references to “Company”, “we”, “us” or “our” refer to Alcatel Lucent.

General

Alcatel-Lucent is a French société anonyme, established in 1898, originally as a listed company named Compagnie

Ge ne rale d’Électricite . We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code and the financial and monetary code.

The operating segments of our business are as follows:

•	Core Networking which includes:
•	IP Routing, comprised of our IP routing portfolio and Nuage Networks
•	IP Transport, comprised of our terrestrial optics, submarine optics and wireless transmission portfolios
•	IP Platforms, which includes software as well as services
•	Access which includes:
•	Wireless Access, which includes all of our mobile radio access products and technologies (LTE, CDMA, W-CDMA, GSM/EDGE, small cells)
•	Fixed Networks [sic] , focusing on copper and fiber access technologies
•	Managed Services, which includes Network Operations and other focused solutions for the carrier and strategic industries market,
•	Licensing, positioned around the monetization of our patent portfolio.
•	Other, which included our government business through the first quarter of 2014.

Our key strengths to achieve success in our market include:

•

Our rapid expansion into products focused on creating an all-IP network in the cloud. Our cloud IP portfolio centers around: IP routing, Nuage Networks (our SDN platform), IP transport (including WDM) and selected IP Platforms such as Advanced Communications (IMS), Customer Experience

Management and CloudBand, our virtualized software platform.

•	Our leadership position in the design and evolution of ultra broadband telecommunications networks. We will continue to invest in fiber and in LTE including small cells,

to pursue this goal.

•	Maintaining a core strategy and a sustained investment in Research and Development.

We believe that these strengths, coupled with the placement of IP at the center of our strategy will lead us to a successful future while taking into account the impact of the cloud on the future of the ICT industry. We anticipate that our new emphasis will enable us to target a wider range of customers beyond our traditional base of large telecommunications operators. Our sales and marketing strategy has been redesigned to take advantage of the new portfolio focus and to identify new and profitable market segments where our leading innovations in IP and cloud will allow us to better address a wider range of service providers. This strategy also allows us to benefit from all-IP network transformations with multiple system operators (MSOs) as well as address the telecommunications needs of web-scale customers and extra-large enterprises. We also continue to work with industry verticals such as governments, utilities, and transportation to address their networking and cloud requirements. Additionally in 2014, we announced a reinvigorated Alcatel-Lucent Partner

Program to enhance our go-to-market coverage to serve customers of all kinds.

Description of the Group’s Activities

Core Networking Segment

Our Core Networking segment includes three business divisions: IP Routing, IP Transport and IP Platforms. In 2014, revenues in our Core Networking segment were €5,966 million, representing 45% of our total revenues. Within Core Networking, IP Routing revenues were €2,368 million in 2014, representing 40% of segment revenues, IP Transport revenues were €2,114 million, representing 35% of segment revenues and IP Platforms revenues were €1,484 million, representing 25% of segment revenues.

In 2014, the Core Networking segment continued to invest in a next-generation network product portfolio spanning each of this segment’s divisions as well as related professional services. Our next-generation Core Networking product portfolio continues to address the key challenge of how to simultaneously deliver innovative, revenue-generating services and provide scalable, low-cost bandwidth. In addition, we are investing in our Core Networking portfolio to help service providers to evolve to a more efficient, cloud-based network

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infrastructure that embraces SDN and NFV operational models and enables them to launch services faster, generate new revenue and increase business efficiency.

In 2014, the Core Networking segment focused its R&D efforts on:

•

New and enhanced IP routing platforms for the core, edge, metro and access parts of the network enabling the transformation to an all-IP network across a range of mobile, residential, business and network infrastructure applications;

•

The introduction of a suite of virtualized IP routing applications including the Virtualized Service router (VSR), Virtualized Mobile Gateway (VMG) and Virtualized Mobility Manager (VMM) that are optimized for deployment in an NFV environment, and that build on more than a decade of investment in software and our real-world deployment experience in our Service Router Operating System (SR

OS);

•

Multi-dimensional IP platform scale (covering capacity, services and control plane) using our in-house designed 400 gigabit/second (400 Gbps) FP3 network processor which allows for a fourfold improvement in performance and speed compared to current industry benchmarks, while reducing power consumption and space;

•	Optical switching and transport systems and technologies, including 100 gigabit/second (100 Gbps) coherent optics, and our in-house designed 400 Gbps Photonic Service

Engine (PSE) and the first-to-market programmable 100 Gbps/200 Gbps DWDM solution;

•

SDN platforms and solutions that help service providers become more flexible, open and responsive to enterprise networking needs within the data center, between data centers and across the service provider Wide Area Network (WAN);

•	IP applications and solutions, collectively known as IP

Platforms, focused on IP Communications, Cloud/NFV,

Motive® Customer Experience Management, Policy & Charging, and Consulting services.

IP Routing

Our IP Routing division is focused on delivering the IP routing infrastructure required to meet the challenges of sustaining massive network traffic growth while supporting the efficient delivery of cloud-enabled business, mobile and residential services. Our IP routing portfolio is targeted to service providers, mobile network operators, cable/multiple system operators (MSOs), transportation, utilities and large-scale enterprises worldwide.

IP Transport

Our IP Transport division designs equipment for the transmission of high-speed data over fiber optic connections.

The division focuses on terrestrial optical equipment for land (terrestrial) and undersea (submarine), for short distances in metropolitan and regional areas, and for traffic aggregation of fixed and mobile multi-service networks. Our leading transport portfolio also includes microwave wireless transmission equipment.

IP Platforms

Our IP Platforms portfolio provides systems hardware, software platforms and applications that help communications service providers, extra large enterprises and webscale companies deliver advanced IP communications, optimize their networks and operations, improve the customer experience and monetize new services.

Access Segment

Our Access segment includes four business divisions: Wireless, Fixed Access, Licensing and Managed Services. In 2014, revenues in our Access segment were €7,157 million, representing 54% of our total revenues. Within Access,

Wireless revenues were €4,685 million in 2014, representing

65% of segment revenues, Fixed Access revenues were €2,048 million, representing 29% of segment revenues, Managed Services revenues were €369 million, representing 5% of segment revenues and Licensing revenues were €55 million, representing 1% of segment revenues.

Smartphones, tablets, and other mobile, intelligent devices are increasingly pervasive, connecting people, businesses and societies in new and exciting ways. Service providers are challenged with connecting users and their devices to networks, services and applications. Demand for faster broadband services reflect a market environment in which broadband traffic is growing exponentially. More and more data, applications and services are moving to the cloud, stored in massive data centers. The access network is now the essential bridge between users and the cloud, making content, services and applications accessible on any device and at any time and from any location. The role of the access network is changing to deliver more capacity at the lowest cost without compromising performance and functionality.

In response to these changes in the role of the access network, we have re-positioned our wireless and fixed access portfolios to focus on Ultra-Broadband Access, providing our customers with high-speed, high capacity, high performance access solutions. These ultra-broadband solutions leverage the latest innovations in fixed and wireless access technologies and build on our leadership position in the fixed and wireless access markets.

In 2014, the Access segment focused its R&D efforts on:

•	Ultra-fast fixed broadband solutions using copper and fiber technologies such as VDSL2, vectoring, G.fast and next generation passive optical networking (NG-PON2 )
•	Ultra-fast mobile broadband solutions using wireless technologies such as LTE and small cells; and
•	Highly distributed architectures for fixed access (also known as fiber-to-the-x, or FTTx) and wireless access

(small cells, LTE overlay) that often require scalable approaches to aggregation and backhaul.

Wireless

Our wireless products and services portfolio enables mobile network operators to cost effectively satisfy the demand for mobile data capacity. In 2014, our wireless portfolio and investments focused on the growth areas of LTE and small

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cells and we continue our transition away from 2G/3G legacy technologies.

Fixed Access

Our Fixed Access division designs and develops fixed access products that allow service providers to offer Ultra-Broadband connectivity over digital subscriber lines (DSL) and fiber connections. Also known as fiber-to-the-x (FTTx) equipment, these products provide internet access and other services to residential and business customers around the world. These products also help complete the transformation of legacy networks to IP by providing IP connectivity for the last mile.

Licensing

The Licensing division actively pursues a strategy of licensing patents to generate revenues. We also license selected technologies to third parties to generate revenues. Additional revenues are generated through the sale of selected patents when that path best serves our needs.

Managed Services

Our Managed Services division delivers innovative solutions for both the carrier and strategic industries markets. Our solutions help customers by delivering accelerated time to market, continuous improvement in service quality and a sustainable lower total cost of operations.

Other Segment

Our Other segment included our Government business, which builds and delivers complete turnkey solutions in support of U.S. Federal government agencies in the US. On March 31, 2014, we completed the disposal of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant. Revenues in our Other segment were €41 million, representing less than 1% of our total revenues.

Government

LGS Innovations provides secure networking, satellite communications, VoIP, optical routers and other solutions for the US national security, defense, and advanced research communities, and has a heritage as a trusted partner of the US Federal Government for more than 60 years.

Structure of the Main Consolidated Companies as of December 31, 2014

The organization chart below reflects the main companies consolidated in the Group as of December 31, 2014. Percentage of interest in the capital equals 100% unless otherwise specified.

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Overview of 2014

In 2014, the telecommunications equipment and related services market witnessed mixed trends across different regions. Investments in IP and ultra-broadband access technologies, such as routing and LTE, led to robust investments in the U.S. notably in the first half of the year. China also benefitted from strong network investments as

TD-LTE deployments accelerated early in 2014 while the telecommunications equipment market in Europe continued to show signs of easing.

In addition to regional trends, industry trends also played a significant role in shaping the spending for telecommunications equipment and related services in 2014. The telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. We estimate that approximately 3.9 billion people will be connected to the Internet by 2017 and that by 2020 there will be more than 70 billion connected devices. Growth of data traffic has put significant pressure on telecommunications providers to improve their networks in terms of coverage, capacity and quality. To meet these demands, network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through copper, fiber, LTE and new digital services delivery. We are also seeing similar trends with cable operators, who are investing to deploy high-speed networks. Additionally, network and cloud infrastructure are intersecting, allowing for the hosting of enterprise and consumer applications. Web scale companies, such as Amazon

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and Google, and large enterprises are driving the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. From 2012 to

2017, we expect a 440% increase in data center traffic. IP routing is at the heart of the telecommunications equipment and related services industry transformation, impacting fixed and mobile broadband as well as cloud services.

To better align ourselves with these industry trends, on June

19, 2013 we announced The Shift Plan, a detailed three-year plan to reposition our Company as a specialist provider of

IP and Cloud Networking and Ultra-Broadband Access, the high-value equipment and services that are essential to high-performance networks.

This combination of regional and industry trends resulted in mixed spending in the market for telecommunications equipment and related services in 2014. These trends, in addition to other factors, were key drivers of how our own businesses performed in 2014, with total sales decreasing 4.6% compared to 2013, as growth in technologies such as IP

Routing and LTE was offset by the impacts of the restructuring of our Managed Services business.

Overview of the First Half of 2015

In the first half of 2015, the telecommunications equipment and related services market witnessed mixed trends across different regions. The U.S. witnessed a softer spending environment in the first half of 2015 compared to the first half of 2014, China saw network investments in TD-

LTE deployments that began in 2014 continue, while the telecommunications equipment market in Europe kept showing signs of improvement.

In addition to regional trends, the industry trends that we experienced in 2014 also continued to play a significant role in shaping the spending for telecommunications equipment and related services in the first half of 2015. The telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. Network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through copper, fiber, LTE and new digital services delivery. Cable operators are also investing to deploy high-speed networks. Additionally, network and cloud infrastructure are intersecting, allowing for the hosting of enterprise and consumer applications.

Web scale companies, such as Amazon and Google, and large enterprises are driving the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. IP routing is at the heart of the telecommunications equipment and related services industry transformation, impacting fixed and mobile broadband as well as cloud services.

To better align ourselves with these industry trends, on June

19, 2013 we announced The Shift Plan, a detailed three-year plan to reposition our Company as a specialist provider of

IP and Cloud Networking and Ultra-Broadband Access, the high-value equipment and services that are essential to high-performance networks.

This combination of regional and industry trends resulted

in mixed spending in the market for telecommunications equipment and related services in the first half of 2015. These trends, in addition to other factors, such as changes in foreign exchange rates, were drivers of how our businesses performed in the first half of 2015, with total sales increasing 7.1% compared to the first half of 2014.

Strategy and Outlook

The Shift Plan

The Shift Plan, which was announced on June 19, 2013, is a detailed three-year plan to reposition Alcatel-Lucent as a specialist provider of IP and Cloud Networking and Ultra-

Broadband Access, which are the high-value equipment and services that are essential to high-performance networks. Successful implementation of The Shift Plan will give our customers renewed confidence in our long-term stability, enhance our employees’ commitment to the Group and provide us with the ability to negotiate improved terms when we access the capital markets. The first phase of The

Shift Plan was structured around three priorities: refocusing, restructuring and refinancing. This first phase allowed us to reposition our Company from a telecommunications generalist to a specialist, with better-aligned management, a sound financial foundation, a stronger focus on innovation and significant growth prospects. The second phase of The

Shift Plan is articulated around three complementary pillars: innovation, transformation and growth. We believe that this second phase will allow us to capitalize on new market opportunities. Our transformation has been a commercial traction across our portfolio in key technologies such as core routing, 100G optics, SDN, NFV, 4G LTE, small cells and next-gen fixed access. This traction has been enriched by:

Innovations across a number of important areas of our business, including Core Routing and SDN within IP Routing, 400G in IP Transport, virtualization in IP Platforms, carrier aggregation and Multimedia Broadcast Multicast Service

(eMBMS) in Wireless and G.fast and NG-PON2 in Fixed Access; and

•	Technological partnerships, including with Qualcomm on small cells, with Intel on virtualization of network functions and with Accenture around ultra broadband opportunities.
•	The main elements of the Shift Plan include:
•

Investing in our Core Networking businesses (which include IP Routing, IP Transport, IP Platforms and associated services): we expect that these businesses will be the engines of Alcatel Lucent’s growth in the future.

•	Increasing segment operating cash flow from our Access segment.
•	Market diversification: Successful implementation of The

Shift Plan will enable us to improve the way we access the market, resulting in a business that is better leveraged.

Furthermore, market diversification has led us to redesign our sales and marketing strategy to take advantage of our new focus on our products and services portfolio and help us to identify new market segments, such as cyber security and data centers. Examples of customers in

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new markets include the University of Pittsburgh Medical

Center and a large financial institution, with respect to our

SDN solution, and cable operators in the United States, with respect to our core routers.

•	Rightsizing of the cost structure.
•

Generation of additional cash from dispositions, including the disposals or intended disposals of the following business: the sale of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group, which was completed on March 31,

2014;

•	the sale of 85% of Alcatel-Lucent Enterprise to China

Huaxin, a technology investment company, which was completed on September 30, 2014;

•	the disposal of our cyber-security services and communications security activities to Thales, which was completed on December 31, 2014; and
•	the acceleration of the strategic repositioning of its submarine cable unit, Alcatel-Lucent Submarine

Networks, which could take the form of a trade sale, an IPO or a spin-off.

•

Self-funded plan and financial sustainability: We completed The Shift Plan’s goal to strengthen our balance sheet from 2013 through 2015 through €2 billion of debt management transactions. The Group took advantage of favorable capital markets conditions and extended the average maturity of our debt. Our goal of reducing our overall debt by €2 billion is more than halfway achieved following the raising of €957 million in December 2013 through a capital increase and the conversion of €48 million outstanding OCEANE 2015 in December 2013.

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Annex G: Agenda

Extraordinary General Meeting of Nokia Corporation

Wednesday, December 2, 2015 at 4:00 p.m. (Helsinki time)

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of the persons to confirm the minutes and to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Resolution on the authorization to the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent

7. Resolution on the amendment of the Articles of Association

8. Resolution on changes to the composition of the Board of Directors 9. Closing of the Meeting

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© Nokia 2015. Nokia is a registered trademark of Nokia Corporation. Other product and company names mentioned herein may be trademarks or trade names of their respective owners.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
	Name:	Riikka Tieaho
	Title:	Vice President, Corporate Legal